
03019637

annual report



ALDERWOODS
GROUP

The document contained herein, contains the 2002 Annual Summary. Should this Annual Summary be absent, please contact the Investor Relations Department to receive a copy.


ALDERWOODS
GROUP

Alderwoods Group, Inc.

2225 Sheppard Ave. E., Suite 1100
Toronto, ON Canada M2J 5C2
1.877.707.7100
corporate.communications@alderwoods.com

Alderwoods Group, Inc. 2002 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the 52 weeks ended December 28, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-33277

ALDERWOODS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1522627**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
311 Elm Street, Suite 1000, Cincinnati, Ohio	**45202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **513-768-7400**

Securities registered pursuant to Section 12(b) of the Act:

None	**None**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

Warrants to purchase Common Stock
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the Common Stock and Warrants to purchase Common Stock held by non-affiliates of the registrant (assuming that the registrant's only affiliates are its officers and directors), based on their closing prices on the Nasdaq Stock Market on June 14, 2002 was $295,038,000 and $3,261,000, respectively.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

At February 28, 2003, there were 39,965,392 shares of Common Stock outstanding and Warrants to purchase 2,992,000 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Listed hereunder is the document to be incorporated by reference and the Parts of the Form 10-K into which portions of the document will be incorporated:

Document	Part of Form 10-K
Proxy Statement to be delivered to stockholders in connection with the annual meeting of stockholders to be held on May 1, 2003.	Part III — Item 11 — Executive Compensation Part III — Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Part III — Item 13 — Certain Relationships and Related Transactions

TABLE OF CONTENTS

GENERAL INFORMATION

Unless the context otherwise requires (a) "Alderwoods Group" refers to Alderwoods Group, Inc., a Delaware corporation, (b) "Loewen Group" or the "Predecessor" refers to The Loewen Group Inc., a British Columbia corporation, (c) "Loewen International" refers to Loewen Group International, Inc., (a Delaware corporation and a wholly-owned subsidiary of Loewen Group which, on January 2, 2002, was reorganized and renamed Alderwoods Group, Inc. and thereupon ceased to be affiliated with Loewen Group), (d) the "Company" refers to Alderwoods Group together with its subsidiaries and associated companies, (e) "Debtors" refers to, collectively, Loewen Group, Loewen International and their debtor subsidiaries, and (f) "Loewen Companies" refers to Loewen Group, Loewen International and their subsidiaries.

All dollar amounts are in United States dollars unless otherwise indicated.

PART I

ITEM 1. BUSINESS

Overview

Alderwoods Group, Inc. is the second largest operator of funeral homes and cemeteries in North America. As of December 28, 2002, the Company operated 763 funeral homes, 185 cemeteries and 62 combination funeral homes and cemeteries throughout North America and 39 funeral homes in the United Kingdom. The Company provides funeral and cemetery services and products on both an at-need (time of death) and pre-need basis. In support of its pre-need business, the Company operates insurance subsidiaries that provide customers with a funding mechanism for the pre-arrangement of funerals.

Loewen International (incorporated in Delaware on February 25, 1987), as reorganized and renamed Alderwoods Group, Inc., succeeded to the business previously conducted by Loewen Group on January 2, 2002 (the "Effective Date") under the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., its Parent Corporation and certain of their Debtor Subsidiaries, as modified (the "Plan"). Alderwoods Group is a holding company owning, directly or indirectly, the capital stock of approximately 270 subsidiaries through which the funeral, cemetery and insurance businesses are operated. The principal executive office of the Company is located at 311 Elm Street, Suite 1000, Cincinnati, Ohio 45202.

Basis of Accounting

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies. The Company's accounting information contained in this Form 10-K is presented on the basis of United States generally accepted accounting principles ("GAAP").

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this Form 10-K. However, the consolidated financial and other information of the Company issued subsequent to implementation of the Plan are not comparable with the consolidated financial information and other information issued by the Predecessor prior to implementation of the Plan due to:

- the significant changes in the financial and legal structure of the Company;
- the application of "fresh start" reporting as explained in Note 2 to the Company's consolidated financial statements as at and for the 52 weeks ended December 28, 2002 (the "Consolidated Financial Statements"), as a result of the confirmation and implementation of the Plan described below; and
- changes in accounting policies, certain account classifications and fiscal accounting periods adopted by the Company.

Furthermore, Loewen Group had implemented an asset disposition program to dispose of properties that did not fit into Loewen Group's strategic plans.

Business Operations

The Company's segments primarily consist of the funeral and cemetery activities of its operating subsidiaries. The Company's segments also include an insurance business in support of the core funeral and cemetery operations. Within the Company's segments, the Company maintains a regional operating structure for the funeral and cemetery business that is organized into multiple geographic regions in the United States, Canada and the United Kingdom. For certain financial information by segment and geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of

Operations — Management's Discussion and Analysis of Alderwoods Group and — Management's Discussion and Analysis of Predecessor," Note 16 to the Company's Consolidated Financial Statements and Note 15 to the Predecessor's consolidated financial statements. Funeral operations constituted approximately 64% of consolidated revenue of the Company for 2002, compared to approximately 62% for the Predecessor in 2001. Cemetery operations constituted approximately 22% of consolidated revenue of the Company for 2002, compared to approximately 25% for the Predecessor in 2001. Insurance operations constituted approximately 14% of consolidated revenue of the Company for 2002, as compared to approximately 13% for the Predecessor in 2001.

Funeral Operations

The Company's funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company's funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium. The Company's funeral operations generally experience slightly higher sales in the winter months, primarily due to higher incidents of deaths due to illnesses brought on by cold weather.

Amounts paid for funeral services are recorded as revenue at the time the service is performed. Payments made for pre-need funeral contracts are either placed in trust or are used on behalf of the purchaser of the pre-need contract to pay premiums on life insurance polices, under which the Company is designated as the beneficiary. At the date of performing a pre-need funeral service, the original contract amount, together with related accrued earnings from trust and increased insurance benefits, is recorded as funeral revenue.

Cemetery Operations

The Company's cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches and mausoleum crypts), the opening and closing of graves and cremation services.

Provided certain collectibility criteria are met, pre-need cemetery interment right sales of developed cemetery property are deferred until a minimum percentage of the sales price has been collected, while pre-need cemetery interment right sales of undeveloped cemetery property are deferred and revenue is recognized on a percentage of completion basis. Pre-need sales of cemetery merchandise or services are deferred until the delivery of such merchandise or performance of such services occurs.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Company's Consolidated Financial Statements. Earnings on merchandise and services trust funds are deferred on the balance sheet until the revenue of the associated merchandise or service is recognized in earnings. Selling costs related to the sale of pre-need merchandise and services are expensed in the period incurred.

Pursuant to various state and provincial laws, the Company provides for the long-term maintenance of its cemetery properties by placing a portion, typically 10% to 15%, of the proceeds from the sale of interment rights into a perpetual care trust fund (these amounts are generally contributed to trust when the contract is fully paid). As allowed by these laws, the income earned on these funds is used to partially offset the maintenance costs of operating the cemeteries. At December 28, 2002, the cemeteries had approximately $274 million in perpetual care trust funds, compared to $259 million at December 31, 2001, which are not reflected in the Consolidated Financial Statements because the principal is required to stay in trust in perpetuity.

Combined Funeral and Cemetery Operations

The Company operates 62 combination funeral homes and cemeteries in which a funeral operation is physically located within or adjoining a cemetery operation. The Company's combination operations allow synergies between funeral and cemetery sales, and reduction in personnel, equipment and other costs. In addition, customers are provided with the convenience of a single location to purchase funeral and cemetery services and merchandise.

Insurance Operations

The Company operates several insurance subsidiaries licensed in a total of 32 jurisdictions. These insurance subsidiaries sell a variety of life insurance products, primarily for the funding of pre-need funerals.

Death Care Industry

Competition

The funeral service industry in North America is highly fragmented, consisting primarily of small, family-owned businesses. There are approximately 22,000 funeral homes and 10,500 cemeteries in the United States. The Company believes the four largest public operators of funeral homes and cemeteries — Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc. and Carriage Services, Inc. — operate approximately 12% and 9% of the funeral homes and cemeteries, respectively, in the United States, with approximately 22% of total funeral calls served. The Company's competition in the markets it operates generally arise from one or more of the above public operators in addition to independent operators of funeral homes and cemeteries for at-need and pre-need business. The market share of a single funeral home or cemetery in any community is often a function of the name, reputation and location of that funeral home or cemetery. Gains or losses in market share within a community are usually realized over a number of years.

Cremation

Substantially all of the Company's funeral homes provide basic cremation services through Company owned or third party crematories, and the Company has proprietary programs designed to provide a full range of merchandise and services to families choosing cremation. In 2002, cremations accounted for approximately 36% of all funeral services performed by the Company, compared to approximately 34% performed by the Predecessor in 2001. According to the latest industry studies available, cremations increased by approximately 1% annually from 1997 to 2001, as a percentage of all funeral services in the United States and, in 2001, accounted for approximately 27% of all funeral services performed in the United States. This trend to increasing cremations is expected to continue into the future.

Regulation

The funeral service and cemetery industry is regulated primarily on a state and provincial basis with a vast majority of jurisdictions requiring licensing and supervision of individuals who provide funeral-related services. Most jurisdictions also regulate the sale of pre-need services and the administration of any resulting trusts or insurance contracts. The laws and regulations are complex, subject to interpretation by regulators, and vary from jurisdiction to jurisdiction. Non-compliance with these regulations can result in fines or suspension of licenses required to sell pre-need services and merchandise. In addition, concerns regarding lack of competition have led a few jurisdictions to enact legislation restricting the common ownership of funeral homes, cemeteries and related operations within a specific geographic region.

The Company's operations in the United States must also comply with federal legislation, including the laws administered by the Occupational Safety and Health Administration, the Americans with

Disabilities Act and the Federal Trade Commission ("FTC") regulations. The FTC administers the Trade Regulation Rule on Funeral Industry Practices, the purpose of which is to prevent unfair or deceptive acts or practices in connection with the provision of funeral goods or services. Certain regulatory requirements also exist in Canada and the United Kingdom.

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. On a continuing basis, the Company's business practices are designed to assess and evaluate environmental risk and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable. Actual environmental liabilities could differ significantly from the Company's estimates.

The Company's insurance subsidiaries are subject to regulation by the states in which they are domiciled and the states in which their products are sold.

Employees

At February 22, 2003, the Company employed approximately 9,500 people, with approximately 530 people employed at the executive and administrative offices in Cincinnati, Ohio, Toronto, Ontario and Burnaby, British Columbia. The Company believes that relationships with these employees are good, but recognizes employees have concerns over the challenges facing the Company. At February 22, 2003, approximately 120 of the Company's employees were members of collective bargaining units.

Web Site Access to Periodic and Current Reports

The Company makes its periodic and current reports available, free of charge, through its web site at http://www.alderwoods.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the United States Securities and Exchange Commission ("SEC").

Predecessor Overview

From the inception of Loewen Group in 1985 until the last half of 1998, Loewen Group's business philosophy centered on a growth strategy in the funeral home and cemetery businesses. Loewen Group's primary growth philosophy was to act as a consolidator and, as such, to respond to opportunities offered by independent operators seeking to complete their own ownership "succession planning" by selling their businesses to a larger organization. The greatest number of acquisitions made by Loewen Group involved small- and medium-sized businesses; these businesses, many with annual revenues of less than $1 million, comprised the vast majority of the Loewen Group's operating locations. Most acquisitions made by Loewen Group were funded by debt either (a) issued to the seller, (b) borrowed from large financial institutions or (c) raised in the public debt markets. Beginning in 1996, Loewen Group's strategic growth plan began to increase its focus on acquisitions of cemeteries, as distinguished from the earlier emphasis on acquisitions of funeral homes.

Beginning in the second half of 1998, in light of negative cash flow from its businesses and increasing difficulties in meeting its debt service obligations, Loewen Group virtually ceased its acquisition program. During the last quarter of 1998, Loewen Group began attempting to sell various operations.

Loewen Group's financial difficulties primarily stemmed from a highly burdensome debt load, much of which was incurred in connection with its historical acquisition program, and the poor cash flow characteristics associated with its then-existing cemetery pre-need sales strategy. As of March 31, 1999, Loewen Group's consolidated balance sheet reflected approximately $2.1 billion of long-term debt (of which approximately $742.2 million was due currently) and approximately $48.8 million of other current debt.

On June 1, 1999 (the "Petition Date"), Loewen Group, approximately 850 United States subsidiaries of Loewen Group (including Loewen International) and one foreign subsidiary of Loewen Group each voluntarily filed a petition for creditor protection under Chapter 11 ("Chapter 11") of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Concurrent with the Chapter 11 filing, Loewen Group and 117 of its Canadian subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act ("Creditors Arrangement Act") with the Ontario Superior Court of Justice (the "Canadian Court"). Subsequent to the Petition Date, five additional subsidiaries of Loewen Group voluntarily filed petitions for creditor protection and 41 subsidiaries were voluntarily deleted. The Loewen Companies' insurance, United Kingdom and certain funeral and cemetery subsidiaries were excluded from the Chapter 11 and Creditors Arrangement Act filings.

The Bankruptcy Court confirmed the Plan on December 5, 2001, the Canadian Court recognized the Plan on December 7, 2001, and the Plan became effective on January 2, 2002.

Pursuant to the Plan, the following transactions, among other things, were completed on the Effective Date:

- Loewen Group, through a series of transactions, transferred to Loewen International all of its assets, excluding only bare legal title to its claims against the United States in the pending arbitration matter ICSID Case No. ARB(AF)/98/3 (the "NAFTA Claims") under the North American Free Trade Agreement ("NAFTA"), and transferred to Loewen International the right to any and all proceeds from the NAFTA Claims; these transactions were structured in light of the jurisdictional and substantive requirements for the maintenance of, and are intended to preserve, the NAFTA Claims; and, following these transactions, Loewen Group ceased to have any employees, meaningful assets or operations;
- Through a series of subsidiary restructuring transactions, including mergers, consolidations and similar transactions, the number of subsidiaries in the corporate structure was reduced from more than 1,000 to approximately 300;
- Loewen Group's ownership of Loewen International was cancelled, and Loewen International thereupon ceased to be affiliated with Loewen Group;
- The 9.45% Cumulative Monthly Income Preferred Securities, Series A issued by Loewen Group Capital, L.P. ("Monthly Income Preferred Securities") and the related obligations were cancelled in exchange for warrants ("Warrants") to purchase 496,800 shares of common stock, par value $0.01 per share, of Alderwoods Group ("Common Stock") at an initial price of $25.76, which Warrants will expire on January 2, 2007;
- The debt claiming the benefit of the collateral trust agreement dated as of May 15, 1996, among Bankers Trust Company, as trustee, Loewen Group, Loewen International and certain pledgors (the "Collateral Trust Agreement") was cancelled in exchange for a combination of an aggregate cash payment of $131.5 million, 36,728,503 shares of Common Stock and Alderwoods Group's 12¼% Senior Notes Due 2009 in the aggregate principal amount of $330 million ("Seven-Year Unsecured Notes"), Alderwoods Group's 12¼% Senior Notes Due 2004 in the aggregate principal amount of $49.5 million ("Two-Year Unsecured Notes") and Alderwoods Group's 11% Senior Secured Notes Due 2007 in the aggregate principal amount of $250 million ("Five-Year Secured Notes");
- Certain claims were settled in exchange for an aggregate cash payment of $2 million and 11,648 shares of Common Stock;
- Certain unsecured obligations were cancelled in exchange for an aggregate of 2,759,270 shares of Common Stock, Warrants to purchase 2,495,200 shares of Common Stock and all of the interests in

a liquidating trust that holds (a) five-year warrants of reorganized Prime Successions Holdings, Inc. ("Prime") issued to Loewen Group in Prime's reorganization proceeding and (b) an undivided 25% interest in the net proceeds, if any, of the NAFTA Claims;

- Certain administrative claims were satisfied through the issuance of Alderwoods Group's 12¼% Convertible Subordinated Notes Due 2012 in the aggregate principal amount of $24.7 million (the "Convertible Subordinated Notes"), which are convertible, at the holder's option, into Common Stock at an initial conversion rate equal to $17.17 per share and 379,449 shares of Common Stock, which resulted in Alderwoods Group becoming the owner of all of the outstanding common stock of Rose Hills Holdings Corp. ("Rose Hills") which in turn owns 100% of the outstanding common stock of Rose Hills Company, also an SEC registrant;
- Certain executory contracts and unexpired leases of the debtor subsidiaries were reinstated and, such indebtedness, together with long-term indebtedness of subsidiaries of the Company that were not debtors, totaled approximately $45 million;
- Cash payments in the aggregate amount of $31.6 million were made in respect of certain convenience, priority and other claims;
- A new board of directors was selected for the Company; and
- The Company entered into an exit financing facility (the "Credit Facility") with a maximum availability of $75 million.

During the Company's first year of operations, subsequent to the Effective Date, the Company had a continuing obligation to resolve residual bankruptcy claims of allowed amounts, most of which were procedural oriented. In this regard, at fresh start, the Company estimated its cost to complete and resolve such pending matters and established an accrual of $57.1 million. Though the Company had anticipated completing all remaining reorganization matters and tasks during fiscal 2002, various delays experienced resulted in a number of items still not being completed. Although the estimated amounts were accrued at emergence, the continuing activities and associated costs, primarily legal fees, general Chapter 11 costs, legal reorganization costs, and adversary proceeding costs, continue to be incurred to complete the remaining reorganization procedures. Accordingly, the Company has estimated the remaining costs and has a remaining balance of $26.3 million at December 28, 2002. The Company expects to complete the remaining reorganization procedures during fiscal year 2003.

ITEM 2. PROPERTIES

The Company's properties consist primarily of funeral homes and cemeteries. Of the Company's 802 funeral homes at December 28, 2002, 106 were leased facilities and the balance were owned by the Company. In some cases, the Company has a right of first refusal and/or an option to purchase its leased premises. Of the funeral homes owned by the Company, 379 funeral homes in the United States are pledged as security for the Credit Facility and 51 funeral homes are pledged as security for other debt. As of December 28, 2002, there were 643 funeral homes located in the United States, 120 in Canada and 39 in the United Kingdom.

The Company operated or provided management and sales services pursuant to various management and sales agreements to 185 cemeteries at December 28, 2002, of which the assets of two are pledged as security for debt. The cemeteries (including those in combination funeral homes and cemeteries) operated by the Company at December 28, 2002, contained an aggregate of approximately 12,600 acres of which approximately 60% were developed. As at December 28, 2002, there were 181 cemeteries located in the United States and four in Canada.

At December 28, 2002, 59 combination funeral homes and cemeteries were located in the United States and three in Canada. Of the Company's 62 combination funeral homes and cemeteries at

December 28, 2002, one was leased and the balance were owned by the Company. Of the combination funeral homes and cemeteries located in the United States, eight are pledged as security for the Credit Facility and three are pledged as security for other debt.

The Company's office in Cincinnati, Ohio occupies approximately 21,000 square feet of leased office space. The Company's office in Toronto, Ontario occupies approximately 19,000 square feet of leased office space. The Company's office in Burnaby, British Columbia occupies approximately 69,000 square feet of leased office space.

The Company's facilities are well-maintained and kept in good condition, which, management believes, meets the standards required for the Company's nature of business.

ITEM 3. LEGAL PROCEEDINGS

Proposed Civil Rights Class Actions

Since July 2000, ten lawsuits were filed against Security Industrial Insurance Company, subsequently renamed Security Plan Life Insurance Company, a subsidiary of the Company, and various other unrelated insurance companies asserting similar claims and seeking class action certification. The complaints in each of the lawsuits were virtually identical alleging that the defendants sold life insurance products to plaintiffs and other African Americans without disclosing that premiums paid would likely exceed the face value of the policies, and that plaintiffs paid higher premiums than Caucasian policyholders and received proportionately lower death benefits. The plaintiffs sought, among other things, injunctive relief, equitable relief, restitution, disgorgement, increased death benefits, premium refunds (in one case, with interest), costs and attorney fees.

On January 9, 2002, the Louisiana State Court gave final approval to a class-action settlement with respect to the claims in the lawsuits. The Louisiana State Court's final approval determined such settlement to be fair, reasonable and adequate for the class, which was certified by such court for settlement purposes only. The settlement provided agreed-upon amounts of compensation to class members in exchange for a release of all pending and future claims they may have against the Company and certain of its affiliates. The Company has recorded a provision for the agreed-upon amounts of compensation and related costs with respect to these lawsuits within the Company's Consolidated Financial Statements.

During the fourth quarter of fiscal 2002, the agreed upon amounts of compensation to all class members were paid and settled in accordance with the terms of the settlement described above.

The Loewen Group Inc. et al. v. The United States of America

In October 1998, the Predecessor and Raymond L. Loewen, the then-Chairman and Chief Executive Officer of the Predecessor, filed a claim against the United States government for damages under the arbitration provisions of NAFTA. The claimants contend that they were damaged as a result of breaches by the United States of its obligations under NAFTA in connection with certain litigation in the State of Mississippi entitled *O'Keefe vs. The Loewen Group Inc.* Specifically, the plaintiffs allege that they were subjected to discrimination, a denial of justice, a denial of the fair and equitable treatment and full protection and security guaranteed by NAFTA and uncompensated expropriation, all in violation of NAFTA. The NAFTA claims are currently the subject of a pending proceeding before an arbitration panel (the "Arbitration Tribunal") appointed pursuant to the rules of the International Centre for Settlement of Investment Disputes. In January 2001, the Arbitration Tribunal issued a ruling rejecting certain of the U.S. government's jurisdictional challenges and scheduled a hearing on the merits of the NAFTA claims, held on October 15-19, 2001. A motion relating to the jurisdiction of this matter was heard on June 5, 2002. The matter is now pending before the Arbitration Tribunal.

Pursuant to the Plan, the Predecessor, through a series of transactions, transferred to the Company all of its assets, excluding legal title to the NAFTA claims, and transferred to the Company the right to any and all proceeds from the NAFTA claims. In addition, pursuant to the Plan, an undivided 25% interest in the proceeds, if any, of the NAFTA claims as such proceeds may be adjusted as a result of the arbitration contemplated by the letter agreement between the Predecessor and Raymond L. Loewen, dated May 27, 1999 (the "NAFTA Arbitration Agreement"), less (a) any amounts payable under paragraph 3 of the NAFTA Arbitration Agreement and (b) any amounts payable pursuant to the contingency fee letter agreement between Jones, Day, Reavis & Pogue and the Predecessor, dated July 25, 2000, was transferred to a liquidating trust for the benefit of creditors of the Predecessor. Although the Company believes that these actions should not affect the NAFTA claims, the government of the United States, respondent in the NAFTA proceeding, has asserted that these actions have divested the Arbitration Tribunal of jurisdiction over some or all of the claims. The Company does not believe that it is possible at this time to predict the final outcome of this proceeding or to establish a reasonable estimate of the damages, if any, that may be awarded, or the proceeds, if any, that may be received in respect of the NAFTA claims.

Other

The Company is a party to other legal proceedings in the ordinary course of its business, but does not expect the outcome of any other proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF ALDERWOODS GROUP

The following table sets forth certain information with respect to executive officers of Alderwoods Group as of February 22, 2003.

Name	Age	Position
John S. Lacey	59	Chairman of the Board
Paul A. Houston	54	Director, President and Chief Executive Officer
Ross S. Caradonna	52	Executive Vice President, Chief Information Officer
Cameron R.W. Duff	42	Senior Vice President, Corporate Development
Ellen Neeman	52	Senior Vice President, Legal and Compliance
Richard J. Scully	44	Senior Vice President, Sales and Marketing
Kenneth A. Sloan	53	Executive Vice President, Chief Financial Officer

Certain biographical information relating to each of these individuals is set forth below.

John S. Lacey became the Chairman of the Board of Directors of Alderwoods Group on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of Loewen Group. In December 1998, Mr. Lacey became a director of Loewen Group. From July 1998 to November 1998, Mr. Lacey was President and Chief Executive Officer of The Oshawa Group Ltd., a marketer of food and pharmaceutical products, in Toronto, Ontario. From November 1996 to July 1998, Mr. Lacey was President and Chief Executive Officer of WIC Western International Communications Inc., a private broadcaster, in Vancouver, British Columbia.

Paul A. Houston became a director, President and Chief Executive Officer of Alderwoods Group on January 2, 2002. From December 1999 to January 2002, Mr. Houston was President and Chief Executive Officer of Loewen Group and President of Loewen International. Additionally, Mr. Houston served as a director of Loewen Group from June 1999 to January 2002. From August 1996 to October 1999,

Mr. Houston was President and Chief Executive Officer of Scott's Restaurants Inc., a quick service food company.

Ross S. Caradonna became Executive Vice President, Chief Information Officer of Alderwoods Group on January 22, 2003. From September 2002 to January 21, 2003, Mr. Caradonna was Senior Vice President, Chief Information Officer of Alderwoods Group. From September 2001 to September 2002, Mr. Caradonna served as Senior Vice President, Chief Information Officer of Sobey's Inc., a grocery retailer and distributor. From October 2000 to July 2001, Mr. Caradonna was a Senior Retail Consultant with Karabus Management. From June 1991 to September 2000, Mr. Caradonna served as Senior Vice President, Chief Information Officer of Scott's Hospitality Inc., an international consumer service company.

Cameron R.W. Duff became Senior Vice President, Corporate Development of Alderwoods Group in June 2002. From March 2001 until March 2002, Mr. Duff was a partner in the law practice of Donahue Ernst & Young. From July 2000 to February 2001, Mr. Duff was a consultant to TD Bank Financial Group, a provider of financial products and services. From July 1997 to June 2000, Mr. Duff was Vice President, Business Development & Corporate Strategy for CT Financial Services Inc., a provider of financial products and services.

Ellen Neeman became Senior Vice President, Legal and Compliance of Alderwoods Group in June 2002. From May 2001 to January 2002, Ms. Neeman was Vice President & Corporate Secretary for 724 Solutions, Inc., a provider of Internet infrastructure software. From March 2000 to April 2001, Ms. Neeman was Vice President & Corporate Secretary for Geac Computer Corporation Limited, a software provider. From March 1997 to January 2000, Ms. Neeman was Senior Vice President, General Counsel & Corporate Secretary for UniHost Corporation, a company engaged in hotel ownership, franchising and management businesses.

Richard J. Scully became Senior Vice President, Sales and Marketing of Alderwoods Group in January 2003. From June 2001 to January 2003, Mr. Scully was Vice President, Sales and Marketing of Alderwoods Group. From 2000 to June 2001, Mr. Scully served as Director, E-Commerce of Tucows International Corp., an internet channel management company. From 1989 to 2000, Mr. Scully was Director, Knowledge Management at Glaxowellcome Canada Inc., a pharmaceutical manufacturing and marketing company.

Kenneth A. Sloan became Executive Vice President, Chief Financial Officer of Alderwoods Group on January 22, 2003. From January 2, 2002, to January 21, 2003, Mr. Sloan was Senior Vice President, Chief Financial Officer of Alderwoods Group. From November 2000 to January 2002, Mr. Sloan was Senior Vice President, Chief Financial Officer of Loewen Group and of Loewen International. From September 1987 to September 2000, Mr. Sloan served as Senior Executive Vice President, Finance and Planning and Chief Financial Officer of Shoppers Drug Mart Ltd., an operator of drug stores.

No executive officer of Alderwoods Group is related by blood, marriage or adoption to any director or other executive officer of Alderwoods Group.

There are no arrangements or understandings between any executive officer of Alderwoods Group and any other person pursuant to which the executive officer was selected as an executive officer of Alderwoods Group.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Pursuant to the Plan, the Company's Common Stock and Warrants were issued on the Effective Date and commenced trading on The NASDAQ Stock Market, Inc. ("Nasdaq") on January 3, 2002. The Common Stock and Warrants trade as National Market securities on Nasdaq under the symbols "AWGI" and "AWGIW," respectively.

The following table sets forth, for the periods indicated, the range of high and low sales prices of the Company's Common Stock, as reported on Nasdaq.

	Price Range	
	High	Low
52 Weeks Ended December 28, 2002:		
12-week period ended March 23, 2002	$15.31	$11.50
12-week period ended June 15, 2002	12.00	6.86
16-week period ended October 5, 2002	9.90	5.45
12-week period ended December 28, 2002	6.73	3.65

As at February 22, 2003, there were 491 and 418 record holders of the Common Stock and Warrants, respectively.

Dividend Policy

Since the Effective Date, Alderwoods Group has not paid any cash dividends, and it is not anticipated that Alderwoods Group will pay any dividends on the Common Stock in the foreseeable future. In addition, covenants in the respective indentures governing the Five-Year Secured Notes, the Seven-Year Unsecured Notes, the Convertible Subordinated Notes and in the Credit Facility restrict the ability of Alderwoods Group to pay dividends and may prohibit the payment of dividends and certain other payments.

Recent Sales of Unregistered Securities

As of the Effective Date and in accordance with the Plan, the Company issued in respect of holders of certain claims:

- 39,878,870 shares of Common Stock;
- Warrants to purchase 2,992,000 shares of Common Stock (exercisable at an initial exercise price of $25.76 per share at anytime on or before January 2, 2007);
- $250 million aggregate principal amount of the Company's 11% Senior Secured Notes Due 2007; (on July 25, 2002, the Company completed an optional redemption of $15 million in principal amount, plus accrued interest and, on January 2, 2003, completed a mandatory redemption of $10 million in principal amount, plus accrued interest);
- $49.6 million aggregate principal amount of the Company's 12¼% Senior Notes Due 2004 (on April 26, 2002, all outstanding notes were redeemed for a total redemption price of $49.6 million, plus accrued interest to (but not including) April 26, 2002);
- $330 million aggregate principal amount of the Company's 12¼% Senior Notes Due 2009; and
- $24.7 million aggregate principal amount of the Company's 12¼% Convertible Subordinated Notes Due 2012 (convertible at any time at the option of the holder, at an initial conversion rate equal to $17.17 per share).

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the "Securities Act") and state securities laws if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Section 1145(a)(2) of the Bankruptcy Code exempts the offer of a security through any warrant, option, right to purchase or conversion privilege that is sold in the manner specified in section 1145(a)(1) and the sale of a security upon the exercise of such a warrant, option, right or privilege. Alderwoods Group believes that the offer and sale of the Common Stock, the Warrants, the Five-Year Secured Notes, the Two-Year Unsecured Notes, the Seven-Year Unsecured Notes, and the Convertible Subordinated Notes under the Plan satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws. Similarly, the offer of Common Stock through the Warrants and the Convertible Subordinated Notes and the sale of Common Stock upon the exercise of the Warrants or conversion of the Convertible Subordinated Notes satisfy the requirements of section 1145(a)(2) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws.

ITEM 6. SELECTED FINANCIAL DATA

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies. For financial reporting purposes, the effective date of the reorganization was December 31, 2001, because U.S. GAAP requires that the financial statements reflect fresh start reporting as of the confirmation date or as of a later date when all material conditions precedent to the Plan becoming binding are resolved.

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this Form 10-K. However, the consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation due to:

- the significant changes in the financial and legal structure of the Company;
- the application of "fresh start" reporting as explained in Note 2 to the Company's Consolidated Financial Statements, as a result of the confirmation and implementation of the Plan; and
- changes in accounting policies, and certain account classifications and fiscal accounting periods adopted by the Company.

Furthermore, Loewen Group had implemented an asset disposition program to dispose of properties that did not fit into Loewen Group's strategic plans. Accordingly, the accompanying selected consolidated financial information should be reviewed with caution, and the Predecessor's selected consolidated financial information should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance. A black line has been drawn to separate and distinguish between the consolidated financial information that relates to the Company and the consolidated financial information that relates to the Predecessor.

Set forth below is certain selected consolidated financial and operating information for the Company as of December 28, 2002, and December 31, 2001 and for the 52 weeks ended December 28, 2002, and, for the Predecessor, consolidated financial and operating information as of and for the years ended

December 31, 2001, 2000, 1999, and 1998. The selected consolidated financial information set forth below is derived from the Company's and the Predecessor's respective audited consolidated financial statements for such periods, and should be read in conjunction with the Company's Consolidated Financial Statements and the Predecessor's consolidated financial statements included in Item 8 of this Form 10-K (including the notes thereto), as well as the discussion contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Alderwoods Group	Predecessor			
	52 Weeks Ended December 28,	Year Ended December 31			
	2002	2001 (e)	2000 (f)	1999 (g)	1998 (h)
	(in thousands, except per share amounts)	(in thousands, except per share amounts)			
Income Statement Information:					
Revenue	$ 833,453	$ 836,401	$927,684	$1,021,230	$1,104,492
Gross margin (j)	139,767	181,239	262,023	258,529	269,705
Provision for goodwill impairment (a)	242,204	—	—	—	—
Provision for asset impairment (i)	3,283	180,658	116,937	428,194	333,900
Earnings (loss) from operations	(148,908)	(132,173)	17,469	(324,656)	(260,127)
Loss before extraordinary gain, fresh start valuation adjustments and cumulative effect of accounting change	(233,744)	(87,160)	(57,345)	(523,439)	(594,257)
Basic loss per share before extraordinary gain, fresh start valuation adjustments and cumulative effect of accounting change (b)	(5.86)	(1.29)	(0.89)	(7.18)	(8.15)
Aggregate dividends declared per share	—	—	—	—	0.10

	Alderwoods Group		Predecessor		
	As of December 28	As of December 31	As of December 31		
	2002	2001	2000	1999	1998
	(in thousands)		(in thousands)		
Balance Sheet Information:					
Total assets	$3,170,049	$3,503,103	$3,878,044	$4,059,751	$4,709,654
Liabilities subject to compromise (c)	—	—	2,289,497	2,282,601	—
Total long-term debt (c)(d)	759,670	835,648	73,542	91,204	2,343,014
Stockholders' equity (deficit)	523,402	739,352	(662,768)	383,075	913,365

(a) See Note 15 to the Company's Consolidated Financial Statements.

(b) There are no material differences between basic and diluted loss per share. Predecessor loss per share amounts are included herein, as required by U.S. GAAP. However, the common stockholders of the Predecessor received no equity in the Company upon reorganization.

(c) For the Predecessor, under-secured and unsecured debt obligations (including the Monthly Income Preferred Securities) were reclassified to liabilities subject to compromise for 2000 and 1999, as a result of the Chapter 11 and the Creditors Arrangement Act filings. For 1998, Monthly Income Preferred Securities of $75.0 million are included in long-term debt.

(d) For the Predecessor, total long-term debt comprises long-term debt which is not subject to compromise, including the current maturities of long-term debt.

(e) The financial results of the Predecessor for the year ended December 31, 2001, include $87 million of pre-tax charges representing reorganization costs. The 2001 results exclude $133 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

(f) The financial results of the Predecessor for the year ended December 31, 2000, include $46 million of pre-tax charges representing reorganization costs. The 2000 results exclude $154 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

(g) The financial results of the Predecessor for the year ended December 31, 1999, include $59 million of pre-tax charges representing impairment of investments and accrual of contingent losses on investments and $93 million of reorganization costs. The 1999 results exclude $95 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

(h) The financial results of the Predecessor for the year ended December 31, 1998, include $315 million of pre-tax charges representing impairment of investments and accrual of contingent losses on investments.

(i) Predecessor provision for asset impairment includes goodwill impairment as determined under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

(j) For the 52 weeks ended December 28, 2002, gross margin includes depreciation expense not previously included in the prior years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ALDERWOODS GROUP

Overview

Alderwoods Group is the second largest operator of funeral homes and cemeteries in North America. As of December 28, 2002, the Company operated 763 funeral homes, 185 cemeteries and 62 combination funeral homes and cemeteries throughout North America and 39 funeral homes in the United Kingdom. The Company provides funeral and cemetery services and products on both an at-need (time of death) and pre-need basis. In support of its pre-need business, the Company operates insurance subsidiaries that provide customers with a funding mechanism for the pre-arrangement of funerals.

Loewen International (incorporated in Delaware on February 25, 1987), as reorganized and renamed Alderwoods Group, Inc., succeeded to the business previously conducted by Loewen Group on January 2, 2002. Alderwoods Group is a holding company owning, directly or indirectly, the capital stock of approximately 270 subsidiaries through which the funeral, cemetery and insurance businesses are operated.

Business Strategy

Overview

After several years of reorganization, and the past year focusing on stabilization of the core businesses, the Company's existing portfolio of businesses continues to reflect Loewen Group's past aggressive acquisition program. As a result, a number of operating locations do not provide the necessary synergies or economies of scale within desired key markets. Additionally, the extended period of time of the reorganization proceedings and the early negotiation of the new capitalization structure has created a continuing burdensome debt level, at interest rates that are high compared to current rates. Last, as a further legacy of Loewen Group's past acquisition program, the Company continues to strive to meld varying work cultures and business approaches across the many markets in which it operates.

During 2002, its first post-emergence year, the Company focused on stabilizing its core business operations, reducing debt to the extent possible while maintaining stable cash flow for operating purposes, and completing many residual tasks associated with its successful emergence from reorganization proceedings on January 2, 2002. The successful results of this strategy are evident in the positive operating margins of its businesses, reduction of approximately 10% of total debt, and resolution of numerous reorganization issues.

Looking ahead to 2003, the Company's strategic objectives are to:

- continue to improve the financial condition of the Company by further reducing debt,
- increase the Company's focus on its core businesses,
- strategically develop key markets with the highest profit and growth potential, and
- build a solid foundation for long-term volume growth.

Key Strategies

Improve the Balance Sheet

The Company successfully reduced its emergence debt level by approximately 10% during its first year of operations. Such reduction came from the generation of strong operating cash flow, the sale of non-strategic operating locations and real estate, the recovery of excess trust fund contributions and improvements in working capital levels. The Company intends to continue to aggressively strive to further de-leverage its balance sheet during 2003.

To achieve this objective, the Company expects cash flow from operations to be adequate to maintain existing operations and capital needs, allowing some of the excess to be used to pay down debt further. Additionally, the Company's market rationalization strategy, described below, is expected to generate funds that will primarily be utilized for debt reduction. Finally, the Company continues to enhance its trusting processes and information systems to determine whether prior excess contributions and unwithdrawn earnings from prior years' exist. Any adjustments identified through this will be withdrawn as determinable. All of these sources of funds will be pursued to achieve the objective of decreasing the Company's existing debt level.

The Company's wholly-owned subsidiary, Rose Hills, will require payment or refinancing of approximately $53 million of its debt during 2003, which it will be unable to generate from its existing operations. Accordingly, the Company has negotiated with its own lenders, the ability to utilize up to $30 million of the Company's existing Credit Facility for Rose Hills' required debt repayment. This ability, combined with funds from the Company's cash on hand, will enable Rose Hills to satisfy the immediate liquidity needs associated with this debt repayment.

Internal Growth

The Company's continued, but increased, focus on its core businesses will be directed toward improved levels of internal growth. To accomplish this, the Company plans to improve its retailing strategies, primarily for at-need customers, which are expected to increase average revenue per service. Improved targeting and expansion of services to various customer groups based on ethnicity, religious and other demographic traits, are expected to enhance revenue-creation opportunities. The Company will continue a strong pre-need sales program that builds future revenue and enhances market awareness, but also manages the cash flow and expense impacts of such a pre-need sales program.

Industry data shows that cremation continues to be an increasing choice of many consumers. This shift away from the traditional funeral service appears indicative of the changing demographics of society, the increased mobility of the population, and the change in view towards memorialization alternatives. This shift is seen as an opportunity for the Company, by offering customers who choose cremation a variety of service types and other products that are expected to provide enhanced revenues. Last, the Company will continue to enhance its cost control measures.

Market Rationalization

Throughout the reorganization process, the Company engaged in a strategic market rationalization program to dispose of operating locations that did not fit into the Company's market or business strategies, as well as under-performing operating locations. This program continued during 2002, primarily to complete strategic dispositions previously identified during the reorganization process.

Now, as the Company enhances its focus on operations, it plans to continue to assess the markets in which it operates, and evaluate the long-term potential of each, to determine whether or not it fits into the Company's overall business strategy. This evaluation will encompass many key factors, including demographics, size, ethnicity, competition and growth potential. Over time, the Company expects to market for disposal operating locations that do not meet the strategic, long-term objectives of the Company. In addition to operating location disposals, the Company will continue to assess its real estate holdings within its markets, to determine the optimal use or potential sale.

Market Expansion

In addition, though the Company will be focused on a market rationalization strategy as described above, it also plans to commence strategic initiatives to improve its top-line growth. This is expected to be accomplished through, among other things, strategic, targeted, and well-planned key market development opportunities, which meet the Company's operating philosophy and financial goals. The Company expects such controlled growth will help strengthen the Company's core operations, enabling further synergies and operating efficiencies.

The Company also intends to continue its strategy to develop more combination operating locations to provide enhanced, seamless service to customers. Such combination opportunities may be determined within the Company's underlying base of operating locations, as well as through strategic acquisitions.

Cultural Transformation

As a result of the accumulation of many individual operating businesses and a prolonged period under Chapter 11 protection, a culture supporting customer service, excellence in administration and financial management is not yet prevalent throughout the Company. Accordingly, management intends to implement tools to assist in assessing people performance, as well as training for customer service and local management skills.

Overview of Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions (see Note 3 to the Consolidated Financial Statements), which impact all of its business segments. Management believes that, of the significant accounting policies described in Note 3 to the Company's Consolidated Financial Statements, the following are the most important to the representation of the Company's financial position, results of operations and cash flows. These require management's most difficult, subjective and complex judgment efforts. All of these critical accounting policies have been discussed and reviewed with the Company's audit committee.

Collectibility of Accounts Receivable

Management must make estimates of the expected uncollectible or refundable amounts of accounts receivable, both at-need and pre-need, primarily affecting its funeral and cemetery business segments. Accordingly, a reserve for uncollectible or refundable installment contracts and trade accounts is determined, based primarily on historical experience of collections and write offs, as well as other analytical procedures, such as assessment of the change in the aging of receivables. These analyses are applied to different categories of receivables, based on their differing characteristics, to provide an estimate of expectation that is as representative as possible of the related receivable category. Due to the significant number of estimates and projections utilized in determining an expected rate of uncollectible or refundable receivables, actual results of collections could be materially different from these estimates.

The Company's revenue recognition method for pre-need cemetery interment rights is dependent on management's assessment of the collectibility of the related receivables. If management's collectibility assumptions are not achieved, future pre-need cemetery interment rights revenue would be accounted for under the installment method.

Depreciation of Long-Lived Assets

Property, plant and equipment maintained by each of the Company's business segments are depreciated over their respective estimated useful lives, which vary depending on the nature of the asset (see Note 3 to the Company's Consolidated Financial Statements). Depreciation is determined on a straight-line basis over the estimated useful lives of the long-lived assets. The estimated useful lives of the long-lived assets may be significantly affected by such factors as changing market conditions, impairment, obsolescence, or regulatory changes or requirements.

Impairment of Long-Lived Assets

The Company monitors the continued propriety of the carrying values of its long-lived assets, primarily property, plant and equipment, and cemetery property in the funeral and cemetery business segments, on an ongoing basis, in accordance with accounting requirements. As prescribed, if an indicator of potential impairment is evident, the Company will review the projected undiscounted future cash flows associated with the relevant long-lived assets, to determine if such undiscounted cash flows exceed the carrying amount of the long-lived assets. If it is determined that the net carrying amount of the long-lived assets is not recoverable, then an adjustment would be made to reduce the net carrying amount to the fair value amount of the long-lived asset. The Company utilizes the most current internally-generated and publicly available information to develop its estimates of future undiscounted cash flows including, among other things, estimated lives, residual values, and terminal values, and believes such estimates to be reasonable. Additionally, determination of fair values of long-lived assets may also involve various methods of estimation, if comparable independent fair values are not readily available. Accordingly, different assumptions related to cash flows or fair values of long-lived assets could materially affect the Company's estimates.

Impairment of Goodwill

Goodwill of the funeral business segment is not amortized, but rather tested annually, as well as on the occurrence of certain significant events, as prescribed by relevant accounting requirements, to determine whether or not it has been impaired. Such annual testing entails determining an estimated fair value of goodwill ("implied goodwill") for comparison to the carrying amount of goodwill, to assess whether or not impairment has occurred. Impairment occurs when the estimated fair value of goodwill associated with the funeral business segment is less than the respective carrying amount of such goodwill, resulting in a write down to the estimated fair value of goodwill. Determination of the estimated fair value of goodwill entails determining the estimated fair value of the funeral business segment in total, and allocating such value to the estimated fair value of the assets and liabilities of the funeral business segment, in a method similar to purchase accounting. Such determination involves many complex assumptions, including underlying cash flow projections, fair value estimates, and comparability reviews, which include, among other things, estimated discount rates, lives, residual values, and terminal values, which the Company believes are reasonable. Accordingly, if any estimates or related underlying assumptions change in the future, the Company may be required to record goodwill impairment charges that result.

Accounting for Income Taxes

The Company must estimate income taxes for its business segments, in each of the jurisdictions in which such business segments operate. This involves estimating actual current tax expense, assessing temporary differences resulting from different treatment of various assets and liabilities for book and tax purposes, such as depreciation, and evaluating potential tax exposures based on current relevant facts and circumstances. The determination of temporary differences associated with assets and liabilities result in deferred tax assets or liabilities, which are recorded in the Company's Consolidated Financial Statements. The Company then assesses the likelihood that it will recover or realize its deferred tax assets from expected future taxable income and, to the extent that recovery is estimated to be not likely, establishes a corresponding valuation allowance. In general, to the extent that a valuation allowance increases or decreases in a period, it will be included as an expense or recovery within the tax provision for such period. (This will not be the case for a decrease in the valuation allowance established at fresh start, which must reduce fresh start goodwill and, if insufficient goodwill exists, will be credited to additional paid-in capital.)

Significant management judgment is required in determining the income tax provision, deferred tax assets and liabilities, and any related valuation allowance or change therein. Accordingly, if actual results differ from the estimates or the estimates are adjusted by management in the future, it could materially impact the Company's financial position and results of operations.

Liabilities for Future Policy Benefits

The Company calculates and maintains liabilities for future policy benefits for the estimated future payment of claims to policyholders based on actuarial assumptions, such as mortality (life expectancy), morbidity (health expectancy), persistency, and interest rates, which are based on the Company's historical experience. The assumptions used are considered to be appropriate at the time the policies are issued (or, if applicable, on the date fresh start accounting was implemented). An additional provision is made for most insurance products to allow for possible adverse deviation from the assumptions assumed. The liabilities established are based on extensive estimates, assumptions and historical experience. Accordingly, establishing such liabilities is an uncertain process, and it is possible that actual claims will exceed estimated liabilities, which could materially impact the Company's financial position and results of operations.

Fresh Start Reporting

As a result of the application of fresh start reporting on the Effective Date, the following methods and assumptions were used to estimate the fair value of significant assets and liabilities at December 31, 2001:

Cash and cash equivalents, receivables, inventories, other current assets, and accounts payable and accrued liabilities: The carrying amounts, which reflected provisions for uncollectible amounts and for inventory obsolescence, approximated fair value because of the short term to maturity of these current assets and liabilities.

Pre-need funeral and cemetery contracts: For funeral and cemetery customer receivables, the fair value was determined as the present value of expected future cash flows discounted at the interest rate offered by the Company, which approximated market rates for loans of similar terms to customers with comparable credit risk. For amounts receivable from funeral and cemetery trusts, the fair value was based on quoted market prices of the underlying investments. Amounts receivable from third-party insurance companies were based on the face value of the policy plus accumulated annual insurance benefits. Pre-need funeral and cemetery contracts were recorded net of allowances for expected cancellations and refunds.

Cemetery property: For developed land and undeveloped land, the fair value was estimated by discounting cash flows from the expected future sales of cemetery land, reduced by a reasonable profit margin. A maximum term of 30 years was assumed in determining projected sales revenue. Portions of the Company's cemetery land are situated in areas that could not be developed due to geographic or regulatory restrictions. Such cemetery land, together with portions of land that were not required for sales during the next 30 years and for which the Company had no plan to sell, were assigned a fair value of zero. For mausoleums and lawn crypts, the fair value was based on the replacement cost for similar inventory. It is possible that the Company's future operations in the near term may result in recoveries on excess land sales that are different than those assumed in the estimates.

Insurance invested assets and insurance policy liabilities: The fair value of insurance invested assets was based on quoted market prices. The fair value of insurance policy liabilities was based on an estimate of the amount which, together with future premiums and investment income, would be sufficient to pay future benefits, dividends and expenses on insurance and annuity contracts. Insurance policy liabilities were computed using the net level premium method, which involved interest assumptions, and withdrawal, mortality and morbidity assumptions as of the Effective Date.

Long-term debt: The fair value of the Company's long-term debt was estimated by discounting the future cash flows of each instrument at rates for similar debt instruments of comparable maturities.

Deferred pre-need funeral and cemetery contract revenue: The fair value of deferred funeral and cemetery contract revenue was based on the larger of, as applicable, (i) the amount refundable to the customer, if the contract was written in a jurisdiction requiring refunds upon request by the customer or upon cancellation for non-payment; (ii) the amount of an insurance policy representing the face value and accumulated annual insurance benefits; or (iii) the present value of the projected future cost to outsource the fulfillment of the pre-need obligation, based on the estimated outsourcing cost and mortality, inflation and interest rate assumptions. It is possible deferred pre-need funeral and cemetery contract revenue could change materially in the near term as a result of actual servicing and cancellation experience.

Basis of Presentation

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies.

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this Form 10-K. However, due to the significant changes in the financial structure of the Company, the application of "fresh start" reporting as explained in Note 2 to the Company's Consolidated Financial Statements as a result of the confirmation and implementation of the Plan and changes in accounting policies and fiscal accounting periods adopted by the Company, the consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Furthermore, Loewen Group had implemented an asset disposition program to dispose of properties that did not fit into Loewen's strategic plans. Accordingly, management's discussion and analysis of financial condition and results of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

On March 6, 2002, the Board of Directors of the Company approved a change in the Company's fiscal year end from December 31 to the Saturday nearest to December 31 in each year (whether before or after such date). This change is effective for fiscal year 2002, which ended on December 28, 2002.

In connection with the change in fiscal year end, the Company also realigned its fiscal quarters. The first and second fiscal quarters will each consist of 12 weeks and the third fiscal quarter will consist of 16 weeks. The fourth fiscal quarter will typically consist of 12 weeks, but this period may be altered, if necessary, in order to cause the fourth fiscal quarter to end on the same day as the fiscal year, as described above. As a result of this, the fourth fiscal quarter will consist of 13 weeks in certain years.

This discussion and analysis of financial condition and results of operations of the Company and the Predecessor are based upon and should be read in conjunction with the Company's Consolidated Financial Statements and the Predecessor's consolidated financial statements included in Item 8 of this Form 10-K (including the notes thereto).

Results of Operations

A comparison of financial performance with the Predecessor is not meaningful and should be reviewed with caution due to:

- *Significant changes in the financial and legal structure of the Company;*
- *Application of fresh start reporting at December 31, 2001, as a result of the confirmation and implementation of the Plan;*
- *Changes in accounting policies and certain account classifications adopted upon emergence; and*
- *Changes in the fiscal accounting periods.*

Accordingly, a black line has been drawn to separate and distinguish between the consolidated operating results that relate to the Company and the Predecessor.

Detailed below are the operating results of the Company for the 52 weeks ended December 28, 2002, and the Predecessor for the year ended December 31, 2001. The operating results are expressed in dollar amounts as well as relevant percentages, presented as a percentage of revenue, except for income taxes, which are presented as a percentage of earnings before income taxes.

The operations of the Company comprise, and the operations of the Predecessor comprised, three businesses: funeral homes, cemeteries and insurance. Additional segment information is provided in Note 16 and Note 15 of the Company's and Predecessor's consolidated financial statements, respectively.

	Alderwoods Group		Predecessor	
	52 Weeks Ended December 28, 2002	52 Weeks Ended December 28, 2002	Year Ended December 31, 2001	Year Ended December 31, 2001
	(in millions)	(percentages)	(in millions)	(percentages)
Revenue				
Funeral	$ 530.6	63.7	$ 522.1	62.4
Cemetery	182.8	21.9	210.1	25.1
Insurance	120.1	14.4	104.2	12.5
Total	$ 833.5	100.0	$ 836.4	100.0
Gross margin				
Funeral	$ 104.3	19.7	$ 138.4	26.5
Cemetery	14.5	7.9	31.1	14.8
Insurance	21.0	17.5	11.7	11.2
Total	139.8	16.8	181.2	21.7
Expenses				
General and administrative	43.2	5.2	75.7	9.1
Depreciation and amortization	—	—	57.0	6.8
Provision for goodwill impairment	242.2	29.1	—	—
Provision for asset impairment	3.3	0.4	180.7	21.6
Loss from operations	(148.9)	(17.9)	(132.2)	(15.8)
Interest on long-term debt	85.4	10.2	11.0	1.3
Reorganization costs	—	—	87.2	10.4
Loss (gain) on disposal of subsidiaries and other expenses (income)	(5.5)	(0.7)	(171.2)	(20.4)
Loss before income taxes and extraordinary items	(228.8)	(27.4)	(59.2)	(7.1)
Income taxes	4.9	n/a	28.0	n/a
Loss before extraordinary items	(233.7)	(28.0)	(87.2)	(10.4)
Extraordinary gain on debt discharge	—	—	959.0	114.7
Fresh start valuation adjustments	—	—	(228.1)	(27.3)
Net income (loss)	$(233.7)	(28.0)	$ 643.7	77.0

Successor's 52 Weeks Ended December 28, 2002 Compared to Predecessor's Year Ended December 31, 2001

A comparison of financial performance with the Predecessor is not meaningful and should be reviewed with caution due to:

- *Significant changes in the financial and legal structure of the Company;*
- *Application of fresh start reporting at December 31, 2001, as a result of the confirmation and implementation of the Plan;*
- *Changes in accounting policies and certain account classifications adopted upon emergence; and*
- *Changes in the fiscal accounting periods.*

Consolidated revenue for the Company of $833.5 million for the 52 weeks ended December 28, 2002, decreased $2.9 million, or 0.4%, compared to $836.4 million for the Predecessor's year ended December 31, 2001, primarily as a result of a reduction of approximately $62.6 million related to 183 funeral and 150 cemetery locations sold or closed since January 1, 2001, and approximately $5.5 million estimated to be the aggregate effect of the difference in the number of days in the Company's and the Predecessor's fiscal years, offset partially by approximately $79.8 million of Rose Hills' revenue now consolidated in the Company's results, which was previously accounted for on an equity investment basis, and an increase of approximately $15.9 million of insurance revenue. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that funeral revenue increased by approximately $2.2 million and cemetery revenue decreased by approximately $32.7 million. Consolidated gross margin for the 52 weeks ended December 28, 2002, was $139.8 million, a decline of $41.4 million, or 22.9%, from the Predecessor's consolidated gross margin of $181.2 million for the year ended December 31, 2001. As a percentage of consolidated revenue, consolidated gross margin of the Company similarly declined from the Predecessor's 21.7% to 16.8%. The percentage decrease in consolidated gross margin is primarily attributed to the decline in funeral and cemetery gross margin (excluding the respective gross margin from Rose Hills, which reflects higher margin for cemetery and funeral), partially offset by an increase in insurance gross margin. Consolidated gross margin, as with revenue, was similarly impacted by the changes affecting comparability of the Company and the Predecessor.

Funeral revenue for the Company of $530.6 million for the 52 weeks ended December 28, 2002, increased $8.5 million, or 1.6%, compared to $522.1 million for the Predecessor's year ended December 31, 2001. The increase is primarily due to (1) an increase of approximately $31.6 million from the inclusion of Rose Hills, now consolidated in the Company's operating results, and (2) partially offset by a reduction of approximately $21.2 million related to 183 funeral locations sold or closed since January 1, 2001, and (3) an estimated decrease of approximately $4.1 million from the difference in the number of days in the Company's and the Predecessor's fiscal years. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that funeral revenue increased approximately $2.2 million.

The Company performed approximately 142,400 funeral services for the 52 weeks ended December 28, 2002, compared to approximately 142,150 funeral services for the year ended December 31, 2001. At locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, the Company estimates that funeral services performed decreased by 0.3%. Overall average funeral revenue per funeral service for the Company for the 52 weeks ended December 28, 2002, was $3,726, compared to $3,672 for the Predecessor in the year ended December 31, 2001.

Funeral costs for the 52 weeks ended December 28, 2002, increased $42.6 million, primarily as a result of (1) an increase of approximately $9.0 million and $18.1 million from regional manager and depreciation expense, respectively, not previously included in funeral costs, (2) an increase of approximately $24.5 million from the inclusion of Rose Hills, (3) partially offset by a reduction of approximately $21.8 million related to 183 funeral locations sold or closed since January 1, 2001, and (4) an estimated decrease of approximately $2.9 million from the difference in the number of days in the Company's and the Predecessor's fiscal years. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that funeral costs increased by approximately $15.7 million, due to higher wages, cost of goods sold and selling expenses, primarily from higher pre-need revenue.

Pre-need funeral contracts written by the Company for the 52 weeks ended December 28, 2002, were approximately $167.8 million, compared to $108.4 million by the Predecessor for the year ended

December 31, 2001. The increase of $59.4 million was primarily due to (1) the inclusion of approximately $26.1 million from Rose Hills, now consolidated in the Company's financial statements, (2) the increase of approximately $38.3 million from funeral locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, due to increased sales efforts during the year, and (3) partially offset by a reduction of approximately $4.1 million related to 183 funeral locations sold or closed since January 1, 2001. Approximately 24% of funeral volume for the 52 weeks ended December 28, 2002, was derived from the backlog, compared to approximately 22% from the Predecessor's backlog for the year ended December 31, 2001.

Overall funeral gross margin of the Company, as a percentage of revenue, decreased to 19.7% for the 52 weeks ended December 28, 2002, from the Predecessor's 26.5% for the year ended December 31, 2001, primarily due to the reclassification of regional manager and depreciation expense. The decline in gross margin as a percentage of revenue was also affected by the increase in costs being at a rate higher than that commensurate with the revenue increase, partially offset by the inclusion of Rose Hills.

Cemetery revenue for the Company of $182.8 million for the 52 weeks ended December 28, 2002, decreased $27.3 million, or 13.0%, compared to $210.1 million for the Predecessor's year ended December 31, 2001. The decrease is primarily due to a reduction of approximately $41.4 million related to 150 cemetery locations sold since January 1, 2001, and an estimated decrease of approximately $1.4 million from the difference in the number of days in the Company's and the Predecessor's fiscal years, which was partially offset by an increase of approximately $48.2 million from the inclusion of Rose Hills, now consolidated in the Company's operating results. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that cemetery revenue declined approximately $32.7 million, primarily due to lower pre-need revenue, partially offset by increased at-need revenue. Pre-need revenue is impacted by the quantity of spaces sold, merchandise installed and services performed, as well as, to the extent revenue was deferred at December 31, 2001, the impact of fresh start reporting and the established fair value of the related deferred revenue being recognized.

Cemetery costs for the 52 weeks ended December 28, 2002, decreased $10.7 million, or 5.9%, primarily as a result of (1) a reduction of approximately $24.7 million related to 150 cemetery locations sold since January 1, 2001, (2) an estimated decrease of approximately $1.3 million from the difference in the number of days in the Company's and the Predecessor's fiscal years, which was offset by (3) an increase of approximately $36.1 million from the inclusion of Rose Hills, and (4) an increase of approximately $3.3 million and $2.8 million from regional manager and depreciation expense, respectively, not previously included in cemetery costs. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that cemetery costs declined approximately $26.9 million, due to lower costs of goods sold, primarily from lower pre-need revenue, and lower wages and administration costs.

Pre-need cemetery contracts written by the Company during the 52 weeks ended December 28, 2002, were approximately $89.7 million, approximately $20.7 million higher than those written by the Predecessor for the year ended December 31, 2001. The increase was due to the inclusion of Rose Hills' operating results and improved pre-need sales, which was partially offset by the decrease due to 150 cemetery locations sold since January 1, 2001, and the effect of the shorter fiscal year in 2002 versus 2001. Interments were approximately 67,000 for the 52 weeks ended December 28, 2002, of which approximately 80% were at-need and 20% were pre-need fulfillments.

Overall cemetery gross margin of the Company for the 52 weeks ended December 28, 2002, as a percentage of revenue, decreased to 7.9%, compared to 14.8% for the Predecessor for the year ended December 31, 2001. The decrease was primarily due to the fixed nature of certain expenses, the cost reductions of which were not commensurate with the revenue declines experienced. The key components of this decline include the impact of the reduced fair value of revenue deferred at December 31, 2001, and recognized in 2002, and the additional regional manager and depreciation expense, partially offset by the inclusion of Rose Hills. Removing the results of cemeteries sold or held for sale for the 52 weeks ended December 28, 2002, cemetery revenue would have been $169.9 million, and gross margin would have been 9.6% of revenue, an increase of 21.5% in gross margin from that otherwise calculated for 2002.

Insurance revenue for the Company for the 52 weeks ended December 28, 2002, increased $15.9 million, or 15.2%, compared to the Predecessor for the year ended December 31, 2001, primarily due to higher premium revenue of approximately $10.8 million and higher realized gains on sale of investments of approximately $5.6 million. Costs, consisting primarily of benefit and claims costs, commissions, policy reserve changes, and wages, increased for the 52 weeks ended December 28, 2002, compared to the year ended December 31, 2001. The increase was primarily due to higher benefit claims and the classification of certain costs in 2002 to more appropriately reflect the nature of such costs, partially offset by the shorter fiscal year in 2002, versus 2001. As a result of higher revenue, overall insurance gross margin for the Company for the 52 weeks ended December 28, 2002, increased to 17.5%, compared to 11.2% for the Predecessor for the year ended December 31, 2001.

General and administrative expenses for the Company for the 52 weeks ended December 28, 2002, were $43.2 million, or 5.2% of consolidated revenue, substantially lower than the $75.7 million, or 9.1% of consolidated revenue, of the Predecessor for the year ended December 31, 2001. The decline was due to the classification in 2002 of certain regional manager costs as operating costs, which were partially offset by a portion of depreciation, being classified as general and administrative expenses. The classifications in 2002 more appropriately reflect the nature and source of such costs in line with industry practice. After adjusting for the reclassifications, general and administrative costs declined by approximately $7.5 million, or 14.3%, for the 52 weeks ended December 28, 2002, compared to the year ended December 31, 2001. In addition, certain benefits continue to be derived from previous process and system enhancements developed throughout the Predecessor's reorganization process and now in place for the Company.

As a result of the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), on emergence, goodwill is not amortized, but is tested annually for impairment. The Predecessor's depreciation and amortization of $57.0 million for the year ended December 31, 2001, included approximately $16.3 million of amortization of names and reputations.

Under FAS 142, goodwill impairment is deemed to exist, and must then be further assessed, if a reporting unit's carrying value exceeds its estimated fair value. The Company's reporting units are funeral, cemetery and insurance, which are consistent with the Company's operating segments. All of the Company's goodwill is recorded in the funeral reporting unit. In accordance with FAS 142, the Company undertook its annual goodwill impairment review during the 16 weeks ended October 5, 2002, and, as a result, a goodwill impairment provision of $242.2 million was recorded for the 52 weeks ended December 28, 2002. In calculating the goodwill impairment provision, the fair value of the funeral reporting unit was determined by independent advisors using a discounted cash flow valuation methodology. The methods used to fair value the identifiable assets and liabilities were consistent with the methods used at "fresh start."

The funeral reporting unit goodwill impairment provision was primarily the result of a reduction in the projected financial results used in the valuation of the funeral reporting unit compared to those used during the reorganization process and the determination of reorganization value as set forth in the Plan. The financial projections were reduced principally due to actual 2002 operating results. The lower valuation was also affected by the decline in the economy generally, as well as the decline in funeral industry-specific market values.

During the 52 weeks ended December 28, 2002, the Company identified eight additional funeral homes and 36 additional cemeteries as probable for sale, but not sold as at December 28, 2002, as they do not meet the Company's future geographic and strategic objectives. In addition, of the remaining funeral homes and cemeteries that were previously identified by the Predecessor as probable for sale during its reorganization proceedings, 14 funeral homes and 26 cemeteries either had signed agreements for sale or were being negotiated for sale at December 28, 2002. The carrying amount of these 22 funeral homes and 62 cemeteries was approximately $20.1 million, and the fair market value, less estimated costs to sell, was approximately $16.8 million. The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. As a result, a pre-tax long-lived asset impairment provision of approximately $3.3 million was recorded for the 52 weeks ended December 28, 2002.

Interest expense for the Company on long-term debt for the 52 weeks ended December 28, 2002, was approximately $85.4 million, an increase of approximately $74.4 million compared to the Predecessor for the year ended December 31, 2001, primarily reflecting interest expense on the Company's new debt issued on the Effective Date pursuant to the Plan, and Rose Hills' debt assumed by the Company at the same time. Interest expense includes amortization of approximately $1.0 million of discount on the 9.50% Senior subordinated notes, due in 2004, and approximately $0.9 million of premium on the 12.25% Convertible subordinated notes, due in 2012.

Other expense/income netted to approximately $5.5 million of income for the 52 weeks ended December 28, 2002. This primarily consisted of approximately $7.3 million of net realized gains from dispositions of funeral homes, cemeteries and certain excess real estate, which was partially offset by approximately $1.8 million of net expenses, consisting of other miscellaneous non-operating expenses and income.

Income tax expense for the Company for the 52 weeks ended December 28, 2002, was approximately $4.9 million compared to approximately $28.0 million of income tax for the Predecessor for the year ended December 31, 2001. The Company's effective tax rate for the 52 weeks ended December 28, 2002, varied from the statutory tax rate, primarily because (1) the provision for goodwill impairment is not deductible for tax purposes, (2) the tax benefits generated by enacted United States tax legislation provide retroactive relief to the Company, and (3) the losses incurred in the United States are not available to offset the tax expense in profitable jurisdictions. Future income and losses may require the Company to record a change in the valuation allowance of tax assets that were taken into account in determining the net amount of liability for deferred income taxes recorded on its balance sheet at December 28, 2002. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a corresponding valuation allowance established on the Effective Date would be treated as a reduction of goodwill established on the Effective Date, with any excess over the value assigned to such goodwill recognized as a capital transaction.

The Company's decrease in cash and cash equivalents of $55.4 million from December 31, 2001 to December 28, 2002, is due primarily to the $49.6 million redemption of the 12.25% Senior unsecured notes, due in 2004, on April 26, 2002, the $15.0 million partial redemption of the 11.00% Senior secured notes, due in 2007, on July 25, 2002, payments on promissory notes and capitalized obligations of approximately $9.0 million, and an $8.9 million repayment of Rose Hills' bank credit agreement, partially offset by operating cash flow of $68.7 million for the 52 weeks ended December 28, 2002. In addition, the Company had net proceeds on asset sales of approximately $21.2 million, purchases of property and equipment and business acquisitions of approximately $25.2 million and net insurance asset purchases of approximately $38.6 million. As a result of a review of the outstanding receivables during 2002 and its ongoing collection efforts, the Company wrote off against the allowance for doubtful accounts approximately $21.9 million of its receivables.

At December 31, 2001, the Company had accrued approximately $57.1 million of reorganization costs related to costs incurred during the Predecessor's reorganization, as well as costs incurred in connection with the actual emergence and various activities related thereto. Of this amount, the Company paid or adjusted accruals of approximately $30.8 million during the 52 weeks ended December 28, 2002. Although the Company expected to pay the $57.1 million during 2002, delays experienced in the completion of the reorganization process resulted in the remaining balance of $26.3 million at December 28, 2002. Though emergence occurred on the Effective Date, it is the Company's continuing responsibility to resolve allowed amounts for unresolved claims. Although actual payments were set aside at emergence, the continuing costs, primarily legal fees, general Chapter 11 costs, legal reorganization costs and adversary proceeding costs, continue to be incurred to complete the remaining reorganization procedures. The Company expects to pay the remainder during fiscal year 2003. A reconciliation of changes in the reorganization accrual is included in Note 14 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Introduction

Pursuant to the Plan, the Company issued on the Effective Date, among other things, debt securities for the discharge of a substantial portion of the Debtors' liabilities subject to compromise, and approximately $45 million of the Debtors' indebtedness was reinstated. Pursuant to the Plan, the Company issued the following debt securities on the Effective Date:

(a) Five-Year Secured Notes in an aggregate principal amount of $250 million bearing interest at 11% per annum and due in 2007 ($15 million redeemed during fiscal 2002, and $10 million redeemed in January 2003);

(b) Two-Year Unsecured Notes in an aggregate principal amount of $49.6 million bearing interest at 12¼% per annum and due in 2004 (fully redeemed during fiscal 2002);

(c) Seven-Year Unsecured Notes in an aggregate principal amount of $330 million bearing interest at 12¼% per annum and due in 2009; and

(d) Convertible Subordinated Notes in an aggregate principal amount of $24.7 million bearing interest at 12¼% per annum and due in 2012. The carrying amount of $32.8 million includes an unamortized premium of $8.1 million. The Convertible Subordinated Notes are convertible at any time into the Company's Common Stock at an initial conversion rate of $17.17 per share, adjusted for subsequent dividends, stock splits and issuance of rights, options and warrants. At December 28, 2002, the conversion rate was $17.17 per share.

As a result of the implementation of the Plan, the Company now owns all of the outstanding capital stock of Rose Hills. As of December 28, 2002, Rose Hills Company had outstanding $52.6 million under a bank credit agreement, $26.3 million of which matures in May 2003 and $26.3 million of which matures in November, 2003, and $77.8 million (net of $2.2 million fair value discount) of outstanding 9½% Senior Subordinated Notes due November 2004.

Long-Term Indebtedness

The Company's carrying amounts of long-term indebtedness as of December 28, 2002, are as follows:

Long-Term Indebtedness

Issue	Parent Company Alderwoods Group	Rose Hills Company	Alderwoods Group Consolidated
	Carrying Value (in millions)		
Bank credit agreement	$ —	$ 52.6	$ 52.6
11.00% Senior secured notes due in 2007	235.0	—	235.0
9.50% Senior subordinated notes due in 2004	—	77.8	77.8
12.25% Senior unsecured notes due in 2004	—	—	—
12.25% Senior unsecured notes due in 2009	330.0	—	330.0
12.25% Convertible subordinated notes due in 2012	32.8	—	32.8
Promissory notes and capitalized obligations	30.2	1.3	31.5
Carrying amounts	$628.0	$131.7	$759.7

As a condition to the Plan becoming effective, the Company entered into the Credit Facility. The Credit Facility has a maximum availability of the lesser of $75 million or an amount (determined pursuant to a borrowing base calculation) equal to the sum of (a) 80% of eligible accounts receivable plus (b) the lesser of (i) 50% of the value of eligible inventory and (ii) $15 million plus (c) the lesser of (i) 25% of the book value of real property on which the collateral agent for the exit lenders has a first priority mortgage and (ii) $40 million. Up to $35 million of the Credit Facility is available in the form of letters of credit. Borrowings under the Credit Facility bear interest at a rate per annum equal to the J.P. Morgan Chase & Co. prime rate (1.5625% at December 28, 2002), plus 1% or, at the Company's option, LIBOR (1.4% at December 28, 2002), plus 2.5%. As of December 28, 2002, the Company's borrowing base was approximately $70.1 million under the Credit Facility, less approximately $12.1 million in outstanding letters of credit that secure various service arrangements for the Company.

On November 14, 2002, the expiry date of the Credit Facility was extended to January 2, 2004. Subsequently, on February 14, 2003, the terms of the Credit Facility were further amended to allow the Company to draw up to $30.0 million (the "Rose Hills Special Advance") from the Credit Facility for the purpose of assisting in the repayment of the principal amount of $52.6 million outstanding under Rose Hills' bank credit agreement and coming due in 2003. In addition, the amendment provided that while any amount under the Rose Hills Special Advance is outstanding, the Company requires lender approval to borrow any other amount from the Credit Facility, the aggregate amount outstanding under letters of credit may not exceed $14.0 million, and the Credit Facility will be additionally secured by personal and specified real property of Rose Hills and its subsidiaries. Also, on February 14, 2003, the expiry date of the Credit Facility was further extended to April 30, 2004.

The Company expects that its existing and projected cash flows will be sufficient to maintain its current level of operating activities through 2003.

The Credit Facility, 11% Senior secured notes due in 2007 (the "Five-Year Secured Notes"), 12.25% Senior unsecured notes due in 2009 (the "Seven-Year Unsecured Notes") and 12.25% Convertible subordinated notes due in 2012 (the "Convertible Subordinated Notes"), are guaranteed by substantially all of Alderwoods Group's wholly-owned U.S. subsidiaries, other than Rose Hills and its subsidiaries, except as contemplated by the amended Credit Facility as a result of the Rose Hills Special Advances, Alderwoods Group's insurance subsidiaries and certain other excluded subsidiaries. Alderwoods Group, the parent company, has no independent assets or operations, and the guarantees of its guarantor subsidiaries are full and unconditional, and joint and several. There are no cross-guarantees of debt between the Company and Rose Hills or its subsidiaries, except as contemplated by the amended Credit Facility as a result of the Rose Hills Special Advances.

On April 17, 2002, the Company called for the redemption of all its outstanding Two-Year Unsecured Notes. On April 26, 2002, all outstanding Two-Year Unsecured Notes were redeemed for a total redemption price of $49.6 million, plus accrued interest to (but not including) April 26, 2002. On July 25, 2002, the Company completed an optional redemption of $15.0 million in principal amount, plus accrued interest, and, on January 2, 2003, completed a mandatory redemption of $10.0 million in principal amount, plus accrued interest, of the Five-Year Secured Notes.

The Company's Rose Hills' non-recourse subsidiary senior secured debt of $52.6 million matures in 2003, approximately $26.3 million in May 2003 and approximately $26.3 million in November 2003. The Company intends to retire in full the $52.6 million outstanding on or before May 1, 2003 as described above.

Contractual Obligations and Commercial Commitments

The following table details the Company's amounts of payments due under various contractual obligations with terms greater than one year as of December 28, 2002.

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Long-term debt (a)	$722,321	$ 82,642	$110,000	$175,000	$354,679
Promissory notes and capitalized obligations (a) (b)	31,449	7,966	15,380	4,627	3,476
Operating leases (c)	62,114	13,556	19,804	9,094	19,660
Total contractual cash obligations	$815,884	$104,164	$145,184	$188,721	$377,815

(a) Long-term debt excludes unamortized premium and discount. Long-term debt and promissory notes and capitalized obligations are included in long-term debt in Note 6 to the Company's Consolidated Financial Statements.

(b) Promissory notes and capitalized obligations include non-competition agreements and capitalized lease obligations.

(c) Operating leases are primarily for premises and automobiles, expire over the next one to 24 years, and are included in Note 10 to the Company's Consolidated Financial Statements.

In addition to the operating leases noted in the table above, as at December 28, 2002, the Company leased approximately 1,100 vehicles under a master operating lease agreement, which has a minimum lease term of 12 months. The Company's practice is to continue these leases on a month-to-month basis after the expiry of the minimum lease term. Lease payments for these vehicles are projected to be $7.7 million in 2003.

The following table details the Company's amounts of commercial commitments as of December 28, 2002.

Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
		(in thousands)			
Lines of credit (a)	$ —	$ —	$ —	$ —	$ —
Standby letters of credit (b)	12,100	—	12,100	—	—
Total contractual cash obligations	$12,100	$ —	$12,100	$ —	$ —

(a) Relates to the Company's Credit Facility, which has a borrowing base of $70.1 million, less outstanding letters of credit and Rose Hills secured revolving credit facility of $10 million. Except for outstanding letters of credit described in (b) below, there were no outstanding balances under the Credit Facility or Rose Hills revolving credit facility. On November 14, 2002, the expiry date of the Credit Facility was extended to January 2, 2004, and on February 14, 2003, the expiry date was further extended to April 30, 2004. The Rose Hills revolving credit facility expires on April 1, 2003, and is not expected to be renewed.

(b) Standby letters of credit primarily relate to a court ordered legal claim, surety bonds for various pre-need sales trusting requirements and security for certain automobile operating leases and cash management services.

Other Information

The Company's earnings before interest, taxes, depreciation and amortization, and provision for goodwill and asset impairment ("EBITDA") and recurring free cash flow for the 52 weeks ended December 28, 2002, are presented in the table below. Recurring free cash flow is calculated by adjusting cash provided by operations to exclude certain operating items specified in the table, and then subtracting maintenance capital expenditures. EBITDA and recurring free cash flow are not terms that have specific meaning in accordance with U.S. GAAP and may be calculated differently from other enterprises. They should not be considered in isolation from net earnings or operating cash flow measures calculated in accordance with U.S. GAAP. EBITDA and recurring free cash flow are presented herein as additional performance criteria, that are used by the Company and considered relevant to investors, to be compared with other enterprises in the death care industry.

	52 Weeks Ended December 28, 2002
	(millions of dollars)
EBITDA:	
Loss from operations	$(148.9)
Depreciation and amortization	43.5
Provision for goodwill impairment	242.2
Provision for asset impairment	3.3
EBITDA	$ 140.1

	52 Weeks Ended December 28, 2002
	(millions of dollars)
Recurring Free Cash Flow:	
Cash provided by operations	$ 68.7
Change due to timing of interest payments	(11.5)
Net change of insurance invested assets	(38.6)
Reorganization costs and emergence claims paid	40.1
Recovery of excess trust contributions and unwithdrawn earnings	(9.4)
Adjusted cash provided by operations	49.3
Less: maintenance capital expenditures	(18.3)
Recurring free cash flow	$ 31.0

Acquisitions and Dispositions

During the 52 Weeks ended December 28, 2002, the Company acquired seven funeral homes in the United Kingdom for approximately $0.9 million.

During the 52 Weeks ended December 28, 2002, the Company sold or closed 59 funeral homes, 31 cemeteries and three combination funeral homes and cemeteries for net proceeds of approximately $21.2 million. At December 28, 2002, the Company had seven funeral homes and 21 cemeteries under signed agreements for sale, with net assets and expected proceeds of approximately $3.1 million.

On July 2, 2002, the Company completed the purchase of the stock held by the minority interest shareholder in certain Texas entities. Under the terms of such purchase agreement, the Company paid $5.4 million to acquire all of the minority interests, resulting in 100% ownership of all Texas operating locations.

Restrictions

The Credit Facility and the indentures governing the Five-Year Secured Notes, the Seven-Year Unsecured Notes and the Convertible Subordinated Notes prohibit the Company from consummating certain asset sales unless (a) consideration at least equal to fair market value is received and (b) except with respect to specified assets, not less than 75% of the consideration for the asset sale is paid in cash or cash equivalents. Within 270 days of the receipt of net proceeds from any such asset sale, the Company will be obligated to apply such net proceeds at its option (or as otherwise required) as follows: (a) to pay the Credit Facility and permanently reduce commitments with respect thereto, or (b) to make capital expenditures or acquisitions of other assets in the same line of business as the Company or certain of its subsidiaries or businesses related thereto. To the extent the Company receives net proceeds from any such asset sale not applied in accordance with the immediately preceding sentence in excess of certain thresholds, the Company must offer to purchase Five-Year Secured Notes, Seven-Year Unsecured Notes or Convertible Subordinated Notes (in that order) with such excess proceeds.

The Company's insurance subsidiaries are subject to certain state regulations that restrict distributions, loans and advances from such subsidiaries to the Company and its other subsidiaries. The cash flow from operations of the insurance subsidiaries for the 52 weeks ended December 28, 2002, was approximately $39.0 million.

The Company is not expecting to pay any dividends on the Common Stock in the foreseeable future. In addition, covenants in the respective indentures governing the Five-Year Secured Notes, the Seven-Year Unsecured Notes and the Convertible Subordinated Notes and in the Credit Facility restrict the Company's ability to pay dividends and may prohibit the payment of dividends and certain other payments.

Recent Accounting Standards

See Note 3 to the Company's Consolidated Financial Statements included in Item 8.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PREDECESSOR

Financial Condition

Prepetition Financial Results and Overleverage

Between January 1, 1998 and the Petition Date, Loewen Group experienced disappointing financial results. Loewen Group reported a loss from operations in 1998 of $260 million after recording a charge for asset impairment of $334 million. Loewen Group's acquisition, integration and operation of cemeteries over the three years preceding the Petition Date required significant cash resources on account of pre-need sales of cemetery interment rights, products and services and related interest costs on debt incurred. Cemetery pre-need sales typically were structured with low initial cash payments by the customers that did not offset the cash costs of establishing and supporting a growing pre-need sales program, including the payment of sales commissions.

Loewen Group's financial difficulties primarily stemmed from a highly burdensome debt load, much of which was incurred in connection with its historical acquisition program, and the poor cash flow characteristics associated with its then-existing cemetery pre-need sales strategy. As of March 31, 1999, Loewen Group's consolidated balance sheet reflected approximately $2.1 billion of long-term debt (of which approximately $742.2 million was due currently) and approximately $48.8 million of other current debt. The deterioration of Loewen Group's financial health was also caused by a $175 million settlement of the litigation captioned *O'Keefe v. The Loewen Group Inc.* in 1996, which affected its immediate and future liquidity, and resulted in unfavorable publicity that negatively affected its operating results and ability to maintain its long-term acquisition strategy (see "Item 1. Business").

Basis of Presentation

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies. For financial reporting purposes, the effective date of the reorganization was December 31, 2001, because U.S. GAAP requires that the financial statements reflect fresh start reporting as of the confirmation date or as of a later date when all material conditions precedent to the Plan becoming binding are resolved.

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this annual report on Form 10-K. However, due to the significant changes in the financial structure of the Company, the application of "fresh start" reporting as explained in Note 2 to the Company's Consolidated Financial Statements and as a result of the confirmation and implementation of the Plan and changes in accounting policies and fiscal accounting periods adopted by the Company, the Consolidated Financial Statements and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and results of operations of the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

This discussion and analysis of financial condition and results of operations of the Company and the Predecessor are based upon and should be read in conjunction with the Company's Consolidated Financial Statements and the Predecessor's consolidated financial statements included in Item 8 of this Form 10-K (including the notes thereto).

Results of Operations

Detailed below are the operating results of the Predecessor for the years ended December 31, 2001 and 2000, expressed in dollar amounts as well as relevant percentages. The operating results are presented as a percentage of revenue.

The operations of the Predecessor comprised three businesses: funeral homes, cemeteries and insurance. Additional segment information is provided in Note 15 to the Predecessor's consolidated financial statements.

	Predecessor			
	Year Ended December 31		Year Ended December 31	
	2001	2000	2001	2000
	(in millions)		(percentages)	
Revenue				
Funeral	$ 522.1	$ 576.9	62.4	62.2
Cemetery	210.1	263.2	25.1	28.4
Insurance	104.2	87.6	12.5	9.4
Total	$ 836.4	$ 927.7	100.0	100.0
Gross margin				
Funeral	$ 138.4	$ 172.4	26.5	29.9
Cemetery	31.1	84.0	14.8	31.9
Insurance	11.7	5.6	11.2	6.5
Total	181.2	262.0	21.7	28.2
Expenses				
General and administrative	75.7	70.6	9.1	7.6
Depreciation and amortization	57.0	57.0	6.8	6.1
Provision for asset impairment	180.7	116.9	21.6	12.6
Earnings (loss) from operations	(132.2)	17.5	(15.8)	1.9
Interest on long-term debt	11.0	12.4	1.3	1.3
Reorganization costs	87.2	45.9	10.4	4.9
Loss on disposal of subsidiaries and other expenses	(171.2)	(6.0)	(20.4)	(0.7)
Loss before income taxes, extraordinary items and cumulative effect of accounting change	(59.2)	(34.8)	(7.1)	(3.6)
Income taxes	28.0	22.5	n/a	n/a
Loss before extraordinary items and cumulative effect of accounting change	(87.2)	(57.3)	(10.4)	(6.2)
Extraordinary gain on debt discharge	959.0	—	114.7	—
Fresh start valuation adjustments	(228.1)	—	(27.3)	—
Cumulative effect of accounting change	—	(986.8)	—	(106.3)
Net income (loss)	$ 643.7	$(1,044.1)	77.0	(112.5)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Consolidated revenue decreased 9.8% to $836.4 million for the year ended December 31, 2001, from $927.7 million in 2000. This was primarily due to decreases in cemetery and funeral revenue as described below. Consolidated gross margin decreased by 30.8%, to $181.2 million for the year ended December 31, 2001, from $262.0 million in 2000, primarily due to the decline in cemetery and funeral revenue, though costs, as a percentage of revenue, increased for the funeral and cemetery operations. As a percentage of revenue, consolidated gross margin decreased to 21.7% for the year ended December 31, 2001, from 28.2% in 2000.

Funeral revenue decreased $54.8 million, or 9.5%, to $522.1 million for the year ended December 31, 2001, from $576.9 million in 2000, primarily due to location dispositions, fewer funeral services, and partly, the Predecessor's management ("Predecessor Management") believed, attributable to consumer concerns caused by the reorganization proceedings. Of the $54.8 million revenue decline, approximately $48 million was due to the locations sold during 2000 and 2001. At locations in operation throughout the years ended December 31, 2001 and 2000, funeral revenue declined approximately $7 million, or 1.3%, to approximately $505 million, compared to approximately $512 million in 2000, due primarily to a 1.1% decline in the number of funeral services performed.

The Predecessor's pre-need funeral contracts written decreased to approximately $108 million in 2001 from approximately $119 million in 2000. Locations sold in 2001 had written $5 million of pre-need funeral contracts. The Predecessor estimated that it had a backlog of approximately $1.1 billion in pre-need funeral contracts as of December 31, 2001. At January 1, 2000, when the Predecessor implemented SAB 101, approximately $92 million was recorded on the balance sheet as deferred revenue, representing amounts received but not required to be placed in trust, and interest earnings on amounts in trust, which had previously been recognized in revenue. During 2001, the Predecessor recognized approximately $4.4 million of this amount in funeral revenue. Pre-need funeral services comprised approximately 22% of the annual funeral services performed by the Predecessor in 2001 and 2000.

Overall funeral gross margin, as a percentage of funeral revenue, decreased to 26.5% for the year ended December 31, 2001, from 29.9% in 2000, principally as a result of lower revenues and higher fixed costs at locations not sold.

Cemetery revenue decreased $53.1 million, or 20.2%, to $210.1 million for the year ended December 31, 2001, from $263.2 million in 2000, as at-need revenue, pre-need revenue and finance income declined, primarily due to location dispositions, as well as, Predecessor Management believed, consumer concerns caused by the reorganization proceedings. Of the $53.1 million revenue decline, approximately $44 million was due to locations sold during 2000 and 2001, of which the main components were approximately $11 million at-need revenue and $28 million pre-need revenue. At locations in operation throughout the years ended December 31, 2001 and 2000, revenue declined approximately $9 million, primarily due to lower at-need revenue of approximately $4 million from plot sales and a decline in finance income of approximately $5 million due to fewer customer receivables and recent pre-need contracts being written with shorter contract terms and higher down payments. Though improving cash flow, the shorter contract terms and larger down payments, as well as the impacts of a lower number of pre-need cemetery contracts written, negatively impacted finance income, down approximately $8 million in the year ended December 31, 2001, compared to 2000.

Pre-need cemetery contracts written during the year ended December 31, 2001 were approximately $69 million, a decrease of approximately $25 million, or 26.6%, compared to 2000, of which approximately $12 million was attributable to locations sold. The remaining decline in new pre-need contracts written of approximately $13 million was primarily due to the Predecessor's changes in pre-need sales practices, including continued refinements of contract terms, which were less attractive to the customer, but generated significantly better cash flow to the Predecessor.

Overall cemetery gross margin, as a percentage of cemetery revenue, decreased to 14.8% for the year ended December 31, 2001, from 31.9% in 2000, primarily due to the large declines in at-need and pre-need revenue and finance income. As well, higher wage and other fixed costs at locations not sold and the fixed nature of other cemetery expenses, contributed to expense reductions that were not commensurate with the revenue declines experienced.

Insurance revenue increased 19.0% to $104.2 million for the year ended December 31, 2001, from $87.6 million in 2000. Overall insurance gross margin as a percentage of insurance revenue increased to 11.2% for the year ended December 31, 2001, from 6.5% in 2000, primarily due to higher premium revenue, lower realized investment losses and litigation costs, partially offset by increased benefits and claims costs.

General and administrative expenses increased to $75.7 million for the year ended December 31, 2001, from $70.6 million in 2000. The increase in general and administrative expenses for the year ended December 31, 2001, was primarily due to costs associated with the continued implementation of a new cemetery contract management system. General and administrative expenses, as a percentage of revenue, increased to 9.1% for the year ended December 31, 2001, from 7.6% in 2000, primarily due to the effects of the revenue decline.

Depreciation and amortization expenses remained constant at $57.0 million for the year ended December 31, 2001 and 2000. As a percentage of revenue, depreciation and amortization expense increased slightly to 6.8% for the year ended December 31, 2001, from 6.1% in 2000, primarily due to the effects of the revenue decline.

For the year ended December 31, 2001, the Predecessor recorded a pre-tax asset impairment of long-lived assets of $180.7 million, primarily due to additional locations sold, as well as from revised estimates of expected cash flows for the long-lived assets of locations expected to be sold. For the year ended December 31, 2000, the $116.9 million pre-tax asset impairment of long-lived assets resulted from the Predecessor revising its estimates of expected cash flows for the long-lived assets of locations expected to be sold. Gains on sales of locations were $173.3 million in 2001 and $5.6 million in 2000, representing primarily the gain realized at the time of disposition on deferred pre-need funeral and cemetery contracts.

Interest expense on long-term debt decreased by $1.4 million to $11.0 million for the year ended December 31, 2001, from $12.4 million in 2000. The decrease was primarily due to the reduction in interest and related fees associated with the debtors-in-possession revolving credit agreement that expired on June 30, 2001, as well as the continuing reduction in long-term debt not subject to compromise. Contractual interest expense not recorded on certain pre-Petition Date debt obligations amounted to $132.5 million and $153.9 million for the years ended December 31, 2001 and 2000, respectively.

Reorganization costs increased to $87.2 million for the year ended December 31, 2001, from $45.9 million in 2000. These costs, before offsetting interest income of $8.3 million (2000 — $4.7 million), primarily consisted of $75.5 million for professional fees for legal, accounting and consulting services provided to the Debtors and the statutory committee of unsecured creditors appointed by the U.S. Trustee for the District of Delaware, in connection with the Debtors' reorganization under Chapter 11 and the Creditors Arrangement Act, $15.0 million for the Predecessor's Key Employee Retention Plan and $5.0 million for executory contracts submitted for rejection. The increase of approximately $41.3 million is primarily due to costs incurred in connection with the Predecessor's actual emergence from Chapter 11 and the Creditors Arrangement Act, and various activities related thereto. Total reorganization costs since the Petition Date applicable to the Debtors' reorganization amounted to $225.9 million as at December 31, 2001. The Company expects to pay during 2002, approximately $57.1 million of reorganization costs, which were accrued at December 31, 2001.

Income taxes for the year ended December 31, 2001 were $28.0 million, compared to income tax of $22.5 million in 2000. The Predecessor's tax rate for the years ended December 31, 2001 and 2000 varied from the statutory tax rate because tax benefits generated by the Predecessor's losses were largely offset by a resultant increase in the valuation allowance against the Predecessor's deferred tax assets. In addition, a substantial portion of goodwill amortization and reorganization costs are not deductible for tax purposes and losses incurred in certain jurisdictions may not offset the tax expense in profitable jurisdictions. Future income and losses, and the disposition of certain locations, may require the Company to record a change in the valuation allowance of tax assets that were taken into account in determining the net amount of liability for deferred income taxes recorded on its balance sheet at December 31, 2001. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease in the valuation allowance established on the Effective Date would be treated as a reduction of goodwill with any excess over the value assigned to goodwill recognized as a capital transaction.

The Predecessor recorded an extraordinary gain on debt discharge of $959.0 million and fresh start valuation adjustments of $228.1 million for the year ended December 31, 2001, as a result of its emergence from reorganization proceedings and the application of fresh start reporting. Additionally, for the year ended December 31, 2000, the Predecessor recorded a charge for the cumulative effect of accounting change of $986.8 million (net of income taxes of $108.7 million) as a result of the implementation of SAB 101 effective January 1, 2000. The cumulative effect of accounting change resulted primarily from the deferral of $894.1 million of merchandise and services revenue, including related trust income, $258.5 million of cemetery interment rights revenue and other miscellaneous cemetery deferrals of $17.7 million, reduced by $54.8 million reserve for cancellations. The amounts were offset by the reversal of related merchandise and service costs of sales of $180.0 million and interment rights costs of sales of $40.1 million. In addition, pre-need funeral revenue of $92.0 million was deferred and previously deferred direct obtaining costs of $108.1 million were written off.

The Predecessor's statement of cash flows for the year ended December 31, 2001, reflects cash provided from operations of $68.7 million, compared to $147.8 million in 2000. The decrease in cash of $159.1 million for the year ended December 31, 2001, was primarily due to the distribution of $163.6 million in respect of claims against the Debtors, as well as the distribution of $93.9 million to Alderwoods Group, as a result of the implementation of the Plan on the Effective Date.

Dispositions

In December 1999, the Predecessor announced its intention to dispose of 201 funeral homes and 170 cemeteries in the United States that did not meet its strategic objectives, based on geographic location or financial performance. In January 2000, the Bankruptcy Court approved the Predecessor's disposition process for the locations identified. In addition, other properties not in the initial group were periodically disposed of after obtaining Bankruptcy Court approval. During 2000, the Predecessor sold 101 funeral homes and 33 cemeteries for net proceeds of $36.1 million. During the year ended December 31, 2001, the Predecessor sold 124 funeral homes and 119 cemeteries for net proceeds of $105.8 million.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Forward-Looking Statements

Certain statements made in this Form 10-K, including certain statements made in the section entitled "Management's Discussion and Analysis of Alderwoods Group — Business Strategy" and "Quantitative and Qualitative Disclosures about Market Risk," in other filings made with the SEC, and elsewhere (including oral statements made on behalf of the Company) are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 and Section 21E(i) of the Securities Exchange Act of 1934. The words "believe," "may," "will," "estimate," "continues," "anticipate," "intend," "expect" and similar expressions identify these forward-looking statements. Certain events or circumstances, including those described below under the caption "Risk Factors," could cause actual results to differ materially from those estimated, projected or predicted. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Risk Factors

In addition to other information in this Form 10-K, the following important factors, among others, could cause future results to differ materially from estimates, predictions or projections.

Future Revenues Are Uncertain

1. *Volume, Mix and Margins are Uncertain.* Revenue is significantly affected by the volume of services rendered and the mix and pricing of services and products sold. Cemetery revenues are also significantly affected by the fulfillment of previously sold pre-need cemetery contracts and the writing of pre-need cemetery contracts for interment rights. Margins are affected by changes in revenue, their related costs and the level of fixed costs in operating our funeral homes and cemeteries. Further, revenue and margins may be affected by competitive pricing strategies.

2. *Number of Pre-Need Contracts Written Is Dependent upon an Adequate Salesforce.* The level of pre-need contracts written is dependent upon maintaining an adequate salesforce. Accordingly, the future success of the Company is dependent upon the Company's ability to attract, train and retain an adequate number of salespeople.

3. *Trust Income Is Subject to Market Conditions.* Cemetery revenue is impacted by the trust income on perpetual care trust funds which is recognized when the trust income is earned. Trust income on funeral and cemetery merchandise and service trust funds is deferred and revenue is recognized when the underlying merchandise and service obligations are fulfilled. The level of trust income is largely dependent on yields available in connection with the investment of the balances held in such trust funds. Available yields may be subject to significant fluctuations in response to conditions in the economy in general.

4. *The Death Rate May Decrease.* The death rate in the United States is estimated to have declined by approximately 1% in 1997 and approximately 2% in 1998, reversing a trend of an approximate 1% increase per year since 1980. However, for the combined two-year period from 1998 to 2000, the death rate is estimated to have declined by less than 1%. Industry studies indicate that the average age of the population is increasing. The financial results of the Company may be affected by any decline in the death rate.

5. *The Rate of Cremation Is Increasing.* There is an increasing trend in the United States toward cremation. According to the latest industry studies available, cremations represented approximately 27% of the burials performed in the United States in 2001, as compared with approximately 10% in 1980, and this percentage increased by approximately 1% annually from 1997 to 2001. Compared to traditional funeral services, cremations have historically generated similar gross profit percentages but lower

revenues. A substantial increase in the rate of cremations performed by the Company could have a material adverse effect on the results of operations of the Company.

6. *Dispositions May Adversely Affect Revenues.* Revenue is affected by the level of dispositions, which may or may not be significant.

The Company Has Substantial Debt

1. *Substantial Leverage Will Continue.* The Company's total carrying value of long-term indebtedness (including the current portion thereof) is $759.7 million as of December 28, 2002. While the Company believes that future operating cash flow, together with financing arrangements, will be sufficient to finance operating requirements under the Company's business plan, the Company's leverage and debt service requirements could make it more vulnerable to economic downturns in the markets the Company intends to serve or in the economy generally. The Company's indebtedness could restrict its ability to obtain additional financing in the future and, because the Company may be more leveraged than certain of its competitors, could place the Company at a competitive disadvantage.

The Company's Rose Hills' non-recourse subsidiary senior secured debt of $52.6 million matures in 2003, approximately $26.3 million in May 2003 and approximately $26.3 million in November 2003. Although, the Company intends to retire in full the $52.6 million outstanding on or before May 1, 2003, it amended the Credit Facility to obtain the Rose Hills Special Advance needed to finance this retirement. The restrictions under the amended Credit Facility, which require the Company to obtain lender approval to borrow any other amount from the Credit Facility until the Rose Hills Special Advance is repaid and limit the amount that can be outstanding under letters of credit, may exacerbate the risks noted in the preceding paragraph.

2. *Debt Instruments Contain Restrictive Covenants That May Limit Liquidity and Corporate Activities.* The Credit Facility and the indentures governing the Five-Year Secured Notes, the Seven-Year Unsecured Notes, the Convertible Subordinated Notes and the Rose Hills debt contain covenants that impose operating and financial restrictions on the Company. For example, these covenants restrict the ability of Alderwoods Group, and most of its subsidiaries, to incur additional indebtedness, prepay indebtedness, allow liens on assets, sell stock or other assets without using proceeds thereof to reduce the indebtedness of the Company, engage in mergers or acquisitions, make investments or pay dividends or distributions (other than to Alderwoods Group or certain of its subsidiaries). These covenants could prohibit the Company from making acquisitions and adversely affect the Company's ability to finance future operations by limiting the incurrence of additional indebtedness or requiring equity issuance proceeds to be applied to reduce indebtedness. In addition, the Company is required to achieve specified earnings to fixed charges ratios and specified levels of tangible net worth. Adverse operating results could cause the Company to be unable to achieve these financial ratios and tests, in which event, unless the Company were able to obtain appropriate waivers with respect to non-compliance, certain of the Company's long-term debt would be in default and the holders thereof could accelerate the maturities of such debt.

3. *Subsidiary Stock Is Subject to Security Interests.* The capital stock of subsidiaries directly owned by Alderwoods Group or a subsidiary guarantor of the Credit Facility is subject to various liens and security interests, subject to percentage limitations in the case of foreign subsidiaries. If a holder of a security interest becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell or otherwise transfer the collateral subject to its security interest, and the collateral accordingly would be unavailable to Alderwoods Group or the subsidiary owning the collateral, except to the extent, if any, that the value of the affected collateral exceeds the amount of indebtedness in respect of which such foreclosure rights are exercised.

4. *The Security for the Five-Year Secured Notes May Not Be Sufficient To Secure Payments.* The Company's obligations under the Five-Year Secured Notes Indenture is secured by collateral which consists of (i) substantially all personal property (other than capital stock) and (ii) the material funeral

home real property assets pledged under the Credit Facility of the Company and certain of its wholly owned subsidiaries. The rights of the holders of the Five-Year Notes to this collateral will be subordinate to those of the lenders under the Credit Facility. The proceeds from the sale of this collateral may not be sufficient to satisfy amounts due on the Five-Year Secured Notes.

If, upon a foreclosure on the collateral, the proceeds from the sale of such collateral is insufficient to satisfy the entire amount due on the Five-Year Secured Notes, the claim by the holders of the Five-Year Secured Notes against the Company for this deficiency would rank equally with the claims of the other general, unsubordinated creditors of the Company. The remaining assets of the Company may not be sufficient to satisfy this deficiency.

5. *Certain Debt Is Effectively Subordinated to Obligations of Subsidiaries.* Alderwoods Group principally is a holding company, and therefore its right to participate in any distribution of assets of any subsidiary upon that subsidiary's dissolution, winding-up, liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that Alderwoods Group may be a creditor of that subsidiary and its claims are recognized. There are various legal limitations on the extent to which some of the subsidiaries of Alderwoods Group may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, Alderwoods Group or its other subsidiaries. The Five-Year Secured Notes, the Seven-Year Unsecured Notes and the Convertible Subordinated Notes are effectively subordinated to all indebtedness and other obligations of the subsidiaries except to the extent that those subsidiaries have guaranteed that obligations of Alderwoods Group to pay amounts due on the Five-Year Secured Notes, the Seven-Year Unsecured Notes or the Convertible Subordinated Notes, as applicable.

The Tax Rate Is Uncertain

1. *Effective Income Tax Rate May Vary.* The Company expects that its effective income tax rate for 2003 and beyond may vary significantly from the statutory tax rate because (i) income tax benefits may be offset by an increase in the valuation allowance due to the uncertainty regarding the ability to utilize the benefits in the future, (ii) the losses incurred in certain jurisdictions may not offset the tax expense in profitable jurisdictions, (iii) there are differences between foreign and United States income tax rates, and (iv) many tax years are subject to audit by different tax jurisdictions.

2. *Federal Tax Audit Could Impact Tax Rate.* In connection with the audit of the 1993 through 1998 federal income tax returns, the Company and the Internal Revenue Service have reached a tentative agreement that resolves certain issues that were in dispute. This tentative agreement has been submitted to the Congressional Joint Committee on Taxation ("Joint Committee") for its review and approval. If approved by the Joint Committee, this tentative agreement would have a significant positive effect on the Company's future tax rate in the year of settlement. However, the ultimate outcome and timing of the final resolution cannot be determined at this time.

Capital Stock: Dividends Not Anticipated; Anti-Takeover Effects

1. *Volatility Is Possible.* In January 2002, the Company's Common Stock and Warrants commenced trading on The NASDAQ Stock Market, Inc. Due to the limited trading history of the Company's Common Stock and Warrants, there can be no assurance as to the degree of price volatility in the market for the Common Stock and Warrants. The market price of the Common Stock and Warrants may be subject to significant fluctuations in response to numerous factors, including variations in the Company's annual or quarterly financial results or those of its competitors, changes by financial analysts in their estimates of the future earnings of the Company, conditions in the economy in general or in the funeral industry in particular or unfavorable publicity. Additionally, there can be no assurance that the market value of the Common Stock will exceed the exercise price of the Warrants at any time prior to their expiration.

2. *Dividends Are Not Anticipated; Payment of Dividends Is Subject to Restriction.* Alderwoods Group is not expecting to pay any dividends on the Common Stock in the foreseeable future. In addition, covenants in the respective indentures governing the Five-Year Secured Notes, the Seven-Year Unsecured Notes and the Convertible Subordinated Notes and in the Credit Facility restrict the ability of Alderwoods Group to pay dividends and may prohibit the payment of dividends and certain other payments. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

3. *Certain Provisions in Our Charter Documents and Rights Plan Have Anti-Takeover Effects.* Certain provisions of the certificate of incorporation and bylaws, of Alderwoods Group, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Alderwoods Group. Such provisions, including those providing for the possible issuance of preferred stock of Alderwoods Group without stockholder approval, regulating the nomination of directors and eliminating stockholder action by written consent may make it more difficult for other persons, without the approval of the Board of Directors (the "Board of Alderwoods Group"), to make a tender offer or otherwise acquire substantial amounts of the Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. Additionally, the Company's short-term stockholder rights plan, which was adopted by the Board of Alderwoods Group on March 6, 2002, and became effective on March 26, 2002, may also delay, defer or prevent a change of control of Alderwoods Group. Under the rights plan, each outstanding share of Common Stock has one right attached that trades with the Common Stock. Absent prior action by the Board of Alderwoods Group to redeem the rights or amend the rights plan, upon the consummation of certain acquisition transactions, the rights would entitle the holder thereof (other than the acquiror) to purchase shares of Common Stock at a discounted price in a manner designed to result in substantial dilution to the acquiror. The shareholders rights plan will expire in September 2003, and there is presently no extension or renewal contemplated by the Company.

Other Risk Factors

1. *Federal, State and Local Regulations May Change to the Detriment of Alderwoods Group.* The Company's operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, pre-need sales of funeral and cemetery products and services, environmental matters and various other aspects of the business. The impact of such regulations varies depending on the location of funeral homes and cemeteries. From time to time, states and regulatory agencies have considered and may enact additional legislation or regulations that could affect the Company. For example, additional legislation or regulations requiring more liberal refund and cancellation policies for pre-need sales of products and services or prohibiting door-to-door or telephone solicitation of potential customers could adversely impact sales, resulting in lower gross revenues. Similarly, additional legislation or regulations increasing trust requirements could reduce the amount of cash available to the Company for other purposes. Additional legislation or regulations prohibiting the common ownership of funeral homes and cemeteries in the same market could adversely impact both sales and costs and expenses in the affected markets. If adopted in the states in which the Company operates, additional legislation or regulations such as these could have a material adverse effect on the results of operations of the Company.

2. *Alderwoods Group Principally Is a Holding Company.* Alderwoods Group principally is a holding company, and therefore its right to participate in any distribution of assets of any subsidiary upon that subsidiary's dissolution, winding-up, liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that Alderwoods Group may be a creditor of that subsidiary and its claims are recognized. There are various legal limitations on the extent to which some of the subsidiaries of Alderwoods Group may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, Alderwoods Group or its other subsidiaries.

3. *Outcome of NAFTA Claims Is Impossible To Predict.* In October 1998, the Predecessor filed the NAFTA Claims against the government of the United States seeking damages under the arbitration provisions of NAFTA. Pursuant to the Plan, the Predecessor, through a series of transactions, transferred to the Company all of its assets, excluding legal title to the NAFTA Claims, and transferred to the Company the right to any and all proceeds from the NAFTA Claims. In addition, pursuant to the Plan, an undivided 25% interest in the proceeds, if any, of the NAFTA Claims as such proceeds may be adjusted as a result of the arbitration contemplated by the letter agreement between the Predecessor and Raymond L. Loewen, dated May 27, 1999 (the "NAFTA Arbitration Agreement"), less (a) any amounts payable under paragraph 3 of the NAFTA Arbitration Agreement and (b) any amounts payable pursuant to the contingency fee letter agreement between Jones, Day, Reavis & Pogue and Loewen Group, dated July 25, 2000, was transferred to the Liquidating Trust. Although the Company believes that these actions should not affect the NAFTA Claims, the government of the United States, respondent in the NAFTA proceeding, has asserted that these actions have divested the Arbitration Tribunal of jurisdiction over some or all of the claims. The Company does not believe that it is possible at this time to predict the final outcome of this proceeding or to establish a reasonable estimate of the damages, if any, that may be awarded, or the proceeds, if any, that may be received in respect of the NAFTA Claims.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's major market risk exposures are to changing interest rates, currency exchange rates and to equity prices. The market risk exposure discussion below provides information about market-sensitive financial instruments and constitutes "forward-looking statements," which involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's exposure to interest rate fluctuations resides primarily in the United States, and the Company's exposure to currency exchange rate fluctuations resides primarily in investments and operations in Canada and, to a lesser extent, the United Kingdom, each of which is generally stable politically and economically and is not highly inflationary. The Company has not entered into any derivative instruments at December 28, 2002.

The Company intends to implement strategies to manage its mix of floating and fixed rate debt through the use of derivatives, primarily in the form of interest rate and currency swap transactions. No such instruments were in place at December 28, 2002.

The Company's debt instrument sensitivity to floating interest rates is based on the Company's floating rate debt being based in the United States. Accordingly, changes in U.S. interest rates can affect the interest paid on the Company's floating rate debt. The current mix of fixed and floating rate debt was determined by the Plan. At December 28, 2002, the Company's total fixed rate debt is $701.1 million, representing approximately 93% of total debt, and has a weighted average rate of 11.39%. The Company's floating rate exposure of $52.6 million, represents 7% of total debt and has a weighted average rate of approximately 4.9%. A one percent change in the applicable floating rate indices would cause an approximately $0.5 million change in the Company's annual interest expense.

The Company's exposure to equity prices resides primarily in the United States. The sale of pre-need funeral contracts, pre-need cemetery merchandise and insurance products results in the Company having significant investment in, and supervising the management of the trusts that have significant investments in mutual funds and equity securities which are sensitive to current market prices. Fluctuations in interest and equity market rates on investments held in pre-need funeral trusts and pre-need cemetery merchandise trusts do not result in significant current income fluctuation, as the income is not realized until services are performed. Investments of pre-need cemetery merchandise trusts and insurance invested assets are currently predominately in fixed income securities. The Company manages the mix of equities and fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets and modifies the mix of investments with the assistance of independent professional financial advisors. The policy emphasizes a conservative approach while maintaining acceptable levels of income and capital appreciation.

The principal cash flows and the related weighted average interest rates for the Company's long-term debt as of December 28, 2002, are presented below. The carrying values of the Company's debt instruments are included in Note 6 to the Company's Consolidated Financial Statements.

QUANTITATIVE DISCLOSURE OF MARKET RISKS

	Expected Maturity Date							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Long-term Debt (1)								
Fixed rate US$ debt	$37,966	$91,190	$34,190	$42,463	$137,164	$358,155	$701,128	$660,637
Average rate	11.80%	11.75%	11.81%	11.88%	12.23%	12.23%	11.39%	
Floating rate US$ debt	$52,642	$ —	$ —	$ —	$ —	$ —	$ 52,642	$ 52,642
Average rate	4.90%	—	—	—	—	—	4.90%	

(1) The Company is required to achieve specified earnings to fixed charges ratios and specified levels of tangible net worth. Adverse operating results could cause the Company to be unable to achieve these financial ratios and tests, in which event, unless the Company were able to obtain waivers with respect to non-compliance, certain of the Company's long-term debt would be in default and the holders thereof could accelerate the maturities of such debt.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

(1) *Although not comparable, certain consolidated financial information and other information of The Loewen Group Inc. for 2001 and 2000, may be of limited interest to stockholders of the Company, and has been included in this Annual Report on Form 10-K.*

ALDERWOODS GROUP, INC.

(Successor to The Loewen Group Inc.)

The following Alderwoods Group, Inc. consolidated financial statements issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by The Loewen Group Inc. prior to the Plan implementation, due to the significant changes in the financial and legal structure of the Company, the application of fresh start reporting at December 31, 2001, resulting from confirmation and implementation of the Plan and changes in accounting policies, certain account classifications and fiscal accounting periods adopted by the Company. Accordingly, the Company's consolidated financial statements for the 52 weeks ended December 28, 2002, do not include comparable operating and cash flow information. Certain consolidated financial information of The Loewen Group Inc. may be of limited interest to the stockholders of the Company, and has been included for 2001 and 2000 elsewhere in this Form 10-K.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Alderwoods Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alderwoods Group, Inc. as at December 28, 2002 and December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-two weeks ended December 28, 2002. In connection with our audits of the consolidated financial statements, we also have audited the information with respect to the Company in financial statement Schedule II included in Item 15 of the Company's annual report on Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alderwoods Group, Inc. as at December 28, 2002, and December 31, 2001, and the results of its operations and its cash flows for the fifty-two weeks ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada

March 6, 2003

ALDERWOODS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

Expressed in thousands of dollars except number of shares outstanding

	December 28, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 46,112	$ 101,561
Receivables, net of allowances	65,996	73,952
Inventories	22,284	27,235
Other	22,272	23,345
	156,664	226,093
Pre-need funeral contracts	1,002,601	1,010,646
Pre-need cemetery contracts	447,336	480,972
Cemetery property	150,211	151,767
Property and equipment	620,215	637,235
Insurance invested assets	405,413	339,797
Deferred income tax assets	7,872	16,250
Goodwill	335,779	565,838
Other assets	43,958	74,505
	$3,170,049	$3,503,103
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 163,795	$ 185,426
Current maturities of long-term debt	90,608	17,396
	254,403	202,822
Long-term debt	669,062	818,252
Deferred pre-need funeral contract revenue	996,781	1,018,236
Deferred pre-need cemetery contract revenue	336,833	350,884
Insurance policy liabilities	340,240	304,825
Deferred income tax liabilities	24,968	25,000
Other liabilities	24,360	43,732
	2,646,647	2,763,751
Stockholders' equity		
Common stock, $0.01 par value, 100,000,000 shares authorized, 39,941,271 issued and outstanding (2001 — 39,878,870)	399	399
Capital in excess of par value	739,711	738,953
Accumulated deficit	(233,744)	—
Accumulated other comprehensive income	17,036	—
	523,402	739,352
	$3,170,049	$3,503,103

Commitments and contingencies (Notes 6, 9, 10 and 11)

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

Expressed in thousands of dollars except per share amounts and number of shares outstanding

	52 Weeks Ended December 28, 2002
Revenue	
Funeral	$ 530,562
Cemetery	182,839
Insurance	120,052
	833,453
Costs and expenses	
Funeral	426,244
Cemetery	168,355
Insurance	99,087
	693,686
	139,767
General and administrative expenses	43,188
Provision for goodwill impairment	242,204
Provision for asset impairment	3,283
Loss from operations	(148,908)
Interest on long-term debt	85,374
Other expense (income), net	(5,498)
Loss before income taxes	(228,784)
Income taxes	4,960
Net loss	$(233,744)
Basic and diluted loss per Common share:	
Net loss	$ (5.86)
Basic and diluted weighted average number of shares outstanding (thousands)	39,916

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Expressed in thousands of dollars

	Common stock	Capital in excess of par value	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at December 31, 2001	$399	$738,953	$ —	$ —	$739,352
Comprehensive income (loss):					
Net loss			(233,744)		(233,744)
Other comprehensive income (loss):					
Foreign exchange adjustment				1,942	1,942
Unrealized holding gains on securities, net of income taxes of $8,146				16,863	16,863
Less: reclassification adjustments for gains on securities included in net loss				(1,769)	(1,769)
Total holding gains				15,094	15,094
Comprehensive (loss)					(216,708)
Common stock issued:					
Stock issued in connection with Predecessor's key employee retention plan		262			262
Stock issued as compensation in lieu of cash		496			496
Balance at December 28, 2002	$399	$739,711	$(233,744)	$17,036	$523,402

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Expressed in thousands of dollars

	52 Weeks Ended December 28, 2002
CASH PROVIDED BY (APPLIED TO)	
Operations	
Net loss	$(233,744)
Items not affecting cash	
Depreciation and amortization	43,519
Insurance policy benefit reserves	33,189
Provision for goodwill impairment	242,204
Provision for asset impairment	3,283
Loss on disposal of subsidiaries and investments	(7,257)
Deferred income taxes	1,635
Other, including net changes in other non-cash balances	(14,145)
	68,684
Investing	
Proceeds on disposition of assets and investments	21,229
Purchase of property and equipment and business acquisitions	(25,214)
Purchase of insurance invested assets	(300,154)
Proceeds on disposition and maturities of insurance invested assets	261,584
	(42,555)
Financing	
Increase in long-term debt	910
Repayment of long-term debt	(82,488)
	(81,578)
Decrease in cash and cash equivalents	(55,449)
Cash and cash equivalents, beginning of year	101,561
Cash and cash equivalents, end of year	$ 46,112

See accompanying notes to the consolidated financial statements

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 1. NATURE OF OPERATIONS

Alderwoods Group, Inc., a Delaware corporation, together with its subsidiaries (collectively, the "Company") is the second-largest operator of funeral homes and cemeteries in North America. As at December 28, 2002, the Company operated 763 funeral homes and 185 cemeteries and 62 combination funeral homes and cemeteries throughout North America and 39 funeral homes in the United Kingdom.

The Company's funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company's funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium.

The Company's cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches, mausoleum crypts and other merchandise), the opening and closing of graves and cremation services.

The Company's insurance operations sell a variety of life insurance products, primarily to fund pre-need funeral services.

NOTE 2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and operations controlled by the Company through sales and management agreements. The Company is the successor to The Loewen Group Inc. (the "Predecessor") and its subsidiaries, including Loewen Group International, Inc., a Delaware corporation ("Loewen International"). The consolidated financial statements have been prepared using the U.S. dollar as the functional currency and are presented in accordance with accounting principles generally accepted in the United States.

Emergence from reorganization proceedings

On June 1, 1999 (the "Petition Date"), the Predecessor and each of approximately 850 United States subsidiaries (including Loewen International) and one foreign subsidiary voluntarily filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "U.S. Bankruptcy Court"). Concurrent with the Chapter 11 filing, the Predecessor and 117 Canadian subsidiaries voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Canadian Bankruptcy Court") (together with the U.S. Bankruptcy Court, the "Bankruptcy Courts"). Subsequent to the Petition Date, five additional subsidiaries of the Predecessor voluntarily filed petitions for creditor protection and 41 subsidiaries were voluntarily deleted.

On December 5, 2001 and December 7, 2001, the U.S. Bankruptcy Court and the Canadian Bankruptcy Court, respectively, confirmed the Fourth Amended and Restated Joint Plan of Reorganization, as modified (the "Plan"), of the Predecessor and its subsidiaries under creditor protection (the "Debtors"). The Plan became effective on January 2, 2002 (the "Effective Date") and, for accounting and reporting purposes, is reflected as of December 31, 2001, because United States generally accepted accounting principles require that the financial statements reflect fresh start reporting as of the

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 2. BASIS OF PRESENTATION (Continued)

confirmation date or as of a later date, that is not subsequent to the Effective Date, when all material conditions precedent to the Plan becoming binding are resolved. Pursuant to the Plan, the Debtors altered their debt and capital structures and, among other things:

- completed reorganization transactions that resulted in the ultimate parent company in the corporate structure being the Company, which was renamed from Loewen International and now operates the existing businesses of the Predecessor and Loewen International;
- transferred all of the assets of the Predecessor to the Company at fair value, except for an aggregate cash amount of $133,500,000, which was transferred prior to December 31, 2001, by the Predecessor to a disbursing agent for the sole benefit of certain of the Predecessor's creditors;
- cancelled the stock of certain direct and indirect subsidiaries of the Predecessor, other than that stock which was owned by the Predecessor or its direct or indirect subsidiaries;
- paid or issued a combination of cash, new Common stock of the Company, warrants to purchase new Common stock of the Company and new long-term debt (see Note 6) to certain holders of liabilities subject to compromise that were cancelled;
- satisfied certain administrative claims through the issuance of the Company's 12¼% Convertible Subordinated Notes Due 2012 in the aggregate principal amount of $24,679,000, which are convertible into the Company's Common stock at an initial conversion rate of $17.17 per share and 379,449 shares of the Company's Common stock, which resulted in the Company becoming the owner of all of the outstanding common stock of Rose Hills Holdings Corp. ("Rose Hills"), which in turn owns 100% of the outstanding common stock of Rose Hills Company;
- assumed, assumed and assigned, or rejected certain executory contracts and unexpired leases to which any Debtor was a party;
- restructured and simplified the Company's and its subsidiaries' corporate structure; and
- selected new boards of directors of the Company and its reorganized subsidiaries.

Due to the significant changes in the financial and legal structure of the Company, the application of fresh start reporting at December 31, 2001, resulting from confirmation and implementation of the Plan and changes in accounting policies and fiscal accounting periods adopted by the Company, the consolidated financial statements of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by the Predecessor prior to the Plan implementation. Accordingly, the Company's consolidated financial statements as at and for the 52 weeks ended December 28, 2002, do not include comparable operating and cash flow information. Certain consolidated financial and other information concerning the Predecessor may be of limited interest to the stockholders of the Company and has been included elsewhere in this Form 10-K.

Fresh start reporting

At December 31, 2001, the Company adopted fresh start reporting in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), which in turn required application at the date of Plan implementation of purchase

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 2. BASIS OF PRESENTATION (Continued)

accounting principles, as prescribed by Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS No. 141"), which superceded Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." In addition, SOP 90-7 requires the adoption of any new accounting principles concurrent with the adoption of fresh start reporting. As such, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("FAS No. 142") on December 31, 2001. As a result of the adoption of FAS No. 142, goodwill arising from the Company's reorganization is not amortized. Also concurrent with fresh start reporting, the Company adopted a revenue recognition policy relating to pre-need sales of interment rights which differed from that previously applied by the Predecessor (see Note 3).

Under the principles of fresh start reporting, the Company was required to record the aggregate value of the Company based on the reorganization value as set forth in the Plan. The reorganization value of the Company was determined with the assistance of independent advisors and estimated at the midpoint of the total enterprise value range (*i.e.*, the fair market value of the Company's debt and stockholders' equity), which was approximately $1.5 billion. The reorganization valuation utilized various valuation techniques, including comparable public company trading multiples, discounted cash flow analysis and comparable acquisition analysis.

In accordance with the principles of "purchase" accounting, as prescribed by FAS No. 141 and FAS No. 142, the reorganization value was then allocated to the Company's identifiable tangible and intangible assets and liabilities based on their fair values, with the residual recorded as goodwill. As a result of the application of fresh start reporting, significant adjustments were made to the Company's historical assets and liabilities, as the fair values varied significantly from recorded amounts of the Predecessor immediately prior to the date of Plan adoption at December 31, 2001 (see Note 19).

The following methods and assumptions were used to estimate the fair value of significant assets and liabilities at December 31, 2001:

Cash and cash equivalents, receivables, inventories, other current assets, and accounts payable and accrued liabilities: The carrying amounts, which reflected provisions for uncollectible amounts and for inventory obsolescence, approximated fair value because of the short term to maturity of these current assets and liabilities.

Pre-need funeral and cemetery contracts: For funeral and cemetery customer receivables, the fair value was determined as the present value of expected future cash flows discounted at the interest rate offered by the Company, which approximated market rates for loans of similar terms to customers with comparable credit risk. For amounts receivable from funeral and cemetery trusts, the fair value was based on quoted market prices of the underlying investments. Amounts receivable from third-party insurance companies were based on the face value of the policy plus accumulated annual insurance benefits. Pre-need funeral and cemetery contracts were recorded net of allowances for expected cancellations and refunds.

Cemetery property: For developed land and undeveloped land, the fair value was estimated by discounting cash flows from the expected future sales of cemetery land, reduced by a reasonable profit margin. A maximum term of 30 years was assumed in determining projected sales revenue. Portions of the Company's cemetery land are situated in areas that could not be developed due to geographic or

NOTE 2. BASIS OF PRESENTATION (Continued)

regulatory restrictions. Such cemetery land, together with portions of land that were not required for sales during the next 30 years and for which the Company had no plan to sell, were assigned a fair value of zero. For mausoleums and lawn crypts, the fair value was based on the replacement cost for similar inventory. It is possible that the Company's future operations in the near term may result in recoveries on excess land sales that are different than those assumed in the estimates.

Insurance invested assets and insurance policy liabilities: Insurance invested assets were stated at market based on quoted market prices. Policy liabilities were estimated and, together with future premiums and investment income, were considered to be sufficient to pay future benefits, dividends and expenses on insurance and annuity contracts. For traditional products, insurance policy liabilities were computed using the net level premium method based on estimated investment yields, withdrawals, mortality and other assumptions that were appropriate at the time that the policies were issued or, for policies acquired through acquisition, such assumptions were as of the purchase date. Estimates used were based on the Company's experience, as adjusted to provide for possible adverse deviation. Future policy benefits on investment-type contracts reflected the account value before applicable surrender charges.

Long-term debt: The fair value of the Company's long-term debt was estimated by discounting the future cash flows of each instrument at rates for similar debt instruments of comparable maturities.

Deferred pre-need funeral and cemetery contract revenue: The fair value of deferred funeral and cemetery contract revenue was based on the larger of, as applicable, (i) the amount refundable to the customer, if the contract was written in a jurisdiction requiring refunds upon request by the customer or upon cancellation for non-payment; (ii) the amount of an insurance policy representing the face value and accumulated annual insurance benefits; or (iii) the present value of the projected future cost to outsource the fulfillment of the pre-need obligation, based on the estimated outsourcing cost and mortality, inflation and interest rate assumptions. It is possible deferred pre-need funeral and cemetery contract revenue could change materially in the near term as a result of actual servicing and cancellation experience.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies and operations controlled by the Company through sales and management agreements. All subsidiaries are wholly owned, except for a few companies with small minority interests.

All significant intercompany balances have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could significantly differ from those estimates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Funeral operations

Sales of at-need funeral services are recorded as revenue when the service is performed.

Pre-need funeral services contracts provide for future funeral services, generally determined by prices prevailing at the time the contract is signed. The payments made under the contract, in part, are either placed in trust or are used to pay the premiums of life insurance policies under which the Company is designated as beneficiary. Pre-need funeral services contract amounts, together with related trust fund investment earnings and annual insurance benefits, are deferred until the service is performed. The Company estimates that trust fund investment earnings and annual insurance benefits exceed the increase in cost over time of providing the related services.

Selling costs related to the sale of pre-need funeral services are expensed in the period incurred.

Cemetery operations

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("FAS No. 66"). Accordingly, provided certain collectibility criteria are met, pre-need cemetery interment right sales of developed cemetery property are recognized when a specified minimum percentage of the sales price has been collected, while pre-need cemetery interment right sales of undeveloped cemetery property are deferred and revenue is recognized on a percentage of completion basis. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual or endowment care trusts. Earnings of perpetual or endowment care trusts are recognized in current cemetery revenue and are used to help defray the maintenance costs of cemeteries, which are expensed as incurred. The principal of these perpetual or endowment care trusts cannot be withdrawn by the Company, and therefore is not included in the Company's consolidated financial statements.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Company's consolidated financial statements. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Interest is imputed at a market rate for financed pre-need cemetery contracts that do not bear a market rate of interest.

Insurance operations

For traditional life and participating life products, premiums are recognized as revenue when due from policyholders. Benefits and expenses are associated with earned premiums to result in recognition of

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges. Policy account balances for annuities represent the deposits received plus accumulated interest less applicable accumulated administrative fees.

Investment income, net of investment expenses, and realized gains and losses related to insurance invested assets are included within revenues.

To the extent recoverable, certain costs of acquiring new insurance business have been deferred. Such costs consist of first-year commissions in excess of renewal rates, related fringe benefit costs, and direct underwriting and issuance costs.

The deferred policy acquisition costs on traditional life products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation on maintenance and settlement expenses.

Also, the present value of future profits of acquired insurance business in force is amortized over the expected premium-paying period of the policies acquired.

Cash and cash equivalents

Cash and cash equivalents include cash and term deposits with a term to maturity at acquisition of less than or equal to 90 days.

Inventories

Inventories are carried at the lower of cost, determined primarily on a specific identification basis or a first-in first-out basis, and net realizable value.

Cemetery property

Cemetery property, including capitalized interest, consists of developed plots, lawn crypts, mausoleums or niches and undeveloped land, and is valued at average cost. Amounts are expensed as revenue from sales of cemetery property is recognized.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	10 to 40 years
Automobiles	2 to 6 years
Furniture, fixtures and equipment	10 years
Computer hardware and software	3 to 6 years
Leasehold improvements	Over the term of the lease or life of the asset, if shorter

Goodwill and intangible assets

Goodwill, resulting from reorganization value in excess of identifiable net assets and purchase acquisitions, is not amortized, but tested annually for impairment. The Company's reporting units for goodwill are its reportable funeral and cemetery operating segments, and its two insurance reporting units.

Identifiable intangible assets consist of deferred insurance policy acquisition costs, present value of future insurance business profits and acquired key employee covenants not to compete, which are amortized over their respective useful lives using a method reflecting the pattern in which such assets are consumed.

Financial instruments

Financial instruments that potentially subject the Company to concentrations of credit or collection risk principally consist of cash and cash equivalents, customer receivables and receivables from trust and insurance companies presented on the balance sheets in pre-need funeral and cemetery contracts.

The Company maintains its cash and cash equivalents with various financial institutions. As at December 28, 2002, the Company had approximately $16,984,000 (2001 — $70,000,000) of cash and cash equivalents at two financial institutions.

Concentrations of credit risk with respect to customer receivables are minimal, due to the low dollar amount of each receivable, the large number of customers and the large dispersion of the receivables across many geographic areas.

Receivables from trust and insurance companies represent customer payments on pre-need funeral contracts and pre-need cemetery contracts that are placed into state regulated trusts or used to pay premiums on life insurance contracts, generally do not subject the Company to significant collection risk. Insurance funded contracts are subject to supervision by state insurance departments and are protected in the majority of states by insurance guaranty acts. In addition, funds placed into certain state regulated trusts are limited to federally insured deposits and or U.S. Government bonds. The Company's policies with respect to trust fund investments are specifically designed such that investments are diversified primarily in cash, fixed income and equity securities and are maintained with various high quality and reputable counterparties, as well as to minimize concentrations of credit risk by not maintaining disproportionately large balances in any one financial counterparty.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A summary of the cost and fair values of financial instruments is as follows:

	December 28, 2002		December 31, 2001	
	Cost	Fair Value	Cost	Fair Value
Amounts receivable from funeral trusts (see Note 4)	$ 373,561	$ 369,825	$ 373,715	$ 373,715
Amounts receivable from cemetery trusts (see Note 5)	376,327	362,996	387,418	387,418
Long-term debt (see Note 6)	759,670	713,279	835,648	835,648
Insurance invested assets (see Note 7)	405,413	405,413	339,797	339,797
	$1,914,971	$1,851,513	$1,936,578	$1,936,578

The carrying amount of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these instruments.

Stock option plan

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123," ("FAS No. 148"), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. However, as allowed by FAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described below, and has adopted the disclosure requirements of FAS No. 123 and FAS No. 148.

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Any compensation expense recorded is charged against operations over the service period, which generally matches the option vesting period. No stock-based employee compensation cost is recorded for the 52 weeks ended December 28, 2002, as all options granted under the Company's stock option plan had an exercise price equal to or greater than the market value of the underlying Common stock on the grant date. The following table illustrates the effect on net loss and net

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

loss per share, if the Company had applied the fair value recognition provisions of FAS No. 123 to stock-based employee compensation.

	52 Weeks Ended December 28, 2002
Net loss, as reported	$(233,744)
Total stock-based employee compensation expense determined under fair value-based method, net of tax	(3,571)
Pro forma net loss	$(237,315)
Net loss per common share:	
Basic and diluted, as reported	$ (5.86)
Basic and diluted, pro forma	$ (5.95)

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent recoverability of the asset cannot be considered to be more likely than not.

In accordance with the principles of fresh start reporting, any future reduction of valuation allowances established at the Effective Date will reduce goodwill established at the Effective Date or, if such goodwill has been reduced to zero, increase capital in excess of par value.

Foreign currency translation

The assets and liabilities of the Company's foreign subsidiaries, which have a functional currency other than the U.S. dollar, are translated into U. S. dollars at the rates of exchange as at the balance sheet date, and revenue and expenses are translated at the average rates of exchange for the periods of operation. The net gains or losses arising from the translations are included in stockholders' equity as a component of accumulated other comprehensive income in the consolidated statement of stockholders' equity.

Change in fiscal year

On March 6, 2002, the Board of Directors of the Company approved a change in the Company's fiscal year end from December 31 to the Saturday nearest to December 31 in each year (whether before or after such date). This change is effective for fiscal year 2002, which ended on December 28, 2002.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In connection with the change in fiscal year end, the Company also realigned its fiscal quarters. In fiscal 2002, the first, second and fourth fiscal quarters each consisted of 12 weeks and the third fiscal quarter consisted of 16 weeks.

In order to cause the fourth fiscal quarter to end on the same day as the fiscal year, as described above, the fourth fiscal quarter will consist of 13 weeks in certain years.

Comparibility

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

Recent accounting standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"). FAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company believes that the adoption of FAS No. 143 will have no material impact on its financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("FAS No. 145"). As a result of the rescission of Statement of Financial Accounting Standards No. 4 and 64, gains and losses from extinguishments of debt are to be accounted for under the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS No. 145 also rescinds Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers." FAS No. 145 amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. FAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company believes that the adoption of FAS No. 145 will have no material impact on its financial condition or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that on adoption, FAS No. 146 will have no material impact on its financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 clarifies the requirements of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions of FIN No. 45 for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has considered the disclosure requirements of FIN No. 45 in the preparation of these consolidated financial statements. The Company does not currently believe that it has outstanding instruments that, if they had been subject to the measurement provisions of FIN No. 45, would have materially impacted its reported financial condition or results of operations.

In December 2002, the FASB issued FAS No. 148. FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of FAS No. 148 and has presented the pro forma effects of FAS No. 123 for the 52 weeks ended December 28, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period. Although the Company is continuing to consider the implications of FIN No. 46, it currently believes that the adoption of FIN No. 46 will have no material impact on its financial condition or results of operations.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 4. PRE-NEED FUNERAL ACTIVITIES

The balance in pre-need funeral contracts represents customer receivables, amounts due from trust funds and third-party insurance companies related to unperformed, price-guaranteed, pre-need funeral contracts. The components of pre-need funeral contracts in the consolidated balance sheets are as follows:

	December 28, 2002	December 31, 2001
Customer receivables	$ 49,592	$ 52,486
Amounts receivable from funeral trusts	373,561	373,715
Amounts receivable from third-party insurance companies	735,831	742,826
Allowance for contract cancellations and refunds	(156,383)	(158,381)
Amounts receivable related to insurance policies in force with subsidiary insurance company	155,733	120,346
Total value of pre-need funeral contracts	1,158,334	1,130,992
Less: amounts receivable related to insurance policies in force with subsidiary insurance company	(155,733)	(120,346)
Pre-need funeral contracts	$1,002,601	$1,010,646

For pre-need funeral contract sales, an allowance for cancellations and refunds is provided at the date of sale based on management's best estimates and is offset by an allowance against deferred pre-need funeral contract revenue.

The activities in deferred pre-need funeral contract revenue were as follows:

	52 Weeks Ended December 28, 2002
Deferred pre-need funeral contract revenue:	
Beginning balance	$1,018,236
Sales, net of cancellations	75,071
Maturities	(95,812)
Net increase in insurance benefits from third party insurance companies and deferred earnings realized on funeral trust balances	17,839
Change in cancellation reserve	540
Dispositions and other	(19,093)
Ending balance	$ 996,781

Amounts receivable from funeral trusts represents a portion of the proceeds from the sale of pre-need funeral services, deposited in accordance with state and provincial trusting laws with various financial institutions, together with accrued earnings. The Company will recognize and generally receive these

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 4. PRE-NEED FUNERAL ACTIVITIES (Continued)

amounts when the funeral service is performed. The cost and fair values (which are based on quoted market prices of the underlying securities) of the amounts receivable from funeral trusts are as follows:

	December 28, 2002		December 31, 2001	
	Cost	Fair Value	Cost	Fair Value
Short-term investments	$148,147	$146,665	$153,585	$153,585
Fixed maturities	127,747	126,470	124,387	124,387
Equity securities	44,463	44,018	49,160	49,160
Other	53,203	52,671	46,583	46,583
	$373,561	$369,825	$373,715	$373,715

It is not practicable to estimate the fair value of customer receivables, because of the large number of individual contracts, which generally have terms of one to seven years and contractual or imputed interest rates ranging from 9.00% to 12.75% per annum.

NOTE 5. PRE-NEED CEMETERY ACTIVITIES

Pre-need cemetery contracts

The balance in pre-need cemetery contracts represents customer receivables for cemetery interment rights, and cemetery merchandise and services, and amounts due from trust funds related to unfulfilled, price-guaranteed, pre-need cemetery contracts. The components of pre-need cemetery contracts in the consolidated balance sheets are as follows:

	December 28, 2002	December 31, 2001
Customer receivables	$106,750	$137,912
Unearned finance income	(9,945)	(12,802)
Amounts receivable from cemetery trusts	376,327	387,418
Allowance for contract cancellations and refunds	(25,796)	(31,556)
	$447,336	$480,972

For pre-need cemetery contract sales, other than sales of pre-need cemetery interment rights, which are recognized in accordance with FAS No. 66, an allowance for cancellations and refunds is provided at the date of sale based on management's best estimates and is offset by an allowance against deferred pre-need cemetery contract revenue. For sales of pre-need cemetery interment rights, an allowance is provided at the time of sale.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 5. PRE-NEED CEMETERY ACTIVITIES (Continued)

The customer receivables as at December 28, 2002, are expected to mature as follows:

	End of Fiscal Year
2003	$ 50,248
2004	29,541
2005	15,269
2006	6,631
2007	2,920
Thereafter	2,141
Ending balance	$106,750

The activities in deferred pre-need cemetery contract revenue were as follows:

	52 Weeks Ended December 28, 2002
Deferred pre-need cemetery contract revenue:	
Beginning balance	$350,884
Sales, net of cancellations	87,136
Dispositions	(22,276)
Maturities	(80,849)
Earnings realized on amounts receivable from cemetery trusts and deferred	5,196
Change in cancellation reserve	(3,258)
Ending balance	$336,833

Amounts receivable from cemetery trusts represents a portion of the proceeds from the sale of pre-need merchandise and services, deposited in accordance with state and provincial trusting laws with various financial institutions, together with accrued earnings. The Company will recognize and generally receive these amounts when the merchandise is delivered or service is performed. The cost and fair values (which are based on quoted market prices of the underlying securities) of the amounts receivable from cemetery trusts (net of taxes payable by the trusts) are as follows:

	December 28, 2002		December 31, 2001	
	Cost	Fair Value	Cost	Fair Value
Short-term investments	$ 38,566	$ 37,200	$ 50,364	$ 50,364
Fixed maturities	210,197	202,751	228,577	228,577
Equity securities	127,564	123,045	108,477	108,477
	$376,327	$362,996	$387,418	$387,418

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 5. PRE-NEED CEMETERY ACTIVITIES (Continued)

It is not practicable to estimate the fair value of customer receivables, because of the large number of individual contracts, which generally have terms of one to seven years and contractual or imputed interest rates ranging from 9.00% to 12.75% per annum.

Perpetual care trusts

The perpetual care trust funds are not included in the Company's consolidated balance sheets, as the principal of these trusts cannot be withdrawn by the Company. The carrying value of the trust investments was $274,443,000 and $259,520,000 at December 28, 2002, and December 31, 2001, respectively.

Investment earnings of perpetual care trust funds are recognized in cemetery revenue when realized and are used to help defray the maintenance costs of cemeteries, which are expensed as incurred.

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following:

	December 28, 2002				December 31, 2001		
	Parent Company Alderwoods Group	Rose Hills Company	Alderwoods Group Consolidated	Fair Values	Parent Company Alderwoods Group	Rose Hills Company	Alderwoods Group Consolidated
Credit facility (a)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Bank credit agreement (b)	—	52,642	52,642	52,642	—	61,581	61,581
11.00% Senior secured notes due in 2007 (c)	235,000	—	235,000	234,413	250,000	—	250,000
9.50% Senior subordinated notes due in 2004 (d)	—	77,800	77,800	72,800	—	76,800	76,800
12.25% Senior unsecured notes due in 2004 (e)	—	—	—	—	49,599	—	49,599
12.25% Senior unsecured notes due in 2009 (f)	330,000	—	330,000	297,000	330,000	—	330,000
12.25% Convertible subordinated notes due in 2012 (g)	32,779	—	32,779	24,975	33,679	—	33,679
Promissory notes and capitalized obligations, certain of which are secured by assets of certain subsidiaries	30,240	1,209	31,449	31,449	32,251	1,738	33,989
	628,019	131,651	759,670	713,279	695,529	140,119	835,648
Less, current maturities of long-term debt	37,302	53,306	90,608	—	7,698	9,698	17,396
	$590,717	$ 78,345	$669,062	$713,279	$687,831	$130,421	$818,252

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

At December 28, 2002, the fair value of long-term debt was estimated based on quoted market prices, where applicable, and discounted future cash flows of each instrument at rates for similar debt instruments of comparable maturities. At December 31, 2001, the long-term debt carrying values were equal to their fair values, as a result of the application of fresh start reporting.

(a) On January 2, 2002, the Company entered into an exit financing facility (the "Credit Facility"). The Credit Facility has a maximum availability of the lesser of $75,000,000 (including $35,000,000 in the form of letters of credit) or an amount (determined pursuant to a borrowing base calculation) equal to the sum of (a) 80% of eligible accounts receivable plus (b) the lesser of (i) 50% of the value of eligible inventory and (ii) $15,000,000 plus (c) the lesser of (i) 25% of the book value of real property on which the collateral agent for the lenders has a first priority mortgage and (ii) $40,000,000. The Credit Facility is used primarily to fund the Company's working capital needs and as more fully described below, may be used to repay the subsidiary credit agreement described below, and bears interest at a rate per annum equal to the J.P. Morgan Chase & Co. prime rate (1.5625% at December 28, 2002), plus 1% or, at the Company's option, LIBOR (1.4% at December 28, 2002), plus 2.5%. A fee of 2.5% is charged on letters of credit and a commitment fee of 0.50% is charged on the unused portion of the Credit Facility. Material covenants include a requirement to maintain a minimum tangible net worth, required earnings before interest, taxes, and depreciation and amortization to a fixed charge coverage ratio, and a yearly maximum on capital expenditures. The Credit Facility is secured by specified real property, and substantially all personal property of the Company and specified subsidiaries.

    On November 14, 2002, the expiry date of the Credit Facility was extended to January 2, 2004. On February 14, 2003, the terms of the Credit Facility were further amended to allow the Company to draw up to $30,000,000 (the "Rose Hills Special Advance") from the Credit Facility for the purpose of assisting in the repayment of the principal amount of $52,642,000 outstanding under Rose Hills' bank credit agreement (as discussed below in (b)). In addition, the amendment provided that while any amount under the Rose Hills Special Advance is outstanding, the Company requires lender approval to borrow any other amount from the Credit Facility, the aggregate amount outstanding under letters of credit may not exceed $14,000,000 and the Credit Facility will be additionally secured by specified personal and real property of Rose Hills and its subsidiaries. Also, on February 14, 2003, the expiry date of the Credit Facility was further extended to April 30, 2004. As of December 28, 2002, the Company's borrowing base was approximately $70,074,000, less approximately $12,088,000 in outstanding letters of credit.

(b) Subsidiary credit agreement which provides for (1) a senior secured amortization extended term loan facility in an aggregate principal amount of $75,000,000, and (2) a senior secured revolving credit facility in an aggregate principal amount of $10,000,000, which remains undrawn at December 28, 2002. The subsidiary is required to maintain certain defined financial ratios and there are restrictions on the payment of dividends to the Company. The credit agreement bears interest, at the Company's option, at the reference rate of the agent acting on behalf of the financial institutions, plus 2%, or under a Eurodollar option, at a reserve adjusted Eurodollar rate, plus 3%. As of December 28, 2002, interest was charged at a rate of 4.94% on outstanding borrowings under the term loan facility. The Company pays a commitment fee of 0.50% on the

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

unused portion of the revolving credit facility. The subsidiary credit agreement is payable, subject to certain conditions, in the principal amount of approximately $26,321,000 in May 2003, and approximately $26,321,000 in November 2003. The Company expects to use the Rose Hills Special Advance to repay these amounts.

(c) On January 2, 2002, the Company issued 11.00% Senior secured notes, due in 2007. Interest is payable semi-annually on June 15 and December 15. The notes are secured by all personal property (subject to certain restrictions) of the Company and specified subsidiaries, and specified funeral home real property assets of the Company and specified subsidiaries, subordinated to the security interests securing the Credit Facility. The notes are redeemable at any time at the option of the Company at 100% of the stated principal amount, plus accrued and unpaid interest to (but not including) the redemption date. Furthermore, the notes are subject to mandatory redemption in the principal amount of $10,000,000, $20,000,000, $30,000,000, $40,000,000 and $135,000,000, if such amounts are outstanding on January 2, 2003, January 2, 2004, January 3, 2005, January 2, 2006 and January 2, 2007, respectively. On July 25, 2002, the Company completed an optional redemption of $15,000,000 in principal amount, plus accrued interest and, on January 2, 2003, completed a mandatory redemption of $10,000,000 in principal amount, plus accrued interest.

(d) The indenture for the subsidiary 9.5% Senior subordinated notes, due November 15, 2004, with an effective annual interest rate of 11.13%, limits the subsidiary's payment of dividends and repurchase of its common stock, and includes certain other restrictions and limitations on its indebtedness. Interest is payable semi-annually. The security for the notes is subordinate to the prior claims of the bank credit agreement described in note (b), above. The carrying amount is net of an unamortized discount of $2,200,000 (2001 — $3,200,000).

(e) On January 2, 2002, the Company issued 12.25% Senior unsecured notes, due in 2004. Interest was payable semi-annually commencing on June 15, 2002. On April 26, 2002, the notes were redeemed for a total redemption price of $49,599,000, plus accrued interest to (but not including) April 26, 2002.

(f) On January 2, 2002, the Company issued 12.25% Senior unsecured notes, due in 2009. Interest is payable semi-annually on March 15 and September 15. The notes are redeemable on and after January 2, 2005, at the option of the Company, in whole or in part, at a price equal to 106.25% of the stated principal amount if redeemed from January 2, 2005 to January 1, 2006, at a price equal to 103.125% of the stated principal amount if redeemed from January 2, 2006 to January 1, 2007 and at a price equal to 100% of the stated principal amount if redeemed on or after January 2, 2007, plus accrued and unpaid interest to (but not including) the applicable redemption date.

(g) On January 2, 2002, the Company issued 12.25% Convertible subordinated notes, due in 2012, with an effective annual interest rate of 8.6%. Interest is payable semi-annually on March 15 and September 15. The notes are convertible at the holder's option at any time into the Company's Common stock at an initial conversion rate of $17.17 per share, adjusted for subsequent dividends, stock splits and issuance of rights, options and warrants. At December 28, 2002, the conversion rate was $17.17 per share. The carrying amount includes unamortized premium of $8,100,000 (2001 — $9,001,000). The notes are redeemable at the option of the Company, in whole or in part, at 100% of the stated principal amount, plus accrued and unpaid interest to (but

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

not including) the applicable redemption date, provided however, that prior to January 2, 2004, the Company may not optionally redeem the notes unless the then-market price of the Company's Common stock is at least 15% greater than the then-applicable conversion price.

The Credit Facility, 11% Senior secured notes due in 2007, 12.25% Senior unsecured notes due in 2009, and 12.25% Convertible subordinated notes due in 2012, are guaranteed by substantially all of Alderwoods Group's wholly-owned U.S. subsidiaries, other than Rose Hills and its subsidiaries, except as contemplated by the amended Credit Facility as a result of the Rose Hills Special Advance, Alderwoods Group's insurance subsidiaries and other specified excluded subsidiaries. Alderwoods Group, the parent company, has no independent assets or operations, and the guarantees of its guarantor subsidiaries are full and unconditional, and joint and several. There are no cross-guarantees of debt between the Company and Rose Hills or its subsidiaries, except as contemplated by the amended Credit Facility as a result of the Rose Hills Special Advance.

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding 11% Senior unsecured notes due in 2007 and 12.25% Convertible subordinated notes due in 2012, at a price equal to 100% of their stated principal amount, and for the 12.25% Senior unsecured notes due in 2009, at a price equal to 101% of their stated principal amount, plus in each case, accrued and unpaid interest to the applicable repurchase date.

The Credit Facility and the indentures governing the 11% Senior unsecured notes due in 2007, 12.25% Senior unsecured notes due in 2009 and 12.25% Convertible subordinated notes due in 2012 prohibit the Company from consummating certain asset sales unless: (a) consideration at least equal to fair market value is received; and (b) except with respect to specified assets, not less than 75% of the consideration for the asset sale is paid in cash. Within 270 days of the receipt of net proceeds from any such asset sale, the Company will be obligated to apply such net proceeds at its option (or as otherwise required) as follows: (a) to pay the Credit Facility and permanently reduce commitments with respect thereto, or (b) to make capital expenditures or acquisitions of other assets in the same line of business as the Company or specified subsidiaries or businesses related thereto. To the extent the Company receives net proceeds from any such asset sale not applied in accordance with the immediately preceding sentence in excess of certain thresholds, the Company must offer to purchase 11% Senior unsecured notes due in 2007, 12.25% Senior unsecured notes due in 2009 or 12.25% Convertible subordinated notes due in 2012 (in that order) with such excess proceeds.

Material covenants under the indentures governing the 11% Senior unsecured notes due in 2007, 12.25% Senior unsecured notes due in 2009 and 12.25% Convertible subordinated notes due in 2012 include restrictions placed on the Company and specified subsidiaries to incur additional indebtedness, pay dividends, repay subordinate or junior indebtedness, and encumber property or assets.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

Maturities of long-term debt principal are as follows:

	End of Fiscal Year
2003	$ 90,608
2004	91,190
2005	34,190
2006	42,463
2007	137,164
Thereafter	358,155
	$753,770

NOTE 7. INSURANCE ACTIVITIES

At December 28, 2002, the fair value of insurance operation investments classified as available-for-sale were based on quoted market prices. The carrying values of cash and short-term investments and other investments approximate their fair values, due to their short-term to maturity. At December 31, 2001, insurance operation investments were recorded at fair value as a result of the application of fresh start reporting. Fixed maturity securities are classified as available-for-sale and carried at fair value. Investments in debt securities are evaluated for other than temporary impairments. Other than temporary impairment is reflected in current period income as a realized loss. It is possible that a significant change in economic conditions in the near term could result in losses that could be significant to the Company. Insurance invested assets carrying and fair values consist of the following:

	December 28, 2002	December 31, 2001
Available-for-sale		
Debt securities:		
U.S. Treasury and other Government obligations	$ 59,814	$ 36,579
U.S. state and political subdivisions	13,316	22,575
Corporate	151,263	143,776
Total bonds	224,393	202,930
Collaterized mortgages	73,730	94,301
Mortgaged-backed	61,487	22,503
Asset-backed	17,788	6,012
Total available-for-sale	377,398	325,746
Cash and short-term investments	23,596	9,096
Other	4,419	4,955
	$405,413	$339,797

During the 52 weeks ended December 28, 2002, insurance investments classified as available-for-sale with a cost of $238,969,000 were sold for proceeds of $241,708,000, resulting in $5,258,000 and $2,519,000 of realized gains and losses, respectively.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 7. INSURANCE ACTIVITIES (Continued)

Included in the fair value of insurance investments classified as available-for-sale are $23,410,000 and $188,000 of unrealized gains and losses, respectively.

Maturities of fixed maturity securities, excluding mortgage-backed securities, collateralized mortgage obligations and asset-backed obligations are estimated as follows:

	December 28, 2002	December 31, 2001
Due in one year or less	$ 334	$ 3,316
Due in one to five years	57,142	47,909
Due in five to ten years	69,157	61,521
Thereafter	97,760	90,184
	$224,393	$202,930

NOTE 8. STOCKHOLDERS' EQUITY

Capital stock

The Company is authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.01 per share. No shares of preferred stock were issued as of December 28, 2002, or December 31, 2001.

The Company is authorized to issue 100,000,000 shares of Common stock, with a par value of $0.01 per share. The Company has 179,428 shares of Common stock held in reserve, but unissued, for possible future issuance in connection with certain class 11 claims under the Plan. During the 52 weeks ended December 28, 2002, the Company issued 62,401 shares of Common stock, with an aggregate par value of $624 and capital in excess of par value of $758,000. Pursuant to the Plan, the Company issued 39,878,870 shares of Common stock, with an aggregate par value of $398,789 and capital in excess of par value of $738,953,000, on the Effective Date.

In addition, warrants to purchase 2,992,000 shares of Common stock were issued on the Effective Date. The warrants entitle the holders to purchase, at any time up to January 2, 2007, shares of Common stock at an exercise price of $25.76 per share. The exercise price of the warrants exceeded the fair value of the Company's Common stock on the date of issuance and throughout the 52 weeks ended December 28, 2002, and none of the warrants have been exercised.

Stockholder rights plan

On March 6, 2002, Alderwoods Group's Board of Directors ("Board of Directors") adopted a short-term stockholder rights plan ("Stockholder Rights Plan"). The Stockholder Rights Plan, which has an 18-month term, was not established in response to any pending takeover bid for the Company. In connection with the Stockholder Rights Plan, the Board of Directors, on March 6, 2002, declared a dividend distribution of one right for each share of Common stock. The Company also entered into a rights agreement ("Rights Agreement"), dated as of March 6, 2002, with Wells Fargo Bank, Minnesota, National Association ("Wells Fargo"), whereby Wells Fargo agreed to act as rights agent. The Rights Agreement and a summary description of the rights are available as an exhibit to the Company's report on Form 8-K

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

filed with the SEC on March 13, 2002. The Rights Amendment will expire in September 2003, and no extension or renewal is presently contemplated by the Company.

Stock option plans

On January 2, 2002, the Company implemented the 2002 Equity and Performance Incentive Plan (the "Equity Incentive Plan"). The Company's Board of Directors (or a committee thereof) may determine the awards to be granted under the Equity Incentive Plan. The Equity Incentive Plan provides for grants of stock options, restricted stock, deferred shares and other typical equity incentive awards to the employees and members of the Company's Board of Directors. A total of 4,500,000 shares of Common stock are available for issuance in satisfaction of awards under the Equity Incentive Plan. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Except in certain cases, stock options have 3-year terms and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.

The following is a summary of the total number of outstanding stock options and the maximum number of stock options available for grant:

	Outstanding Options	Weighted Average Exercise Price	Available for Grant
	(thousands)	(dollars per Common share)	(thousands)
Balance at December 31, 2001	—	—	4,500
Granted	3,730	$11.20	(3,730)
Exercised	—	—	—
Cancelled	(260)	12.90	260
Additional shares reserved for issuance	—	—	—
Balance at December 28, 2002	3,470	$11.07	1,030

The following table summarizes information about stock options outstanding at December 28, 2002:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
(dollars per Common share)	(thousands)	(in years)	(dollars per Common share)	(thousands)	(dollars per Common share)
$5.97 — $7.59	1,305	9.49	$ 7.50	275	7.59
$7.60 — $13.23	2,165	9.15	$13.23	495	$13.23
	3,470	9.28	$11.07	770	$11.22

FAS No. 123 requires disclosure of pro forma amounts to reflect the impact as if the Company had elected to adopt the optional fair value expense recognition provisions of FAS No. 123 for its stock option

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

plans. Accordingly, the Company's net loss and loss per Common share would have been increased to the pro forma amounts indicated below for the 52 weeks ended December 28, 2002:

Net loss:	
As reported	$(233,744)
Pro forma, net of tax	$(237,315)
	(dollars per Common share)
Basic and diluted loss:	
As reported	$(5.86)
Pro forma	$(5.95)

The fair value of stock options used to compute the pro forma net loss and loss per Common share disclosures was calculated as of the grant date, using the Black-Scholes option-pricing model with the following assumptions:

Weighted-average assumptions	December 28, 2002
Dividend yield	0.0%
Expected volatility	32.9%
Risk-free interest rate	3.1%
Expected option life in years	3

The weighted average fair value of the Company's stock options, calculated using the Black-Scholes option-pricing model, granted during the 52 weeks ended December 28, 2002, was $2.93 per option.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected price volatility and option life. The expected option life is based on the Predecessor's historical experience as well as the vesting periods and terms of the stock options. The Company uses expected volatility rates, which are based on a combination of the Company's historical volatility rates, plus the historical volatility rates of other companies in the death care industry, trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

NOTE 9. LEGAL CONTINGENCIES

The Loewen Group Inc. et al. v. The United States of America

In October 1998, the Predecessor and Raymond L. Loewen, the then-Chairman and Chief Executive Officer of the Predecessor, filed a claim against the United States government for damages under the arbitration provisions of the North American Free Trade Agreement ("NAFTA"). The claimants contend that they were damaged as a result of breaches by the United States of its obligations under NAFTA in connection with certain litigation in the State of Mississippi entitled *O'Keefe vs. The Loewen Group Inc.*

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 9. LEGAL CONTINGENCIES (Continued)

Specifically, the plaintiffs allege that they were subjected to discrimination, a denial of justice, a denial of the fair and equitable treatment and full protection and security guaranteed by NAFTA and an uncompensated expropriation, all in violation of NAFTA. The NAFTA claims are currently the subject of a pending proceeding before an arbitration panel (the "Arbitration Tribunal") appointed pursuant to the rules of the International Centre for Settlement of Investment Disputes. In January 2001, the Arbitration Tribunal issued a ruling rejecting certain of the U.S. government's jurisdictional challenges and scheduled a hearing on the merits of the NAFTA claims, held on October 15-19, 2001. A motion relating to the jurisdiction of this matter was heard on June 5, 2002. The matter is now pending before the Arbitration Tribunal.

Pursuant to the Plan, the Predecessor, through a series of transactions, transferred to the Company all of its assets, excluding legal title to the NAFTA claims, and transferred to the Company the right to any and all proceeds from the NAFTA claims. In addition, pursuant to the Plan, an undivided 25% interest in the proceeds, if any, of the NAFTA claims as such proceeds may be adjusted as a result of the arbitration contemplated by the letter agreement between the Predecessor and Raymond L. Loewen, dated May 27, 1999 (the "NAFTA Arbitration Agreement"), less (a) any amounts payable under paragraph 3 of the NAFTA Arbitration Agreement and (b) any amounts payable pursuant to the contingency fee letter agreement between Jones, Day, Reavis & Pogue and the Predecessor, dated July 25, 2000, was transferred to a liquidating trust for the benefit of creditors of the Predecessor. Although the Company believes that these actions should not affect the NAFTA claims, the government of the United States, respondent in the NAFTA proceeding, has asserted that these actions have divested the Arbitration Tribunal of jurisdiction over some or all of the claims. The Company does not believe that it is possible at this time to predict the final outcome of this proceeding or to establish a reasonable estimate of the damages, if any, that may be awarded, or the proceeds, if any, that may be received in respect of the NAFTA claims.

Other

The Company is a party to other legal proceedings in the ordinary course of its business, but does not expect the outcome of any other proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Leases

The future annual payments for operating leases with terms greater than one year, primarily for premises, automobiles and office equipment, are as follows:

	End of Fiscal Year			
	Premises	Automobiles	Other	Total
2003	$10,833	$2,142	$581	$13,556
2004	9,602	1,784	411	11,797
2005	6,876	783	348	8,007
2006	4,822	392	310	5,524
2007	3,402	139	29	3,570
Thereafter	19,641	—	19	19,660

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)

In addition to the automobile leases noted in the table above, as at December 28, 2002, the Company leased approximately 1,100 vehicles under a master operating lease agreement, which has a minimum lease term of 12 months. The Company's practice is to continue these leases on a month-to-month basis after the expiry of the minimum lease term. Lease payments for these vehicles are projected to be $7,734,000 in 2003.

Total expense incurred under all operating leases for the 52 weeks ended December 28, 2002, was $23,829,000.

Environmental contingencies and liabilities

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. On a continuing basis, the Company's business practices are designed to assess and evaluate environmental risk and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable.

The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

NOTE 11. RETIREMENT PLANS

The Company has a 401(K) Retirement Savings Plan for United States employees who may defer between 2% and 75% of their eligible compensation. The Company will match 100% of employee contributions to a maximum of 2% of employees' eligible compensation. There are no required future contributions under this plan in respect of past service.

The Company has a Registered Retirement Savings Plan for Canadian employees who may contribute either 3% or 5% of their compensation which is matched by an equal contribution to the plan by the Company on behalf of employees. There are no required future contributions under this plan in respect of past service.

The Company's total expense for these retirement plans for the 52 weeks ended December 28, 2002, was approximately $2,255,000.

NOTE 12. INCOME TAXES

The provision or benefit for income taxes included United States federal income taxes, determined on a consolidated return basis, foreign, state and local income taxes.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 12. INCOME TAXES (Continued)

Loss before income taxes was as follows:

	52 Weeks Ended December 28, 2002
United States	$(238,609)
Foreign	9,825
	$(228,784)

Income tax provision (recovery) consisted of the following:

	52 Weeks Ended December 28, 2001
Current:	
United States	$ (405)
Foreign	(221)
State and local	3,951
	3,325
Deferred:	
United States	1,675
Foreign	(40)
	1,635
Total provision	$4,960

The Company made income tax payments of $10,910,000, excluding income tax refunds of $8,251,000, during the 52 weeks ended December 28, 2002.

The difference between the U.S. federal statutory income tax rate and the effective tax rate was as follows:

	52 Weeks Ended December 28, 2002
U.S. Federal statutory tax rate	(35.0)%
State and local taxes	1.7
Non-deductible goodwill impairment	37.1
Change in valuation allowance on deferred tax assets	2.7
Other	(4.3)
Effective income tax rate	2.2 %

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 12. INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities are as follows:

	December 28, 2002	December 31, 2001
Deferred tax liabilities		
Receivables	$ 5,437	$ —
Property and equipment	74,604	56,938
Pre-need funeral contracts	370,741	212,207
Pre-need cemetery contracts	48,897	66,977
Insurance invested assets	8,236	—
Goodwill	8,016	—
Other	3,433	3,930
Total deferred tax liabilities	519,364	340,052
Deferred tax assets		
Inventories	—	1,222
Cemetery property	76,529	92,274
Receivables	—	20,222
Accounts payable and accrued liabilities	11,762	17,283
Deferred pre-need funeral contract revenue	374,368	215,333
Deferred pre-need cemetery contract revenue	142,506	140,206
Legal settlements	—	6,901
Insurance invested assets	—	3,790
Insurance policy liabilities	12,055	12,445
Covenants not to compete	13,134	15,994
Deferred agency costs	30,946	36,734
Deferred costs related to pre-need funeral contracts	6,186	6,607
Operating and capital loss carryforwards	206,519	40,758
Other	19,308	11,115
Total deferred tax assets before valuation allowance	893,313	620,884
Valuation allowance	(391,045)	(289,582)
Total deferred tax assets after valuation allowance	502,268	331,302
Net deferred tax liabilities	$ 17,096	$ 8,750

Although realization of the Company's net deferred tax assets is not assured, management believes that it is more likely than not that reversals of deferred tax liabilities and the expected profitability of the Company's insurance operations over the next 15 years will provide sufficient taxable income to realize the deferred tax assets after consideration of the valuation allowance. It is possible that the estimated valuation allowance could change in the near term due to matters such as the timing and manner of reversals of deferred tax liabilities, sales of operations and future income or loss. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 12. INCOME TAXES (Continued)

which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a corresponding valuation allowance established on the Effective Date would be treated as a reduction of goodwill established on the Effective Date, with any excess over the value assigned to such goodwill recognized as a capital transaction.

As a result of the Company's emergence from bankruptcy, all federal net operating loss carryforwards of the Company generated prior to emergence and during fiscal 2002, have been eliminated. As a result, the Company's net operating loss carryforwards pertaining to State, local, and foreign jurisdictions will expire as follows:

	End of Fiscal Year
2003	$ 2,845
2004	10,189
2005	24,586
2006	19,076
2007	12,595
Thereafter	352,960
	$422,251

The amount of loss carryforwards reflects the Company's best estimate of the effects that the confirmation and implementation of the Plan will have on the reduction and in some cases elimination of certain net operating loss carryforwards for income tax purposes. These amounts are subject to final determination by taxation authorities. Further, the Company expects its ability to utilize certain net operating losses to offset future Company taxable income in any particular year may be limited because distribution of the Company's Common stock to the Company's creditors pursuant to the Plan has resulted in an ownership change as defined in Section 382 of the Internal Revenue Code. The Company believes that uncertainty exists with respect to future realization of the loss carryforwards and a full valuation allowance has been established for the net operating loss carryforwards.

Deferred tax liabilities are not recognized for basis differences related to investments in foreign subsidiaries that are essentially permanent in duration.

Goodwill that is expected to be deductible for tax purposes at December 28, 2002 is $124,854,000 (2001 — $141,729,000).

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 13. CHANGES IN OTHER NON-CASH BALANCES

Supplemental disclosures related to the statement of cash flows consist of the following:

	52 Weeks Ended December 28, 2002
Decrease (increase) in assets:	
Receivables, net of allowances	
Trade	$ 2,398
Other	4,296
Inventories	4,413
Prepaid expenses	1,148
Pre-need funeral contracts	5,095
Pre-need cemetery contracts	18,086
Cemetery property	(10,140)
Other assets	(6,559)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	(20,428)
Deferred pre-need funeral contract revenue	(13,896)
Deferred pre-need cemetery contract revenue	7,123
Other liabilities	(3,426)
Insurance policy liabilities	2,226
Other changes in non-cash balances	(4,481)
	$(14,145)
Supplemental information:	
Interest paid	$ 74,300
Income taxes paid, net of refunds	2,659
Bad debt expense	5,978
Non-cash investing and financing activities:	
Stock issued in connection with Predecessor's key employee retention plan	262
Stock issued as compensation in lieu of cash	496
Capital leases entered into	839

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 14. SUPPLEMENTARY FINANCIAL INFORMATION

A summary of certain balance sheet accounts is as follows:

	December 28, 2002	December 31, 2001
Receivables, net of allowances:		
Customer receivables	$ 62,377	$ 81,202
Allowance for doubtful accounts	(9,961)	(26,291)
Other	13,580	19,041
	$ 65,996	$ 73,952
Cemetery property:		
Developed land and lawn crypts	$ 45,162	$ 48,531
Undeveloped land	31,795	30,939
Mausoleums	73,254	72,297
	$150,211	$151,767
Property and equipment:		
Land	$195,575	$195,620
Buildings and improvements	382,979	378,754
Automobiles	16,451	15,128
Furniture, fixtures and equipment	43,700	38,705
Computer hardware and software	11,472	9,028
Accumulated depreciation and amortization	(29,962)	—
	$620,215	$637,235
Other assets:		
Intangible assets	$ 29,922	$ 29,485
Notes receivable	3,767	7,237
Other	10,269	37,783
	$ 43,958	$ 74,505
Accounts payable and accrued liabilities:		
Trade payables	$ 24,280	$ 17,902
Interest	15,597	4,085
Accrued liabilities	38,560	25,970
Accrued insurance	13,635	11,165
Accrued taxes	33,595	33,367
Reorganization costs	26,289	57,104
Other	11,839	35,833
	$163,795	$185,426

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 14. SUPPLEMENTARY FINANCIAL INFORMATION (Continued)

	December 28, 2002	December 31, 2001
Other liabilities:		
Perpetual care liability	$ 13,085	$ 18,421
Notes payable	6,921	25,311
Other	4,354	—
	$ 24,360	$ 43,732
Reorganization costs activity:		
Beginning balance	$ 57,104	$ —
Additions or adjustments	7,594	57,104
Payments	(38,409)	—
Ending balance	$ 26,289	$ 57,104

NOTE 15. GOODWILL

FAS No. 142 requires that goodwill be reviewed for impairment annually, as well as upon the occurrence of certain events that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under FAS No. 142, goodwill impairment is deemed to exist, and must then be further assessed, if a reporting unit's carrying amount exceeds its estimated fair value. The Company's reporting units are funeral, cemetery and insurance, which are consistent with the Company's operating segments. All of the Company's goodwill is recorded in the funeral reporting unit. In accordance with FAS No. 142, the Company undertook its annual goodwill impairment review during the 16 weeks ended October 5, 2002, and, as a result, a goodwill impairment provision of $242,204,000 for the funeral reporting unit was recorded for the 52 weeks ended December 28, 2002. In calculating the goodwill impairment provision, the fair value of the funeral reporting unit was determined by independent advisors using a discounted cash flow valuation methodology with a discount rate, comparable with other enterprises in the death care industry, adjusted for risks associated with differences in company size, certain characteristics specific to the Company and cash flow projection risk. The methods used to fair value the identifiable assets and liabilities were consistent with the methods used at "fresh start."

The funeral reporting unit goodwill impairment provision was primarily the result of a reduction of the projected financial results used in the valuation of the funeral reporting unit compared to those used during the reorganization process and the determination of reorganization value as set forth in the Plan. The financial projections were reduced principally due to actual 2002 operating results. The lower valuation was also affected by the decline in the economy generally, as well as the decline in funeral industry-specific market values.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 15. GOODWILL (Continued)

The changes in the carrying amount of goodwill for the 52 weeks ended December 28, 2002, are as follows:

	Funeral Reporting Unit
Balance, as of January 1, 2002	$ 565,838
Goodwill acquired during the period	1,181
Other, primarily adjustments to fresh start reporting amounts	10,964
Provision for impairment	(242,204)
Balance, as of December 28, 2002	$ 335,779

NOTE 16. SEGMENT REPORTING

The Company's reportable segments are comprised of the three businesses it operates, each of which offers different products and services: funeral homes, cemeteries and insurance (see Note 1).

The Company sells primarily to external customers, though any intersegment sales or transfers occur at market price. The Company evaluates performance based on income from operations of the respective businesses.

	Funeral	Cemetery	Insurance	Other	Consolidated
Revenue earned from external sales:					
52 weeks ended December 28, 2002	$ 530,562	$182,839	$120,052	$ —	$ 833,453
Earnings (loss) from operations:					
52 weeks ended December 28, 2002	$ (137,231)	$ 10,546	$ 20,965	$ (43,188)	$ (148,908)
Depreciation and amortization:					
52 weeks ended December 28, 2002	$ 26,467	$ 14,686	$ 388	$ 1,978	$ 43,519
Total assets:					
December 28, 2002	$1,877,336	$769,659	$442,617	$ 80,437	$3,170,049
December 31, 2001	2,214,514	750,896	382,970	154,723	3,503,103
Goodwill:					
December 28, 2002	$ 335,779	$ —	$ —	$ —	$ 335,779
December 31, 2001	565,838	$ —	$ —	$ —	565,838
Purchase of property and equipment:					
52 weeks ended December 28, 2002	$ 21,022	$ 1,125	$ 286	$ 1,880	$ 24,313

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 16. SEGMENT REPORTING (Continued)

The following table reconciles earnings from operations of reportable segments to total earnings (loss) and identifies the components of "Other" segment earnings from operations:

	52 Weeks Ended December 28, 2002
Loss from operations of funeral, cemetery and insurance segments	$(105,720)
Other expenses of operations:	
General and administrative expenses	(43,188)
Total loss from operations	$(148,908)

The following table reconciles total assets of reportable segments and details the components of "Other" segment assets, which is mainly comprised of corporate assets:

	December 28, 2002	December 31, 2001
Total assets of funeral, cemetery and insurance segments	$3,089,612	$3,348,380
"Other" assets includes:		
Cash	37,158	89,288
Receivables	8,331	11,486
Prepaid expenses	21,040	22,271
Property and equipment	6,895	9,545
Other	7,013	22,133
	$3,170,049	$3,503,103

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 16. SEGMENT REPORTING (Continued)

The Company operates principally in the United States and also has operations in Canada and the United Kingdom. The following tables depict the revenue earned and the long-lived assets held in the reportable geographic segments.

	52 Weeks Ended December 28, 2002
Revenue:	
United States	$772,992
Canada	48,475
United Kingdom and other	11,986
	$833,453

	December 28, 2002	December 31, 2001
Property and equipment and cemetery property:		
United States	$699,062	$719,558
Canada	67,416	66,807
United Kingdom and other	3,948	2,637
	$770,426	$789,002

NOTE 17. IMPAIRMENT OF ASSETS

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), the Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable. FAS No. 144 requires that long-lived assets to be held and used be recorded at the lower of carrying amount or fair value. Long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair value, less estimated cost to sell.

During the 52 weeks ended December 28, 2002, the Company identified eight additional funeral homes and 36 additional cemeteries as probable for sale, but not sold as at December 28, 2002, as they do not meet the Company's future geographic and strategic objectives. In addition, of the remaining funeral homes and cemeteries that were previously identified by the Predecessor as probable for sale during its reorganization proceedings, 14 funeral homes and 26 cemeteries either had signed agreements for sale or were being negotiated for sale at December 28, 2002. The carrying amount of these 22 funeral homes and 62 cemeteries was approximately $20,088,000, and the fair market value, less estimated costs to sell, was approximately $16,805,000. The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. As a result, a pre-tax long-lived asset impairment provision of $3,283,000 was recorded during the 52 weeks ended December 28, 2002. These funeral homes had revenues and costs of $3,828,000 and $4,423,000, respectively, and these cemeteries had revenues and costs of $11,702,000 and $12,926,000, respectively, for the 52 weeks ended December 28, 2002.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 17. IMPAIRMENT OF ASSETS (Continued)

The asset impairment provision was based on management estimates. As a result, actual results could differ significantly from these estimates.

NOTE 18. LOSS PER SHARE

The basic and diluted loss per share computations for net loss were as follows:

	52 Weeks Ended December 28, 2002
Loss (numerator):	
Net loss attributable to Common stockholders	$(233,744)
Shares (denominator):	
Basic and diluted weighted average number of shares of Common stock outstanding (thousands)	39,916

Employee and director stock options to purchase 3,470,000 shares of Common stock, and shares reserved for issuance pursuant to the 12.25% Convertible subordinated notes, due in 2012, were not included in the computation of diluted loss per share, because they were anti-dilutive.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 19. FRESH START REPORTING ADJUSTMENTS

The Predecessor's balance sheet, the effects of the debt discharge, the effects of fresh start reporting and other adjustments, the acquisition of Rose Hills and resulting fresh start balance sheet of the Company at December 31, 2001, are presented below.

	December 31, 2001 Adjustments to Record Confirmation of the Plan				
	Predecessor	Debt discharge (b)	Fresh start and other adjustments (c)	Acquisition of Rose Hills (d)	Alderwoods Group, Inc.
ASSETS					
Current assets					
Cash and cash equivalents	$ 257,492	$ (163,570)(a)	$	$ 7,639	$ 101,561
Receivables, net of allowances	62,613		(1,471)	12,810	73,952
Inventories	30,300		(4,004)	939	27,235
Other	22,607			738	23,345
	373,012	(163,570)	(5,475)	22,126	226,093
Pre-need funeral contracts (f)	361,004		476,306	173,336	1,010,646
Pre-need cemetery contracts	466,102		(2,208)	17,078	480,972
Cemetery property (f)	704,077		(588,388)	36,078	151,767
Property and equipment	624,321		(70,860)	83,774	637,235
Insurance invested assets	338,762		1,035		339,797
Deferred tax assets	478		7,640	8,132	16,250
Names and reputations	559,299		(559,299)		—
Goodwill (e)	—		498,453	67,385	565,838
Other assets	52,249		19,721	2,535	74,505
	$ 3,479,304	$ (163,570)	$ (223,075)	$410,444	$3,503,103
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 173,348	$ (827)	$ (125)	$ 13,030	$ 185,426
Current maturities of long-term debt	13,125	(688)	(4,739)	9,698	17,396
	186,473	(1,515)	(4,864)	22,728	202,822
Long-term debt	35,193	663,278	(10,640)	130,421	818,252
Deferred pre-need funeral contract revenue (f)	432,106		414,075	172,055	1,018,236
Deferred pre-need cemetery contract revenue (f)	782,317		(440,299)	8,866	350,884
Insurance policy liabilities	270,409		34,416		304,825
Deferred tax liabilities	1,845		18,528	4,627	25,000
Other liabilities	231,500	(234,439)	(25,076)	71,747	43,732
	1,939,843	427,324	(13,860)	410,444	2,763,751
Liabilities subject to compromise	2,289,202	(2,289,202)			—
	4,229,045	(1,861,878)	(13,860)	410,444	2,763,751
Stockholders' equity					
Preferred stock (g)	157,144		(157,144)		—
Common stock (g)	1,302,819	399	(1,302,819)		399
Capital in excess of par value	—	738,953			738,953
Deficit (g)	(2,190,784)	958,956	1,231,828		—
Accumulated other comprehensive loss	(18,920)		18,920		—
	(749,741)	1,698,308	(209,215)	—	739,352
	$ 3,479,304	$ (163,570)	$ (223,075)	$410,444	$3,503,103

(a) Reflects the payment at emergence of (i) payments pursuant to the Plan, and (ii) payments of administrative and convenience claims. Such amounts include amounts placed on deposit with a disbursement agent for distribution to creditors.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 19. FRESH START REPORTING ADJUSTMENTS (Continued)

(b) Reflects the distribution of a combination of cash, new debt, Warrants and Common Stock pursuant to the Plan in respect of certain claims.

(c) Reflects the write off of the excess of cost over the net assets acquired in previous acquisitions and adjustments of the Predecessor's identifiable assets to fair value in accordance with fresh start reporting.

(d) Reflects the consolidation of Rose Hills as a result of its acquisition by the Company in satisfaction of certain administrative claims pursuant to the Plan.

(e) Reflects the reorganization value in excess of amounts allocable to identifiable assets in accordance with fresh start reporting.

(f) Reflects in the fresh start and other adjustments the adoption of accounting policies and presentation adopted by the Company, which affected certain assets and liabilities approximately as follows: pre-need funeral contracts $490 million and deferred pre-need funeral contract revenue $500 million; cemetery property $23 million and deferred pre-need cemetery contract revenue $108 million.

(g) Reflects the establishment of Alderwoods Group's stockholders' equity based on the value of Common Stock and Warrants issued pursuant to the Plan.

NOTE 20. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
52 Weeks Ended December 28, 2002:				
Revenue	$199,641	$189,593	$240,525	$203,694
Gross profit	42,563	35,766	26,445	34,993
Net income (loss)	7,111	1,703	(254,215)	11,657
Basic and diluted income (loss) per Common share (in dollars)	$ 0.18	$ 0.04	$ (6.37)	$ 0.29

NOTE 21. SUBSEQUENT EVENTS

On January 2, 2003, the Company completed a mandatory redemption of $10,000,000 in principal amount, plus accrued interest, of its 11.00% Senior secured notes, due in 2007.

On February 14, 2003, the terms of the Credit Facility were amended to allow the Company to draw up to $30,000,000 from the Credit Facility for the purpose of assisting in the repayment of the principal amount of $52,642,000 outstanding under Rose Hills' bank credit agreement. In addition, the amendment provided that while any amount under the Rose Hills Special Advance is outstanding, the Company requires lender approval to borrow any other amount from the Credit Facility, the aggregate amount outstanding under letters of credit may not exceed $14,000,000 and the Credit facility will be additionally secured by specified real property of Rose Hills. Also, on February 14, 2003, the expiry date of the Credit Facility was extended to April 30, 2004.

In February 2003, the Company identified two additional funeral homes and 16 additional cemeteries with net assets of approximately $14,466,000, as probable for sale, as they do not meet the Company's future geographic and strategic objectives. The Company has not yet determined the estimated proceeds from the expected sale of these funeral homes and cemeteries.


2002
annual
summary



Alderwoods Group, Inc. is the second largest provider of funeral and cemetery services in North America. As of December 28, 2002 it operated 802 funeral homes, 185 cemeteries and 62 funeral home and cemetery combinations in the United States, Canada and the United Kingdom.

The Company provides a full range of at-need and pre-need funeral service options to support its families' preferences for either a traditional or cremation decision.

Alderwoods Group believes its greatest strengths are its people and its network of quality funeral homes and cemeteries. The Company is committed to being the leader in the communities where it operates by conducting business with integrity and compassion, and providing the highest standards of customer care.

Alderwoods Group, Inc. Corporate Identity

The new name and identity reflects the characteristics of the Alderwoods Group. The name was selected based on in-depth consumer research because it suggests tranquility and peacefulness. The identity is graphically designed to communicate a financially sound and socially sensitive organization with a new vision for the business going forward.

Shareholders are invited to attend the Company's Annual General Meeting to be held on:
Thursday May 01, 2003 at 10:30 a.m.
Hilton Cincinnati Netherland Plaza
Cincinnati, Ohio

Financials

This Annual Summary contains financial highlights only. Complete financial statements, along with accompanying notes and Management Discussion and Analysis, are included in the Alderwoods Group Form 10-K. If this Annual Summary is not accompanied by a Form 10-K, it can be found on the Company website www.alderwoods.com or by contacting:

Investor Relations Department,
Alderwoods Group, Inc.
2225 Sheppard Avenue East, Suite 1100,
Toronto, Ontario, M2J 5C2
1.877.707.7100

revenue sources 2002


funeral - 64%
cemetery - 22%
insurance - 14%

the year in summary

Operations

Fiscal 2002 brought many new challenges and opportunities for Alderwoods Group, Inc. as we worked to raise a brand new Company on fully rebuilt and greatly reinforced foundations. Among our most important achievements for the year, we count:

- launching our Seamless Service program to simplify the decision making process for funeral and cemetery arrangements
- creating an effective market management structure to support our customer-care employees and maximize synergies in our operations
- empowering our employees through better training and development programs
- adopting a unique and powerful approach to death care merchandising
- gathering our best practices into detailed procedure manuals to ensure delivery of consistent, high-quality standards
- establishing strict environmental, safety and financial standards to ensure regulatory compliance
- establishing visual identity and marketing standards for all locations

52 weeks ended December 28
(thousands US$) (except per share amount)

	2002
Revenues	$ 833,453
Gross margin	139,767
Net loss	(233,744)
Basic and diluted loss per Common share	(5.86)
Cash and cash equivalents	46,112
Total assets	3,170,049
Total long-term debt	759,670
Stockholders' equity	523,402
Cash flow from operations	68,684

Funeral calls	142,400
Funeral call average ($)	3,726

Financial

In 2002, the Company focused on stabilizing its core business operations and reducing debt, while maintaining stable cash flow for operating purposes. Further financial highlights include:

- repayment of $82.5 million of long-term debt
- increasing pre-need production to over $250 million
- investing more than $24 million in our facilities



John Lacey, Chairman of the Board

chairman's

On January 2, 2002, Alderwoods Group, Inc. was launched pursuant to the Plan of Reorganization of The Loewen Group, Inc. The new organization carries forward the assets and operations of its predecessor, while emerging with a restructured financial base.

This Annual Summary, therefore, should be read from the perspective of a first-year corporation, one with a substantial business franchise and quality physical assets, but also one challenged by sizeable and expensive debt.

A new beginning

Paul Houston, with whom I have been associated for many years, was appointed President and Chief Executive Officer in December of 1999. Together we have worked long and hard to close the Chapter 11 proceedings, and emerge as Alderwoods Group. We accepted the challenge with full knowledge of the hurdles that lay before us. We did it for the same reasons — we believe that Alderwoods Group represents over time, an opportunity to generate consistent, long-term returns for our stakeholders, and we saw it as a chance to help bring material change to the very face of this industry.

Strength of our Board

We are fortunate to have attracted a talented and diverse group to our Board of Directors. We believe that we have a well-balanced Board which brings to the Company a wealth of experience and a broad range of knowledge and skills. Each Board member has taken orientation programs in order to better understand the nuances of our businesses and our markets. The directors also travel, meet and converse with management routinely.

Our directors are leaders with sound judgment and business acumen, who have demonstrated a commitment to the corporation and its business strategies.


message



Corporate governance

The Board of Directors has exercised diligent oversight of the business affairs of the Company. Each member strongly supports stringent corporate governance policies and procedures. All of our Board Committees have their own charter, which states clearly, in detail, its areas of responsibility and accountability to both the organization and our shareholders. The Board's early adoption of governance guidelines has subsequently been, and will continue to be, adjusted to achieve compliance with the Sarbanes-Oxley Act of 2002, as well as any new directives put forward by the Securities and Exchange Commission and NASDAQ, where the Alderwoods Group stock is listed.

Confidence going forward

There is a firm resolve from our Board of Directors and our executive group to manage and grow our business profitably. The whole Alderwoods Group team understands the challenges our industry faces. We have attracted a number of talented corporate leaders who come to the table with solid exposure to specialty businesses. That exposure helps them understand how today's consumers think. Their experience, together with the strength of the corporation's line management – the men and women who manage our funeral homes and cemeteries on a day-to-day basis – creates a powerful combination. As a result of their hard work and dedication this past year, we are well positioned to move forward in 2003 to meet the challenges ahead of us.

Our commitment to our shareholders is based on the belief that together we have a great opportunity to build on our first year's results.

John Lacey
Chairman of the Board of Directors



Paul Houston, President and CEO

CEO's me

Fiscal 2002 was a year of both significant change and progress for Alderwoods Group, Inc. On January 2, 2002 we announced our launch and emerged as a viable entity, following a long and difficult journey through the bankruptcy process. We are proud of what we have achieved to date, but understand that we still have challenges in front of us.

Our focus during the past year was to stabilize our core business operations in order to regain credibility as a public company. This could only be done with the continued dedication of our 9,500 employees who have served their customer families with the same professionalism that has made them leaders within their communities.

We have taken significant strides to fulfill our mission of becoming the superior provider of seamless funeral service in North America, and we are working hard to become a leader in the industry.

New strategic emphasis

In the past, consolidation in the death care industry had been driven by the assumption that growth and profitability were multiples of the number of operating units. History has demonstrated the error of this strategy. In this respect our management's approach to growth is very different. Our strategy is to focus on growth by ensuring that each individual business unit is maximizing its financial performance, while meeting the rigorous standards of the Company.

Over the past year we have continued to deal with complex creditor issues, resolving the overhang of pre-emergence lawsuits and cleaning up a very cumbersome corporate structure, while introducing the Company to its new stakeholders. These residual effects of the emergence plan have consumed much of our senior management's collective time and energy, but we now feel that the worst is behind us. In 2003, the majority of our time will be focused on the rebuilding efforts that we began last year.

Discipline to cash management

Our history has dictated that the Company make cash management a priority. In 2002, our strong operating cash flow and sale of non-strategic locations both contributed to our generation of cash.

One of our strategic goals this past year was to improve the financial condition of the Company by reducing our debt levels. As of the beginning of the fiscal year, our overall debt level was $835.6 million.

"Using imagination and leadership to exceed customer expectations" our vision


ssage

2002

total debt outstanding
(millions US$)

850
820
790
760
730
700

January 2
March 23
June 15
October 5
December 28

We are very pleased that during 2002 we repaid $82.5 million of our long-term debt, or approximately 10%. We are committed to continuing the process of aggressively de-leveraging our balance sheet in the years ahead.

Asset management

During the past year, one of our major challenges was to consolidate operating control of our assets. Prior to emergence, we were managing over 1200 separate legal entities and a significant number of partnerships. Virtually all regional partnerships have now been eliminated and the number of legal entities has been reduced to fewer than 300.

Throughout the reorganization process, the Company engaged in a strategic rationalization program to dispose of operating locations that did not fit into our long-term business plans, either geographically or financially. Going forward we will continue to assess the markets where we have a presence, and to evaluate the long-term potential of each location. Operations that do not meet the strategic criteria and long-term objectives of the Company will be divested. We are, however, investing in our business for the future. During 2002, we invested over $24 million of capital for the refurbishing and building of funeral homes and combinations that we have identified as opportunities for future growth.

Operational success

Our greatest strengths remain our people and our network of funeral homes and cemeteries across North America with market concentration in regions that offer good opportunity for future growth. Our businesses have a long, proud history within their communities, and have built enormous equity in the value of their service to those communities.

Due in part to these strong community ties, we have had a successful year maintaining our call volumes despite an unusually soft market. We believe that we can continue to outperform in the markets in which we operate, if we work diligently to meet our objectives.

One of our early changes was the implementation of a market management structure. This structure results in all of our locations within a geographic area being managed by a market general manager. The benefit of this has been to ensure maximum co-operation between facilities so we can serve families better. It is also expected to create opportunities for expense synergies within each market. This concept, we believe, contributed to our success in 2002, and we will continue to refine this structure as we move forward.



Ross Caradonna
Executive Vice President,
Chief Information Officer

Cameron Duff
Senior Vice President,
Corporate Development

Ellen Neeman
Senior Vice President,
Legal and Compliance, Corporate Secretary

Richard Scully
Senior Vice President,
Sales and Marketing

We have also made significant progress towards ensuring regulatory compliance throughout our network. We have invested considerable resources in our trust management area to ensure that our internal processes meet the standards of all federal, state and provincial laws.

An industry in transition

The North American death care industry has remained virtually unchanged for the past 100 years. The families that we serve today, however, have increasingly different expectations from those of the past. The challenge for the Company's management will be to meet those changing expectations at the local level, while continuing to benefit from the advantages of operating a national business.

Our industry research has shown us that consumer trends and attitudes are now changing rapidly. Today's retail customers expect more: a large selection; honest advice; fair and open pricing; and the freedom to make their own decisions based on full disclosure. The realization of these trends has prompted us to introduce the concept of Seamless Service. This concept allows us to fulfill the wishes of the families we serve, and to provide for their funeral and cemetery needs as seamlessly, and as compassionately, as possible.

The transition we are seeing within the industry has also led us to new opportunities for expanded product and service offerings, which will ultimately help us grow our business.

Cultural transformation

Of course, we need the right team in place to execute our business plans. This past year we have completed the management team restructuring to include leaders with significant consumer-based experience. We now believe that we have the right people in place at all levels of the organization, and we will continue to provide them with the tools and training they need to be successful. But, we must ensure that the corporate culture we are creating is ready to meet these new challenges. It is the responsibility of our senior management team to lead the men and women of Alderwoods Group through the excitement and the rewards of change.

Objectives for 2003

- Continue to reduce debt
- Focus on core operations
- Strategically develop key markets
- Build a solid foundation to grow market share



Ken Sloan
Executive Vice President,
Chief Financial Officer

As an organization, we have made a commitment to become the industry leader by providing the highest standards of customer service. To consistently deliver on this commitment means every employee must understand and embrace service excellence. There is only one way to achieve that degree of consistency – by setting meaningful standards, then measuring each person in the organization against them.

We have already begun to meet that challenge. Many of the standards are already in place. Training programs are being written and some are already in the field. A common pricing schedule, for both products and services, has been completed and is now being rolled out across North America. More meaningful communications tools are being designed with the help of the people who deal most directly with the families we serve.

Where we go from here

Now that we have our first year behind us, we want to manage our business more strategically than it had been in the past. We will achieve our strategic goals by focusing on organizational development through the use of information technology, and by continuing to rationalize our assets. Ultimately we see an organization providing consistent, high-quality services to our families based on a common set of consumer-driven value standards and clear accountability.

What all this suggests is that there are still changes to come. Changes in how we adapt our business to respond to consumer trends. Changes in how we enhance the customer experience. Changes in the balance between the strength of our local brands and the concept of a national brand. And many others.

In the section immediately following my letter, you will see that there are three key foundations of the business that we continue to build on to reach our goals. We now have the people in place to help form the structure. Our operations team with its extensive industry experience, balanced with the broad consumer-based experience of our management team, will provide the framework to build on these foundations.

In closing, I would like to thank the Board of Directors for its unflinching support for where we are headed, and our employees throughout the organization, for their patience in the past and their courage as we head into the future.

Paul Houston
President and Chief Executive Officer



rebuilding our foun

The year 2002 was filled with many challenges and opportunities for Alderwoods Group, Inc. We had the opportunity to essentially build a brand new company – constructed on the same footprint, but with fully rebuilt and greatly reinforced, foundations.

These foundations were built on four fundamental principles:

- the modern consumer expects a highly personalized funeral service and seamless arrangements
- our core values of integrity, creativity, teamwork, compassion and communication must guide our business
- our employees are the heart of our business
- disciplined financial management is essential

These principles helped to guide our actions in the year 2002 and they continue to form the basis of everything we do as we prepare for the future.

The families that we serve

To ensure continued success in the communities where we operate, the Company created a support framework for our team of customer-care employees – the funeral arrangers, counselors and other professionals who interact directly with our families.

This framework has been designed with many different elements, but with the ultimate goal of empowering our employees to provide superior service to the families that we serve. But the needs and wishes of our families are evolving and we need to evolve with them. Today each family wants to celebrate the life of its loved one in their own unique way. We need to offer them a complete suite of services to simplify their decision-making and help them understand the choices available to them. To respond to these changes, Alderwoods Group established the concept of Seamless Service.

Seamless Service: a customer oriented approach

At an emotionally difficult time in their lives, families faced with making funeral arrangements may feel overwhelmed by the choices and decisions thrust upon them. They are unlikely to be familiar with the options that are available to them, and may, therefore, feel vulnerable. Our goal is to make this process as easy as possible and to simplify the decision making for them. Seamless Service allows each family we serve to make complete arrangements


the families that we serve
dations
our operations
our finances

for their visitation, funeral service, burial or cremation, after-service gathering and for preserving their memories, all at one time and in one convenient place. In addition to developing an easily understood price list and Funeral Planning Guide, Alderwoods Group is now providing a comprehensive suite of funeral service options. The response to this approach has been very positive, and the families that we serve appreciate the quality and convenience of these services.

Enhanced training and employee development

As we developed the Seamless Service concept, we realized that if our customer-care employees were familiar with both the funeral home and cemetery aspects of our operations, their families would experience further convenience in making their arrangements. Accordingly, we developed training programs that empower funeral directors and service counselors to offer a full range of products and services customized to our families' complete needs and preferences. Our training team is continually assessing the requirements of both the industry and our customer-care employees to ensure that they have the understanding and experience required to serve their families with the highest standards of excellence.

A new approach to funeral service merchandising

The traditional process of making a selection from a room full of open caskets is a less-than-enjoyable experience for the customer, as well as an inefficient use of business resources. Alderwoods Group has developed a new and attractive approach to offering products such as caskets, urns, funeral stationery, floral arrangements and keepsakes. This new approach displays merchandise in a more comfortable retail format and centers attention on celebrating the life of the loved one. This approach has received extremely positive consumer response in our test locations. Families say that they appreciate the welcoming environment in which the items are displayed, and have embraced the opportunity to celebrate their loved ones' lives with customized touches.


A PROMISE TO OUR FAMILIES...
The Visitation
The Funeral Ceremony
The Farewell
The Gathering
Memorial Tribute

This new display concept broadens the scope of products and services that we offer, which will again ensure the families' ability to complete their arrangements in one convenient location.





Ron Collins
Vice President, Operations,
Northeast U.S.A. & Canada

Buddy Mayes
Vice President, Operations,
Southeastern U.S.A.

Shawn Phillips
Vice President, Operations,
Western U.S.A.

Aaron Shipper
President,
Mayflower National Life Insurance

Our Operations

To maximize synergies and to build a working team environment, Alderwoods Group has divided the North American markets in which we operate into three geographic regions: Western U.S.A., Southern U.S.A. and Northeast U.S.A./Canada.

Market structure

Each region is led by a Vice President, Operations, who in turn is supported by Regional and Market General Managers responsible for groups of locations within each geographic area. These individuals are experienced managers who possess both the industry experience and leadership qualities needed to inspire and deliver excellence. These markets are defined so that locations can share resources and personnel to maximize service to our families, share work experiences and finally to reduce operating expenses.

Operations managers and the locations they serve are assisted by three support centers located in Cincinnati, Ohio; Toronto, Ontario; and Vancouver, British Columbia. These support centers provide consolidated services such as purchasing, accounting, information technology, legal services, accounts receivable collection, marketing and human resources. These offices take care of the "behind the scenes" functions, in order to ensure that our customer-care employees are able to focus on the needs of their communities and families.

Improved technology-based support for operations

A significant development in 2002 was the creation of a long-term Information Technology plan for the Company. Once implemented, this will greatly improve productivity and consistency in all areas of our operations and will bring together all of our business data so that it can be accessed by all employees.

Alderwoods Group has made a significant investment in improving our collection of important operating data and returning it to our locations in the form of intelligence that can be applied to improving operating results. This reporting strategy provides operations managers with useable insights into revenues, contract completions, cash management and more. We will soon be adding human resources information to this database, which will allow our operations managers to fine-tune their training requirements and help develop career paths for their employees.

Clearly defined operating procedures and organizational policies

By adopting a best-practices business model, the Company has been able to develop detailed procedures for offering highly professional and consistent death care services. With the launch of Alderwoods Group in January 2002, the Company introduced a standardized set of policy and procedure manuals throughout the organization. In addition to sharing best practices, these detailed procedures allow us to state with confidence, that our employees know the degree of integrity and professionalism we expect from them and that they understand how to achieve it.

Creating a brand

At Alderwoods Group, we believe that the strength and depth of our corporate network endows our locations with advantages that the independent operator cannot match. We also believe that not being completely open with our families about the true ownership of our businesses would be inconsistent with our core value of integrity.

Therefore, in 2002 we began merging our local funeral homes' identities with the Alderwoods Group identity through interior and exterior signage that identifies our locations as members of the Alderwoods Group and proclaims our guiding vision, mission and values.

We have also developed a branding and marketing strategy, and have consolidated and standardized our advertising functions and marketing materials. This gives our locations the advantage of professionally designed, consistent marketing and merchandising materials which are ready to use. Along with these marketing initiatives, we launched a new program in 2002 centered on design and construction standards to provide a consistent corporate image for all our new facilities. We have built our first location based on this concept in Bloomington, Indiana and have a number of other locations under development that are expected to be completed over the next two years.

Regulatory compliance

Alderwoods Group has established a strict set of environmental, safety and procedural standards that our locations are required to follow. Regular auditing encourages compliance and ensures that we can quickly identify and promptly correct any deficiencies that may be found. As a result of vigilance and sustained effort, we have already achieved substantially complete compliance with the regulations that govern our operations.

Our Finances

During 2002, the Company focused on stabilizing its core business operations and reducing debt, while maintaining stable cash flow for operating purposes.

Reducing our debt

One of our strategic initiatives in 2002 was to de-leverage our balance sheet and rebuild investor confidence in the Company. In 2002, we not only kept pace with current financial obligations, but also repaid $82.5 million of total debt. This represents a reduction of approximately 10% to close the year at $759.7 million. Of our debt reduction, almost 80% were optional payments at the Company's discretion, versus mandatory or scheduled payments. This reflects our continued confidence in the ability of the business to generate positive cash flow as we go forward. Aggressively de-leveraging our balance sheet in the years ahead will remain a top priority.

Operational perspective

In fiscal 2002, Alderwoods Group reported consolidated revenue of $833.5 million. Funeral revenue was $530.6 million representing 64% of total revenues. The Company performed approximately 142,400 funeral services in the year, down 0.3% on a same site basis for the year, however, we believe we still outperformed the market. Average revenue per call was up 1.5% to $3,726. Cemetery revenue was $182.8 million, representing 22% of total revenues for the period. The Company's insurance operations, which sell a variety of life insurance products, including the funding of pre-arranged funerals, generated revenue of $120.1 million, representing 14% of total revenue for the year.

The Company successfully re-launched its pre-need sales program in 2001 and continued to refine its approach in 2002. As a result, we were pleased to see a sizeable increase in pre-need sales to over $250 million, which was ahead of expectations.

Going forward, the Company believes that there are further opportunities for cost reductions in G & A, especially those that can be positively impacted by synergies created through a market operating strategy.

Market rationalization and expansion

With our primary focus now on growing the operations of the business, we plan to continually assess the markets in which we operate for long-term potential and strategic fit. Over time the Company expects to dispose of locations that do not fit into its overall business strategy.

During the past fiscal year, the Company sold or closed 59 funeral homes, 31 cemeteries and three combination units for net proceeds of approximately $21.2 million. We also acquired seven funeral homes in the United Kingdom for approximately $0.9 million.

Setting our course for 2003

Fiscal 2002 was a year for strengthening the foundations of our business. The many initiatives launched last year will continue to develop and mature in 2003. Improving our balance sheet, aggressively growing at-need and pre-need revenues, and continuing control of costs remain top priorities.

We plan to transform our corporate culture, creating a business environment that breeds leading-edge thinking and energetic innovation.

We expect to increase our effectiveness through the introduction of performance benchmarks throughout the Company, and will continue our investment in training and developing our people.

2002 financial highlights

(52 weeks ended December 28) (thousands US$, except per share amount)

Balance sheet

Current assets	$ 156,664
Pre-need funeral and cemetery contracts	1,449,937
Cemetery property	150,211
Property and equipment	620,215
Insurance invested assets	405,413
Goodwill	335,779
Other assets	51,830
Total assets	$ 3,170,049

Current liabilities	$ 254,403
Long-term debt	669,062
Deferred pre-need funeral and cemetery contract revenue	1,333,614
Insurance policy liabilities	340,240
Other liabilities	49,328
Stockholders' equity	523,402
Total liabilities	$ 3,170,049

Operations

Funeral revenue	$ 530,562
Cemetery revenue	182,839
Insurance revenue	120,052
Total operating revenue	833,453
Funeral costs	426,244
Cemetery costs	168,355
Insurance costs	99,087
Total operating costs and expenses	693,686
Gross margin	139,767
G & A expenses	43,188
Provisions for goodwill and asset impairment	245,487
(Loss) from operations	(148,908)
Interest, net of other income	79,876
(Loss) before income taxes	(228,784)
Income taxes	4,960
Net (loss)	$ (233,744)
Basic and diluted (loss) per Common share	$ (5.86)

Cash flows

Cash flow from operations	$ 68,684
Proceeds on disposition of assets and investments	21,229
Purchase of property and equipment and business acquisitions	(25,214)
Net change of insurance invested assets	(38,570)
Repayment of long-term debt, net of increases	(81,578)
(Decrease) in cash and cash equivalents	(55,449)
Cash and cash equivalents at the beginning of year	101,561
Cash and cash equivalents at end of year	$ 46,112

Complete financial statements, along with accompanying notes and Management Discussion and Analysis are included in the Alderwoods Group, Inc. Form 10-K.

corporate governance

Sound corporate governance is a core value of Alderwoods Group, Inc. Our Company has been proactive in terms of its development and implementation of solid corporate governance policies and practices which demand above all the independence, integrity and effectiveness of its members of the Board of Directors and Committees.

Seven of the nine members of our Board of Directors are independent. Our Board has three standing committees namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each Committee has a formal written charter and each Committee Chairman is an independent Board member. All members of the Compensation and Audit Committees are independent and all our Audit Committee members are financially literate.

Alderwoods Group operates within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. We adopted a Code of Business Conduct following our launch in January 2002. We require all employees, directors and officers of our Company to adhere to the Code of Conduct and employees are required to report any conduct that they believe, in good faith, to be a violation of the Code of Conduct.

We regularly review our corporate governance policies and practices and, like many other public companies, are presently reviewing them in light of recently enacted and proposed legal and stock exchange requirements. Over the course of the past year, the Board has compared our corporate governance policies and practices to those suggested by various groups or authorities active in corporate governance, as well as the requirements of the Sarbanes-Oxley Act of 2002 ("SOA") and proposed new listing standards of NASDAQ.

The Board of Directors has already adopted a revised Code of Business Conduct and Ethics, which incorporates the new legislative requirements of the SOA and proposed NASDAQ rules. Some of the new provisions included in this revised Code of Business Conduct and Ethics are:

- procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters
- a prohibition on retaliating against whistleblowers
- requiring waivers or amendments involving a director or officer to be approved by our Nominating and Corporate Governance Committee and disclosed to our stockholders

We have also reconstituted our Nominating and Corporate Governance Committee and now all members of this Committee are independent.

We expect to adopt further changes in the future that the Board believes are the best corporate governance policies and practices for us. In all events, we will adopt on a timely basis, changes appropriate to comply with Sarbanes-Oxley Act of 2002 and any new requirements of the Securities and Exchange Commission and NASDAQ as such new rules and requirements are finalized.

For more detailed information on our Audit, Compensation and Nominating and Corporate Governance Committee Charters as well as our Code of Business Conduct and Ethics, please visit our website at www.alderwoods.com.

board of directors

Alderwoods Group believes that sound corporate governance begins with the composition and integrity of its Board of Directors. The Corporation's Board is comprised of nine highly qualified people, seven of whom are independent outside directors. Collectively, they bring a diverse, international perspective and a wide range of experience to the Board. All three of the Board Committees are chaired by one of its independent directors.

Lloyd E. Campbell [2,3]

Lloyd Campbell is the Managing Director and Group Head of the Private Placement Group at Rothschilds Inc. Prior to joining Rothschilds, Mr. Campbell was a Managing Director and Head of the Private Finance Group at Credit Suisse First Boston (CSFB).

Anthony G. Eames [3,*]

Anthony Eames currently runs A.G. Eames Consulting following 35 years with the Coca-Cola Company. From 1987 to 2001, Mr. Eames served as the President and CEO of Coca-Cola Ltd., (Canada) after holding many international postings.

Charles M. Elson [1,2]

Charles Elson has been the Edgar S. Woolard Jr. Professor of Corporate Governance at the University of Delaware since August 2000 and "Of Counsel" to Holland & Knight LLP since May 1995. From 1990 until 2001 Mr. Elson was Professor of Law at Stetson University College of Law.

David R. Hilty [1,3]

David Hilty has served in various capacities with the investment bank of Houlihan Lokey Howard & Zukin since 1990. He is currently a Managing Director and the Co-Head of Financial Restructuring in New York.

Paul A. Houston

Paul Houston is President and Chief Executive Officer of Alderwoods Group, Inc. Prior to joining The Loewen Group in 1999, he was President and Chief Executive Officer of Scott's Restaurants Inc. and the President and Chief Executive Officer of Black's Photography.

Olivia F. Kirtley [1,*]

Olivia Kirtley is a Certified Public Accountant and business strategy consultant following two years as the Chair of the Board of the American Institute of Certified Public Accountants (AICPA). Ms. Kirtley previously held the position of Treasurer, Vice President and CFO of Vermont American Corporation.

John S. Lacey

John Lacey is Chairman of the Board of Directors of Alderwoods Group, Inc. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of The Loewen Group Inc. Prior to joining The Loewen Group, Mr. Lacey was the President and CEO of the Oshawa Group and the President and CEO of Western International Communications.

William R. Riedl [2,*]

William Riedl was President, Chief Executive Officer and Chairman of the Board of Fairvest Securities Corporation from 1991 until his retirement in December of 2000.

W. MacDonald Snow [1,3]

MacDonald Snow held various positions with Prudential Insurance Company of America, from 1964 until his retirement in 1996. From 1994 to 1996 he held the position of Strategic Planning Officer.

executive officers

John S. Lacey
Chairman of the Board

Paul A. Houston
President and Chief Executive Officer

Kenneth A. Sloan
Executive Vice President,
Chief Financial Officer

Ross S. Caradonna
Executive Vice President,
Chief Information Officer

Cameron R.W. Duff
Senior Vice President,
Corporate Development

Ellen Neeman
Senior Vice President,
Legal and Compliance, Corporate Secretary

Richard J. Scully
Senior Vice President,
Sales and Marketing

* Denotes Committee Chairman
1 Audit Committee
2 Nominating and Corporate Governance Committee
3 Compensation Committee

corporate information

Offices

Corporate Office
311 Elm Street, Suite 1000
Cincinnati, OH U.S.A. 45202
Telephone: 513.768.7400
Facsimile: 513.768.6810

2225 Sheppard Ave. E., Suite 1100
Toronto, ON Canada M2J 5C2
Telephone: 416.498.2430
Facsimile: 416.498.2449

1029-4710 Kingsway
Burnaby, B.C. Canada V5H 4M2
Telephone: 604.419.5700
Facsimile: 604.419.9797

Investor Relations

For further information about the Company, additional copies of this report, Form 10-K, or other financial information, contact:

Investor Relations
Alderwoods Group, Inc.
2225 Sheppard Ave. E., Suite 1100
Toronto, ON Canada M2J 5C2

You may also contact us by sending an e-mail to corporate.communications@alderwoods.com or by visiting the Investor Relations section of the Company's website at www.alderwoods.com.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN U.S.A. 55075
Telephone: 1.800.468.9716
Internet site: www.wellsfargo.com/shareownerservices

Common Stock

Exchange: NASDAQ
Symbol: AWGI
Outstanding shares: approximately 40 million

Independent Auditors

KPMG LLP, Vancouver, Canada

Certain statements contained in this Annual Report, including, but not limited to, information regarding the status and progress of the Company's operating activities, the plans and objectives of the Company's management, assumptions regarding the Company's future performance and plans, and any financial guidance provided, as well as certain information in other filings with the Securities and Exchange Commission and elsewhere are forward looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 and Section 21E(i) of the Securities and Exchange Act of 1934. The words "believe", "may", "will", "estimate", "continues", "anticipate", "intend", "expect" and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated, including the following: uncertainties associated with future revenue and revenue growth; the impact of the Company's significant leverage on its operating plans; the ability of the Company to service its debt; outcomes in pending legal and tax claims; the Company's ability to attract, train and retain an adequate number of sales people; the impact of changes to federal, state and local laws and regulations affecting revenues from trust funds; uncertainties associated with the volume and timing of pre-need sales of funeral and cemetery services and products; variances in death rates; variances in the use of cremation; the impact of environmental laws; future tax rates; and various other uncertainties associated with the funeral service industry and the Company's operations in particular which are referred to in the Company's periodic reports filed with the SEC. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

A.H. Rogers & Sons Funeral Directors • A.L. Mattatall Funeral Home • Arrowood Pet Cemetery & Crematorium • Acacia Memorial Park & Funeral Home • Acadia Drive Funeral Chapel • Alaska Cremation Center • Alberni Valley Memorial Park • Alderwoods-Heath Funeral Home and Cremation Center • Alexander Funeral Home Inc • Alexander-Johnson Funeral Chapel • Allef Sharpstown Funeral Home • Allen-Grennan Funeral Homes • Alleva Funeral Home • Alternative Burial & Cremation Services • American Burial & Cremation • Anderson Funeral Home & Cremation Centre • Andrew Holmes and Son • Angelus Funeral Home • Arlington Funeral Home • Arlington Memory Gardens • Arlington Park Cemetery • Arthur Funeral Home & Cremation Centre • Assman's Funeral Chapel • Austin & Bell Funeral Home • Baggerley Funeral Home • Baggerley Memorial Chapel Funeral Home • Baggerley-South Funeral Home • Bailey Funeral Home • Baldwin-Lee Funeral Home • Ballard and Lindgren Funeral Home • Bangs Funeral Home • Barham Funeral Home • Bartlett Funeral Home • Barton & Kiteley Funeral Home & Cremation Centre • Bass Funeral Home • Bateman Carroll Funeral Home • Bath Funeral Homes • Bauer Funeral Chapel • Bayview Funeral Home • Beam Funeral Home • Beardsley-Mitchell Funeral Home • Beau Pre Memorial Park • Beestons Funeral Directors • Beeville Memorial Park • Belby Funeral Home • Belcrest Memorial Park • Bell Brothers Funeral • Bennett-Emmert-Szakovits Funeral Home • Benton County Memorial Gardens • Berhalter Hutchins Funeral Home Inc • Berry's Funeral Home • Beth David Memorial Gardens and Chapel • Beverly Cemetery • Biggs Funeral Home • Bill Eisenhour Funeral Home • Blasberg-Rubin-Zilbert Memorial Chapel • Bocketti Funeral Home • Boles-Ortega Funeral Home • Bond-Mitchell Funeral Home • Bowman Funeral Home • Brackettville Funeral Home • Branon Funeral Home • Braun Funeral Home • Breckland Funeral Services • Brentwood Funeral Home • Broadland Funeral Services • Brocksmith Funeral Home • Brooks-Carglie Funeral Home • Brosmer-Dubbing Funeral Home • Brown Funeral Home & Cremation Centre • Brown Mortuary Service • Browning Funeral Home • Brumley-McGuire Funeral Home • Bucktrout of Williamsburg • Buell Chapel • Bulloch Memorial Gardens • Bultman Funeral Home • Bunch-Johnson Funeral Home • Burcham Funeral Home • Burlington Memorial Cemetery & Mausoleum • Burton L. Hirsch Funeral Home • Bush River Memorial Gardens • Byron's Funeral Homes • C.E. Prevatt Funeral Home • Callison-Lough Funeral Service • Campbell Funeral Home • Camposanto De Cristo Resucitado • Capps Funeral Home • Cardwell & Maloney Funeral Home • Carmichael-Hemperley Funeral Home • Carolina Biblical Gardens of Guilford • Carothers Funeral Home • Carpenter's Funeral Homes • Carr & Erwin Funeral Home • Carr-Tenney Mortuary • Cashner Funeral Home • Cathedral In The Pines Memorial Gardens • Caughman-Harman Funeral Home • Cauthen Flower Shop • Cauthen Funeral Home • Cedar Hill Chapel • Cedar Valley Memorial Gardens • Chapel Hill Memorial Gardens & Funeral Home • Chapel Lawn Funeral Home • Chapel Lawn Memorial Gardens • Chapel of Chimes Funeral Home • Chapel Of Memories Funeral Directors • Chapel Of Seaside • Chapel of the Pines • Chapel of the Valley • Chapel of the Valley Mortuary • Chapel Park Cemetery • Charlotte Memorial Funeral Home & Memorial Gardens • Chestnut Hill Memorial Park • City Burial and Cremation Services • Clement-Keel Funeral Home • Clements Rosetown Funeral Home • Cochise Memory Gardens Cemetery • Cockrell Funeral Home • Coferfolski Combs Funeral Home • Coffey Mortuary • Colbooth Funeral Home • Coleman & Ferguson Funeral Home • Coleman Funeral Home • Collins Funeral Services • Coloni Funeral Homes • Colonial Chapel Hill Funeral Home & Memorial Park • Colonial Funeral Home • Colorado River Cremation & Burial • Community Crematorium Services • Community Funeral Services • Community Memorial Funeral Home • Community-Opyt Funeral Home • Comstock Funeral Home & Cremation Centre • Conejo Mountain Memorial Park • Conrad Lemon Grove Mortuary • Conroe Memorial Cemetery • Cooper Funeral Chapel • Cooper-Althouse Funeral Home • Coral Ridge Funeral Home & Cemetery • Corrigan Funeral Home • Cossey Funeral Services • Courtney's Funeral Service • Courtney-Winter's Funeral Chapel • Coutts Funeral Home & Cremation Centre • Covell Funeral Home • Covell-Smith Funeral Home • Coventry Funeral Services • Craciun Funeral Home • Crematory Of Northwest Florida • Crest Hill Cemetery • Crestview Memorial Park and Mausoleum • Crown Hill Memorial Park and Mausoleum • Cruikshank's Halifax Funeral Home • Cuffe-McGinn Funeral Home • Cumberland Memorial Gardens • Curtis and Son Funeral Home • Cusimano & Russo Funeral Home • Darling-Mouser Funeral Home • Darrell-Howe Mortuary • Daves-Culbertson Funeral Home • David T. Ferguson Funeral Home • Davies Cremation & Burial Services • Davis Funeral Home • Davis Paradise Valley Funeral Home • Davis-Morris Funeral Home • Day Funeral Home • Dean-Lopez Funeral Home • Del Rio Funeral Home • Del Rio Memorial Park • Delano Mortuary • Delmore Funeral Home • Denbo Funeral Home • Deremiah-Frye Mortuary Greene & Harrell Chapel • Desert Hot Springs Mortuary • Desert Rose Cremation & Burial • Desert Rose Crematory • DeVaney-Bennett Funeral Home • DiCicco & Sons Funeral Homes • Dickson Funeral Home • Dickson Funeral Home White Bluff Chapel • Digby Funeral Home • Dillman-Green Funeral Home • Dimond & Sons Silver Bell Chapel • Discount Cremation & Burial Service of the Desert • Diuguid Funeral Service • Diuguid Waterlick Chapel • Doane Beal & Ames • Donelson Sewell & Mathews Mortuary • Dorsey Funeral Home • Drownwood Forest Pet Cemetery • Duckers Funeral Service • E. Andrychuk Funeral Home • E.F. Brown Funeral Service • Earthman Baytown Funeral Home • Earthman Bellaire Funeral Home • Earthman Downtown Funeral Home • Earthman Funeral Directors – Hunters Creek • Earthman Funeral Directors – Resthaven Chapel • [illegible] Memory Gardens Cemetery • Earthman North Funeral Home • Earthman Resthaven Cemetery • Earthman Southwest Funeral Home • Eastbrook Cemetery & Mausoleum • Eastlawn Gardens of Memory Cemetery and Mausoleum • Ed C. Smith & Brothers Funeral Directors • Eden Memorial Park • Edo Miller and Sons Funeral Home • Edo Miller and Sons Funeral Home Camden Chapel • [illegible] Funeral Home • Edwards Funeral Home • El Senorial Memorial Park & Funeral Home • Elliott-Hamil Funeral Home • Elmwood Cemetery and Mausoleum • [illegible] Chapel • [illegible] Funeral Home • [illegible] Patterson Rodak Home for Funerals • Engel White Funeral Service • Engel White Chapels • Eternal Light Funeral Chapel • [illegible] Funeral Home • [illegible] Funeral Home • Evergreen Chapel & Memorial Gardens • Evergreen Funeral Home and Cemetery • Evergreen Memorial Chapel • Evergreen Memorial Gardens • Evergreen Memorial Park & Mausoleum • Evergreen's [illegible] Funeral Home • [illegible] Hughes Funeral Directors • Fairchild Funeral Home and Cremation Center • Fairview Chapel • Fairview Memorial Gardens • [illegible] • [illegible] Williams Funeral Home • Fawn Memorial Park • [illegible] Mortuary • Fitzgerald & Son Funeral Directors • [illegible] Funeral Chapel • Floral Hills Memorial Gardens • Florence Memorial Gardens • Florida Keys Crematory • Forest Hill Cemetery • Forest Hills Memorial Gardens • Forest Lawn Cemetery • Forest Lawn Memorial Gardens • Foskey-Lilley McNeil Funeral Home • Foster & Good Funeral Home Inc • [illegible] Funeral Directors • [illegible] Memorial Chapel • Fraser Funeral Home • Fraserview Crematorium • Frazer and Son Funeral Home • Fred Young & Company Funeral Directors • Frederick Memorial Gardens • Funeral Acres [illegible] • [illegible] Funeral Home • Gable Funeral Chapel • Gaffey Funeral Home • Galloway & Sons • Galloway & Sons of Beeville • Galloway & Sons of Three Rivers • Garden Of Memories • Garden of Memories Cemetery & Mausoleum • Garden Park Cemetery • Garden Sanctuary Funeral Home & Cemetery • Gardens of Memory • Garrett Funeral Home • Garry Memorial Park • Gaskill-Owens Funeral Chapel • Gaston Memorial Park • Gearhart Aroka Chapel • Geisler Funeral Home • Geo. C. Price Funeral Directors • George McCarthy Funeral Home • Georgia Memorial Park Funeral Home and Cemetery Whitehaven Chapel • [illegible] Funeral Home & Cremation Centre • Gilman Funeral Home Inc • Glendale Memorial Gardens & Chapel Mausoleum • Glenhaven Memorial Chapel • Glenview Memorial Gardens • Glenwood Park • Gonzalez-Lago Funeral Home • Gordier Funeral Home • Gordon Emoney Funeral Directors • Gorsline Runciman Ball Dunn Chapel • Gorsline Runciman DeWitt Chapel • Gorsline Runciman East Chapel • Gorsline Runciman Lansing Chapel • Gorsline Runciman Williamston Chapel • Gourdrey Funeral Home • Grace Memorial – Studer Chapel • Grace Memorial Chapel • Grand Memorial Park • Graceland East Memorial Park • Graceland Funeral Home • Graceland Memorial Gardens • Graceland Memorial Park North – Administration Office • Graceland Memorial Park South • Graceland West Cemetery • Graham Funeral Home • Grandview Memorial Gardens • Granite Mortuary • Green Acres Memorial • Green Acres Pet Cemetery & Crematory • Green Funeral Home • Green Haven Memorial Gardens • Green Lawn Cemetery & Mausoleum • Green Mountain Cemetery • Green Visitation Chapel • Greenlawn Memorial Park • Greenview Memorial Gardens & Chapel Mausoleum • Griffin Funeral Home • Grossman Funeral Home • Guardian Funeral Homes • Guardian [illegible] Funeral Directors • [illegible] Mortuary Chapel • Guilford Memorial Park • Gulf Pines Memorial Gardens • H. E. Grimstead • H. Samson • H. C. Alexander Funeral Home • [illegible] Funeral Home • [illegible] Funeral Home • [illegible] Mortuary • Haley Funeral Service Inc • Hamilton Memory Gardens & Mausoleum • [illegible] Funeral Centre and Crematorium • Hanes Lineberry Funeral Service • Hanes Lineberry Funeral Home Sedgefield Chapel • Harrison & Whittington Dilworth Chapel • Hankins & Whittington Mission Chapel • Harbourside Regional Crematorium • Harding-Orr and McDaniel Funeral Home • Hargraves Funeral Home • [illegible] Funeral Homes • Harrell & Hall Funeral Home • Harris Funeral Home • Harvey Funeral Home • Hastings-[illegible] Funeral Home • Hatfield Funeral Home • [illegible] Funeral Chapels and Crematory • Henderson's Fraser Valley Funeral Home • Henderson's Funeral Homes & Crematorium • Henderson's [illegible] Funeral Homes • Heritage Funeral Home • Highland Cemetery • Highland Memorial Park • Highland Memory Gardens • Hill Funeral Home • Hillcrest Gardens • Hillcrest Memorial Gardens • Hillcrest Memorial Gardens Cemetery • Hillcrest Memorial Park • Hillcrest Memorial Gardens & Chapel Mausoleum • Hills Funeral Home • Hills Of Rest Cemetery • Hillside Funeral Home • Hodges [illegible] Chapel • Holmes [illegible] • [illegible] Funeral Home • [illegible] Funeral Home • [illegible] Funeral Home • [illegible] Funeral Home • Holden Wells Funeral Home • Holly Hills Memorial Park • Hollybrook Funeral Home • Home of Peace Memorial • Horn A. [illegible] – Fairview Chapel • Horn A. [illegible] Chapel • Horn & [illegible] Chapel • Horn A. [illegible] Stone Mountain Chapel • [illegible] Mortuaries • [illegible] Directors • [illegible] Funeral Directors • [illegible] Funeral Home • [illegible] Funeral Home • Hubert E. Baker Funeral Home • Huff Funeral Home • Huff Sky Funeral Home • Hughes Funeral Home – Jefferson Chapel • Hughes Funeral Home – [illegible] Chapel • Hughes Funeral Home – [illegible] Chapel • Hughes Funeral Home & [illegible] Chapel • Hughes Funeral Home [illegible] Chapel • [illegible] Cemetery • [illegible] Mortuary • [illegible] Funeral Home • [illegible] Funeral Home • [illegible] Funeral Home • [illegible] Funeral Home • Imperial Memorial Gardens • Irving Park Cemetery • J.A. [illegible] Funeral Home • J.B. [illegible] Funeral [illegible] • J.W. [illegible] & Son • Jackson & [illegible] Funeral Directors • [illegible] Funeral Home • [illegible] Funeral Home • Jayne's Funeral Home • Jefferson Memorial Gardens • [illegible] Funeral & Cremation Center and [illegible] • [illegible] Mortuary • [illegible] Funeral Chapel • [illegible] Funeral Chapel • [illegible] Funeral Home • [illegible] & Sons • [illegible] Funeral Home • [illegible] Funeral Home • [illegible] & Son • [illegible] Funeral Home • [illegible] Funeral Home • Johnson's Funeral Home • Jones & Jones Funeral Home • Jones-Ash Funeral Home • [illegible] Funeral Home • [illegible] Memorial Gardens • [illegible] Chapel • [illegible] Chapel • [illegible] Funeral Home and Cremation Services • [illegible] Mortuaries • [illegible] Chapel of [illegible] • [illegible] Funeral [illegible] • Kennedy [illegible] Memorial Gardens • Kennedy-Bobb Funeral Home • Kennesaw Memorial Park • Kerr's Funeral Chapel • [illegible] Funeral • [illegible] Mortuary • [illegible] Funeral Home • [illegible] Funeral

Home • Kimball Funeral Home • Kiser Funeral Home • Klassen Funeral Chapel • Knauff Funeral Home • Knollwood Memorial Park • Kolkmeyer-Helmkamp Orians Funeral Homes • Koontz Little Chapel Funeral Home • Kraeer Funeral Home and Cremation Center • Kyger Funeral Home • Lacy Funeral Home • Lakeland Funeral Home • Lakeside Memorial Park • Lakes-Nechako Funeral Chapel • Lakewood Funeral Home • Lakewood Memorial Park • Lamana-Panno-Fallo Funeral Home • Lamesa Memorial Park • Lang-Tobia-Di Palma Funeral Home • Las Mercedes Memorial Park • Lauterburg Oehler Funeral Home • Lawnhaven Memorial Gardens • Leatherdale Gardiner Funeral Chapels • Ledgeview Memorial Park Cemetery • Lee Funeral Home and Crematorium • Lee Memorial Park • Lee Memorial Park Funeral Home • Leitz-Eagan Funeral Home • Lemons Funeral Home Memorial Chapel • Les Salons Funeraires Guay Inc. • Levitt-Weinstein Memorial Chapel • Lewis Funeral Home • Lienkaemper Funeral • Lincoln Cemetery • Lincoln Memorial Gardens • Lindsey Funeral Homes • Litwiller-Simonsen Funeral Home • Liveoak Park Memorial Cemetery • Lloyd James Funeral Home • Lodi Memorial Park & Cemetery • Loewen Funeral Chapel • Loflin Funeral Home • Lomax Funeral Home • Long Stratton and District Funeral Service • Los Jardines Memorial Park • Los Rosales Memorial Park • Louie E. Jones Funeral Home • Louis Hirsch & Sons Funeral Directors • Lowe's Funeral Home • Luff Bowen Funeral Home • Lynch Funeral Home • Lyon Mountain Funeral Home • M.J. Smith Sons • MacKenzie Funeral Home • MacKenzie Funeral Home & Crematorium • Mackie High Funeral Home • Macon Memorial Park Funeral Home & Cemetery • Magnolia Cemetery • Mahaffey Funeral Home • Malone Funeral Home • Maple Valley Chapel • Marks Funeral Home • Marlatt Funeral Home & Cremation Centre • Martin Memorial Gardens • Martin's Funeral Home • Marysville Cemetery • Mason Funeral Home and Cremation Center • Mattatall Funeral Home • May & Smith Funeral Directors • Mayes Mortuary • McCarty Mortuary Inc • McCurtain County Funeral Home • McEwen Funeral Home • McGee Memorial Chapel and Crematory • McHenry County Memorial Park • McHugh Funeral Home • McKague's Funeral Chapels • McKee-Stone Funeral Services • McLamb-Morrison Funeral Home • McLaughlin Mortuary • McLaughlin Twin Cities Funeral Home • McLaughlin-Aulman Funeral Home • McLeod Mortuary – Escondido Chapel • McMahans Funeral Home • McMahon-Coburn-Briede Funeral Home • McMinnville Funeral Home • McNeil Funeral Home • McNeil-Keyes Funeral Home • McNeill Funeral Home • McPeters Funeral Directors • McReynolds Nave & Larson Funeral Home • McWilliams Funeral Home Posen Community Chapel • Melwood Cemetery and Gardens • Memento Funeral Chapel • Memorial Funeral Home • Memorial Gardens • Memorial Lawn Cemetery • Memorial Park • Memorial Park Funeral Home • Memorial Park Southwoods • Memories Funeral Directors & Crematory • Memory Chapel • Memory Gardens Cemetery & Mausoleum • Memory Gardens of the Valley • Meridian Memorial Park • Merkley-Mitchell Mortuary • Merritt Funeral Home • Metcalf Funeral Chapel • Metro Crematory • Miller Funeral Home • Miller's Tulare Funeral Home • Milton Lawns Memorial Park • Mission Chapel of Rancadore & Alameda • Mission Hill Crematorium • Mission Memorial Park & Monterey Peninsula Mortuary • Mission Mortuary • Mitchell Funeral Home • Mittendorf-Calvert Funeral Home • Monte Cristo Memorial Park • Monterey Cremation Service • Moore Funeral Home • Mormon Coulee Memorial Park • Morningside Memorial Gardens • Moss Service Funeral Home • Moster & Cox Mortuary Inc • Mount Auburn Cemetery • Mount Auburn Funeral Home • Mount Hope Cemetery • Mount Nebo/Kendall Memorial Gardens • Mount Nebo/Miami Memorial Gardens • Mount Olive Cemetery • Mount Peace Cemetery • Mountain View Funeral Chapel • Mountain View Funeral Home • Mountain View Park Cemetery • Mt. Franklin Funeral Home • Mt. Washington Funeral Chapel • Mullins & Thompson Funeral Service • Murchison Funeral Home • Murdock Funeral Home • N. S. Griggs & Sons Funeral Directors • Naples Memorial Gardens • Nave Funeral Home • Neill Funeral Home • Newby Funeral Home • Newton County Memorial Gardens • Nickerson Funeral Home • Nicoletti, Culjis & Herberger Funeral Home • Norgate Funeral Services • North Lawn Cemetery • North Park Funeral Home & Community Center • Northeast Ohio Crematory • Northridge/Woodhaven Funeral Chapel & Cemetery • Northshore Garden of Memories • O' Hair & Riggs Funeral Chapel • Oak Bluff Memorial Park • Oak Hill Cemetery • Oak Lawn Memorial Gardens & Chapel Mausoleum • Oak Woods Cemetery • Oakland Memory Lanes • Oakley Funeral Home • O'Connor Funeral Home & Crematory • Odessa Funeral Home Angeles Memorial Chapel • Oehler Funeral Home • Oehler Resource Centre • Oglethorpe Memorial Gardens • Olympic Memorial Gardens & Funeral Home • O'Neill-Redden-Drown Funeral Home • Orsted-Carlyle Funeral Home • Orsted-Estevan Funeral Home • Orsted-Oxbow Funeral Home • Oshawa Funeral Service (Thornton Chapel) Inc. • Ourso Funeral Home • Owen Funeral Home • P. Coutu & Co. Funeral Directors • P.J. McMahon & Sons Funeral Home • Palm Springs Mausoleum • Palm Springs Mortuary • Palmer Mortuary • Panola County Restland Memorial Park • Paradise Memorial Gardens • Paris-Frederick Mortuary • Parksville Cemetery • Parksville Funeral Chapel and Crematorium • Parkview Funeral Home • Parkway Garden Chapel • Parkway Memorial Cemetery • Paul's Chapel • Peake Funeral Chapel • Pecos Funeral Home • Peebles-Curry-Durden Mortuary • Pegg, Paxson & Springer Mortuary Funeral Chapel • Pepino Memorial Park & Funeral Home • Pet Haven Memorial Gardens • Peter Taylor Funeral Services • Pettus-Owen & Wood Funeral Home • Phil Kiser Funeral Home • Phoenix Memorial Park and Mortuary • Pierce Chapel • Pierce Mortuary • Piercy's Funeral Home • Pine Grove Crematorium • Pine Ridge Memorial Park • Pine View Memorial Park • Pinecrest Memorial Gardens • Pinkham-Mitchell Imperial Beach Mortuary • Pleasant Valley Funeral Home • Pontarelli-Marino Funeral Home • Porta Coeli Funeral Home • Portland Funeral Alternatives • Portland Memorial Funeral Home • Poteet Funeral Homes • Potts Chapel • Powers Funeral Home • Powers Woodlawn Abbey • Prata Funeral Home • Prevatte Funeral Home • Price-Helton Funeral Home • R J Bartram & Son • R. Stutzmann & Son • R.A. Schrader Funeral Home • Rackham's Funeral Service • Rains-Seale Funeral Home • Raton River Funeral Home • Raleigh Cremation Service • Raleigh Memorial Park & Mitchell Funeral Home • Ratell Funeral Home • Ratz-Bechtel Funeral Home & Cremation Centre • Rawlings Funeral Home • RC Rawls & Son • Reavis Funeral Home • Reed-Culver Funeral Home • Reese Funeral Home • Reeves Funeral Home Inc • Rest Haven Cemetery • Rest Haven Memorial Gardens • Resthaven Funeral Home • Resthaven Gardens of Memory • Resthaven Memorial Park • Resthaven Memory Gardens • Restlawn Memorial Park and Chapel Mausoleum • Resurrection Funeral Home • Reitz Funeral Home • Reynolds Funeral Chapel • Richardson-Gaffey Funeral Home • Ridgewood Funeral and Cremation Services • Riemann Funeral Home • Riemann Memorial Funeral Home • Riverside Funeral Home • Riverside Memorial Park • Riverview Cemetery • Robarts Funeral Home • Robert E. Evans Funeral Home • Robert J. Hall Funeral Home • Roberts Funeral Home • Roberts/Reed-Culver Funeral Directors • Rocha's Mortuary • Rock Hill Memorial Gardens • Rolling Hills Memory Gardens • Romano Funeral Home • Rose Hill Memorial Gardens and Mausoleum • Rose Hills – Anaheim • Rose Hills Baldwin Puente • Rose Hills Bellflower • Rose Hills Brea • Rose Hills Company • Rose Hills Costa Mesa • Rose Hills Covina • Rose Hills Garden Grove • Rose Hills Glendora • Rose Hills La Puente • Rose Hills West Covina • Rose Hills West Hollywood • Rose Lawn Funeral Home • Rose Lawn Funeral Home & Cemetery • Roselawn Cemetery • Roselawn Funeral Home and Cemetery • Roselawn Memorial Gardens • Roselawn Memorial Park • Roselawn Memory Gardens • Ross Funeral Service • Roswell Funeral Home • [illegible] Funeral Home • [illegible] Funeral Home • Sandia [illegible] • Salisbury [illegible] Funeral Home • Sandia Memorial Gardens • Sandy Springs Chapel • Santa Anna Funeral Home • Schaefer [illegible] Funeral Home • Schafer's Funeral Home • [illegible] Funeral Homes • [illegible] Funeral Home • [illegible] Funeral Home & Chapel • Scotland Cemetery • Scott Funeral Home • Scott's Funeral Home • Searcy Funeral Home • Sensible Alternatives • Shaw & Sons Funeral Directors • [illegible] Funeral Home • [illegible] Funeral Home • Sherrill Curry Funeral Home • Sherwood Memorial Park and Mausoleum • Short's Funeral Chapel • Shrine Of Memories Funeral Home • [illegible] • [illegible] Funeral Services • Skyway Memorial Gardens • Smith Funeral Home • Smith-Rogers Funeral Home • Snoqualmie Valley Funeral Chapel • South Valley Memorial Gardens • Southern Colorado Cremation Society • Southern Memorial Park • Southland Memorial Gardens • Southside Funeral Home & Community Cremation Center • Spadafore Community Funeral Home • [illegible] Funeral Home • Spitler-Foster-Shriver Funeral Home • Spring Hill Funeral Home & Cemetery • St. Clair Memorial Gardens • St. Francis Pet Funeral Service and Crematory • St. Joseph Valley Memorial Park • St. Laurent Funeral Home • Star Of David Memorial Gardens Cemetery and Funeral Chapel • Stephens & Bean Funeral Chapel • Stephens Funeral Home • [illegible] Funeral Chapel • [illegible] Funeral Home • Stratton-Evans Merced Funeral Chapel • Stringer Funeral Home • Strong-Thorne Mortuary • Stutzenfeld Funeral Home • Summer Memorial Gardens • Sun Prairie Memory Garden • Sunrise Memorial Gardens & Chapel Mausoleum • Sunset Funeral Home & Memorial Park • Sunset Memorial Gardens • Sunset Memorial Park Cemetery • Sunset Memory Gardens • Sunset Ridge Memorial Park • Sutton's Carrabelle River Funeral Home • Swan Lake Memory Gardens • T. J. McGowan Sons Funeral Home • [illegible] Funeral Home & Cremation Centre • Tara Garden Chapel Funeral Directors • Terebinski Funeral Home • Tharp-Sontheimer-Laudermilk Funeral Home • Tharp-Sontheimer-Tharp Funeral Home • The Forest Hill Cemetery Association • The Frank J. Fisher Funeral Home • The Hunt Funeral Home & Crematory • The Portland Memorial Mausoleum • Thomas and Jones Funeral Home • Thomas J. King Funeral Home • Thomas Pitts and Son Funeral Directors • Thompson Funeral Home • Thompson-Strickland-Waters Funeral Home • Thomson Funeral Chapels • Thurston Funeral Home • Trimble-King Funeral Home • Titus Funeral Home • Trevino Funeral Homes • Tri Funeral Home & Cremation Centre • Unity Funeral Chapel • Unterkofler Funeral Home Services • Valente Funeral Home • Valhalla Memory Gardens Inc • Valle De Los Sueños Memorial Park • Valley Memorial Park • Van Horn Funeral Home • Vancouver Funeral Chapel • Vancouver Memorial Services and Crematorium • Vay-Ingram & Meeker Funeral Home • Vernon C. Wagner Funeral Homes • Vernon Funeral Home • Victory Memorial Park Funeral Centre • Virgil Wilson Mortuary • W.B. Bush Funeral Directors • Wadsworth-Kaiser Funeral Home • Wairo Memorial Funeral Home and Cemeteries • Walters Funeral Home • Walters-Martin Funeral Home • Warden R. Kerr Funeral Home & Crematorium Services • Wanamaker & Carlough Funeral Home • Waynesville Funeral Home • Waverly Memorial Gardens • Weaver Funeral Home • Weavers Funeral Home • Weinstein Family Services • West Funeral Home • West Memory Gardens • West Side/Kenz Eagen Funeral Home • Western Reserve Memorial Garden • Westlawn Gardens of Memory • Westminster Gardens Cemetery and Crematory • Westview Gardens • Westwood Memorial Chapel • White Chapel Memory Gardens • White Mortuary and Crematory • White Mortuary Kimberly Chapel • Whitfield-Lloyd Funeral Services • Whitehurst Powell Burns & Barr Chapel • Whitehurst Glass Funeral Services • Whitehurst Mathes and Lampe Funeral Service • Whitehurst-Mosher Funeral Service • Whitehurst-Norton-Diaz Funeral Service • Whitehurst Terry Funeral Service • Wilbur Fleming Funeral Home • Williams Funeral Services • Willow Glen Funeral Chapel • Willow Lawn Memorial Park • Wilson & Zanner Funeral Chapel • Wilson Funeral Home • Winninge Funeral Home • Woodbridge Memorial Park & Funeral Sanctuary • Woodcrafter Pine Ridge Funeral Home • Woodhaven-Madison Funeral Homes • Woodley Funeral Home • Woodring Funeral Service • Woods Lessley Funeral Home • Woodhaven Funeral Home & Memorial Gardens • Woodlawn Cemetery • Woodlawn Cemetery of Chicago • Woodlawn Memorial Park • Woodlawn Memory Gardens • Woodstock Funeral Home • Woodward Funeral Home • Worthington Funeral Services • Wright Funeral Home • Wright & Ferguson • Wright & Ferguson Funeral Home • Wright & Ferguson Hinds Chapel • Wulff Funeral Home and Cremation Services • Wulff Bradford Funeral Home and Cremation Services • Wulff Woodbury Funeral Home and Cremation Services • Wylie-Baxley Funeral Home • Wylie Baxley Memorial Park Funeral Home • Wylie-Baxley Funeral Home • Yarborough & Kennedy Memorial Chapel • York Funeral Home • York Memorial Park • Young's Funeral Home • Yuma Mortuary & Crematory • Zeller Funeral Home • Zale-Sweeney Funeral Home •

THE LOEWEN GROUP INC.

(Predecessor to Alderwoods Group, Inc.)

The following consolidated financial statements of The Loewen Group Inc. are not comparable with the consolidated financial statements issued by Alderwoods Group, Inc. subsequent to the Plan implementation, due to the significant changes in the financial and legal structure of Alderwoods Group, Inc., the application of fresh start reporting at December 31, 2001, resulting from confirmation and implementation of the Plan, and changes in accounting policies, certain account classifications and fiscal accounting periods adopted by Alderwoods Group, Inc. Accordingly, Alderwoods Group, Inc.'s consolidated financial statements as at and for the 52 weeks ended December 28, 2002, do not include comparable operating and cash flow information. Certain consolidated financial information of The Loewen Group Inc. may be of limited interest to the stockholders of Alderwoods Group, Inc., and has been included for 2001 and 2000 in this Form 10-K.

Historically, the Predecessor's consolidated financial statements were presented in accordance with Canadian GAAP, and material differences between Canadian GAAP and U.S. GAAP were explained in a note to the Predecessor's consolidated financial statements. In addition, the Predecessor had not previously fully implemented the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as a result of the Predecessor's ongoing reorganization proceedings. The Predecessor's historical financial information and the consolidated financial statements included in this Form 10-K have been restated to the full extent necessary to comply with U.S. GAAP and the implementation of SAB 101, effective January 1, 2000.

REPORT OF INDEPENDENT ACCOUNTANTS

The Loewen Group Inc.

We have audited the consolidated balance sheet of The Loewen Group Inc. as at December 31, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. In connection with our audits of the consolidated financial statements, we also have audited the information with respect to the Predecessor in financial statement Schedule II included in Item 15 of the Predecessor's annual report on Form 10-K. These financial statements and financial statement schedule are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor as at December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in accordance with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada

March 15, 2002

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)

CONSOLIDATED BALANCE SHEET

Expressed in thousands of dollars

	December 31 2001
ASSETS	
Current assets	
Cash and cash equivalents	$ —
Receivables, net of allowances	—
Inventories	—
Prepaid expenses	—
	—
Pre-need funeral contracts	—
Pre-need cemetery contracts	—
Cemetery property	—
Property and equipment	—
Names and reputations	—
Insurance invested assets	—
Deferred income tax assets	—
Other assets	—
	$ —
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities not subject to compromise	
Current liabilities	
Accounts payable and accrued liabilities	$ —
Current maturities of long-term debt	—
	—
Long-term debt	—
Deferred pre-need funeral contract revenue	—
Deferred pre-need cemetery contract revenue	—
Other liabilities	—
Insurance policy liabilities	—
Liabilities subject to compromise	—
Stockholders' equity	
Common stock	1,302,819
Preferred stock	157,144
Deficit	(1,459,963)
Accumulated other comprehensive loss	—
	—
	$ —

Reorganization proceedings (Note 1)

Commitments and contingencies (Notes 4, 6, 9 and 11)

See accompanying notes to consolidated financial statements

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
Expressed in thousands of dollars except per share amounts and number of shares outstanding

	Years Ended December 31	
	2001	2000
Revenue		
Funeral	$ 522,089	$ 576,940
Cemetery	210,097	263,203
Insurance	104,215	87,541
	836,401	927,684
Costs and expenses		
Funeral	383,647	404,520
Cemetery	178,961	179,251
Insurance	92,554	81,890
	655,162	665,661
	181,239	262,023
Expenses		
General and administrative	75,716	70,598
Depreciation and amortization	57,038	57,019
Provision for asset impairment	180,658	116,937
	313,412	244,554
Earnings (loss) from operations	(132,173)	17,469
Interest on long-term debt	11,013	12,410
Reorganization costs	87,172	45,877
Loss (gain) on disposal of subsidiaries and other expenses (income)	(171,180)	(5,955)
Loss before income taxes, extraordinary items and cumulative effect of accounting change	(59,178)	(34,863)
Income taxes		
Current	24,018	8,708
Deferred	3,964	13,774
	27,982	22,482
Loss before extraordinary items and cumulative effect of accounting change	(87,160)	(57,345)
Extraordinary gain on debt discharge	958,956	—
Fresh start valuation adjustments	(228,135)	—
Cumulative effect of accounting change (net of income taxes of $108,719)	—	(986,750)
Net income (loss)	$ 643,661	$(1,044,095)
Basic and diluted earnings (loss) per Common share:		
Loss before extraordinary items and cumulative effect of accounting change	$ (1.29)	$ (0.89)
Extraordinary gain on debt discharge	12.93	—
Fresh start valuation adjustments	(3.07)	—
Cumulative effect of accounting change, net of income taxes	—	(13.31)
Net income (loss)	$ 8.57	$ (14.20)
Basic and diluted weighted average number of shares outstanding (thousands)	74,145	74,145

See accompanying notes to consolidated financial statements

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Expressed in thousands of dollars

	Common stock	Preferred stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1999	$1,302,806	$157,146	$(1,059,529)	$(17,348)	$ 383,075
Comprehensive loss:					
Net loss			(1,044,095)		(1,044,095)
Other comprehensive loss					
Foreign exchange adjustment				(3,155)	(3,155)
Unrealized holding gains (losses) on securities, net				(5,915)	(5,915)
Less: reclassification adjustments for gains on securities included in net loss				7,311	7,311
Total other comprehensive loss					(1,759)
Comprehensive loss					(1,045,854)
Common and preferred stock adjustments	13	(2)			11
Balance at December 31, 2000	1,302,819	157,144	(2,103,624)	(19,107)	(662,768)
Comprehensive income					
Net income			643,661		643,661
Other comprehensive loss					
Foreign exchange adjustment				(1,907)	(1,907)
Unrealized holding gains on securities, net				253	253
Less: reclassification adjustments for gains on securities included in net income				1,841	1,841
Reclassification adjustments for foreign exchange losses realized on the Effective Date				18,920	18,920
Total other comprehensive loss					19,107
Comprehensive income					662,768
Balance at December 31, 2001	$1,302,819	$157,144	$(1,459,963)	$ —	$ —

See accompanying notes to consolidated financial statements

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in thousands of dollars

	Years Ended December 31	
	2001	2000
CASH PROVIDED BY (APPLIED TO)		
Operations		
Net income (loss)	$ 643,661	$(1,044,095)
Items not affecting cash		
Extraordinary gain on debt discharge	(958,956)	—
Fresh start valuation adjustments	228,135	—
Cumulative effect of accounting change	—	986,750
Depreciation and amortization	72,194	73,742
Amortization of debt issue costs	619	3,142
Provision for asset impairment	180,658	116,937
Loss (gain) on disposition of assets and investments	(171,177)	(5,610)
Deferred income taxes	3,964	13,774
Non-cash reorganization costs	—	6,293
Other, including net changes in other non-cash balances	69,650	(3,097)
	68,748	147,836
Investing		
Proceeds on disposition of assets and investments	105,777	36,119
Purchase of property and equipment	(18,712)	(24,024)
Construction of new facilities	(2,300)	(2,468)
Purchase of insurance invested assets	(236,590)	(141,873)
Proceeds on disposition and maturities of insurance invested assets	197,145	109,612
	45,320	(22,634)
Financing		
Repayment of long-term debt	(15,666)	(20,553)
Debt issue costs		(725)
Distribution of cash to disbursement agent for settlement of liabilities subject to compromise	(163,570)	—
Distribution of cash to Alderwoods Group, Inc.	(93,922)	—
	(273,158)	(21,278)
Increase (decrease) in cash and cash equivalents	(159,090)	103,924
Cash and cash equivalents, beginning of year	159,090	55,166
Cash and cash equivalents, end of year	$ —	$ 159,090

See accompanying notes to consolidated financial statements

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS

On June 1, 1999 (the "Petition Date"), The Loewen Group Inc., a British Columbia corporation (collectively together with its subsidiaries, the "Predecessor"), and each of approximately 850 United States subsidiaries and one foreign subsidiary voluntarily filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court for the District of Delaware (the "U.S. Bankruptcy Court"). Concurrent with the Chapter 11 filing, the Predecessor and 117 Canadian subsidiaries voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act ("Creditors Arrangement Act") with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Canadian Court" and, together with the U.S. Bankruptcy Court, the "Bankruptcy Courts"). Subsequent to the Petition Date, three additional subsidiaries of the Predecessor voluntarily filed petitions for creditor protection and 41 subsidiaries were voluntarily deleted.

The Predecessor and its subsidiaries under creditor protection (the "Debtors") operated their businesses as debtors-in-possession. The United States trustee for the District of Delaware appointed a statutory committee of unsecured creditors (the "Official Unsecured Creditors' Committee"). The proceedings of the Debtors were jointly administered for procedural purposes only. The Predecessor's United Kingdom, insurance and certain funeral and cemetery subsidiaries were excluded from the filings.

The Predecessor filed a Fourth Amended Joint Plan of Reorganization, as modified (the "Plan"), and related Disclosure Statement for itself and other filing subsidiaries with the U.S. Bankruptcy Court on September 10, 2001. The Plan was confirmed by the U.S. Bankruptcy Court on December 5, 2001, and was recognized by the Canadian Court on December 7, 2001. The Plan became effective on January 2, 2002 (the "Effective Date") and, for accounting and reporting purposes, is reflected as of December 31, 2001.

Pursuant to the Plan, the following actions were effected on the Effective Date:

- The Predecessor, through a series of transactions, transferred to its subsidiary, Loewen Group International, Inc. ("Loewen International"), or Loewen International subsidiaries, all of its assets, excluding only bare legal title to its claims against the United States in the pending arbitration matter ICSID Case No. ARB (AF)/98/3 under the North American Free Trade Agreement (the "NAFTA Claims"), and transferred to a subsidiary of Loewen International the right to any and all proceeds from the NAFTA Claims; these transactions were structured in light of the jurisdictional and substantive requirements for the maintenance of, and were intended to preserve, the NAFTA Claims; and, as a result of these transactions, the Predecessor no longer holds any meaningful assets;
- The Predecessor's ownership of Loewen International was cancelled, whereupon Loewen International ceased to be affiliated with the Predecessor. As a result of these actions, Loewen International, which was reorganized and renamed Alderwoods Group, Inc. ("Alderwoods Group"), succeeded to the business previously conducted by the Predecessor. All of the officers and directors of the Predecessor resigned on January 2, 2002.
- The 9.45% Cumulative Monthly Income Preferred Securities, Series A issued by Loewen Group Capital, L.P. ("Monthly Income Preferred Securities") and the related obligations were cancelled in exchange for warrants ("Warrants") to purchase 496,800 shares of common stock, par value $0.01

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS (Continued)

per share, of Alderwoods Group ("Common Stock") at an initial price of $25.76, which Warrants will expire on January 2, 2007;

- The debt claiming the benefit of the collateral trust agreement dated as of May 15, 1996, among Bankers Trust Company, as trustee, the Predecessor and certain pledgors (the "Collateral Trust Agreement") was cancelled in exchange for a combination of the Predecessor's aggregate cash payment of $131,500,000, 36,728,503 shares of Common Stock and Alderwoods Group's 12¼% Senior Notes Due 2009 in the aggregate principal amount of $330,000,000, Alderwoods Group's 12¼% Senior Notes Due 2004 in the aggregate principal amount of $49,599,000 and Alderwoods Group's 11% Senior Secured Notes Due 2007 in the aggregate principal amount of $250,000,000;

- Certain claims were settled in exchange for the Predecessor's aggregate cash payment of $2,000,000 and 11,648 shares of Common Stock;

- Certain unsecured obligations were cancelled in exchange for an aggregate of 2,759,270 shares of Common Stock, Warrants to purchase 2,495,200 shares of Common Stock and all of the interests in a liquidating trust that holds (a) five-year warrants of reorganized Prime Successions Holdings, Inc. ("Prime") issued to the Predecessor in Prime's recent reorganization proceeding and (b) an undivided 25% interest in the net proceeds, if any, of the NAFTA Claims (the "Liquidating Trust");

- Certain administrative claims were satisfied through the issuance of Alderwoods Group's 12¼% Convertible Subordinated Notes Due 2012 in the aggregate principal amount of $24,647,000, which are convertible into Common Stock at an initial conversion rate of $17.17 per share and 379,449 shares of Common Stock, which resulted in Alderwoods Group becoming the owner of all of the outstanding common stock of Rose Hills Holdings Corp. ("Rose Hills");

- Certain executory contracts and unexpired leases of the Debtor subsidiaries were reinstated and, such indebtedness, together with long-term indebtedness of subsidiaries of the Predecessor that were not Debtors, totaled $44,765,000; and

- Cash payments in the aggregate amount of $31,600,000 were made in respect of certain convenience, priority and other claims.

Under the Plan, holders of interests in the Predecessor received no distributions in respect of such interests.

As a result of the foregoing, following the Effective Date, although the Predecessor had outstanding the same equity securities as were outstanding immediately prior to the Effective Date, the Predecessor had (i) no assets, other than bare legal title to the NAFTA Claims, (ii) no right to receive any proceeds of the NAFTA Claims, (iii) no officers, directors or employees, and (iv) no affiliation with Alderwoods Group.

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS (Continued)

The following schedule illustrates Alderwoods Group's assumption of the Predecessor's business, after the effects of debt discharge, the effects of fresh start reporting and other adjustments, and the acquisition of Rose Hills.

	December 31, 2001 Adjustments to Record Confirmation of the Plan				
	Predecessor	Debt discharge (b)	Fresh start and other adjustments (c)	Acquisition of Rose Hills (d)	Alderwoods Group, Inc.
ASSETS					
Current assets					
Cash and cash equivalents	$ 257,492	$ (163,570)(a)	$	$ 7,639	$ 101,561
Receivables, net of allowances	62,613		(1,471)	12,810	73,952
Inventories	30,300		(4,004)	939	27,235
Other	22,607			738	23,345
	373,012	(163,570)	(5,475)	22,126	226,093
Pre-need funeral contracts (f)	361,004		476,306	173,336	1,010,646
Pre-need cemetery contracts	466,102		(2,208)	17,078	480,972
Cemetery property (f)	704,077		(588,388)	36,078	151,767
Property and equipment	624,321		(70,860)	83,774	637,235
Insurance invested assets	338,762		1,035		339,797
Deferred tax assets	478		7,640	8,132	16,250
Names and reputations	559,299		(559,299)		—
Goodwill (e)	—		498,453	67,385	565,838
Other assets	52,249		19,721	2,535	74,505
	$ 3,479,304	$ (163,570)	$ (223,075)	$410,444	$3,503,103
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 173,348	$ (827)	$ (125)	$ 13,030	$ 185,426
Current maturities of long-term debt	13,125	(688)	(4,739)	9,698	17,396
	186,473	(1,515)	(4,864)	22,728	202,822
Long-term debt	35,193	663,278	(10,640)	130,421	818,252
Deferred pre-need funeral contract revenue (f)	432,106		414,075	172,055	1,018,236
Deferred pre-need cemetery contract revenue (f)	782,317		(440,299)	8,866	350,884
Insurance policy liabilities	270,409		34,416		304,825
Deferred tax liabilities	1,845		18,528	4,627	25,000
Other liabilities	231,500	(234,439)	(25,076)	71,747	43,732
	1,939,843	427,324	(13,860)	410,444	2,763,751
Liabilities subject to compromise	2,289,202	(2,289,202)			—
	4,229,045	(1,861,878)	(13,860)	410,444	2,763,751
Stockholders' equity					
Preferred stock (g)	157,144		(157,144)		—
Common stock (g)	1,302,819	399	(1,302,819)		399
Capital in excess of par value	—	738,953			738,953
Deficit (g)	(2,190,784)	958,956	1,231,828		—
Accumulated other comprehensive loss	(18,920)		18,920		—
	(749,741)	1,698,308	(209,215)	—	739,352
	$ 3,479,304	$ (163,570)	$ (223,075)	$410,444	$3,503,103

(a) Reflects the payment at emergence of (i) payments pursuant to the Plan, and (ii) payments of administrative and convenience claims. Such amounts include amounts placed on deposit with a disbursement agent for distribution to creditors.

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS (Continued)

(b) Reflects the distribution of a combination of cash, new debt, Warrants and Common Stock pursuant to the Plan in respect of certain claims.

(c) Reflects the write off of the excess of cost over the net assets acquired in previous acquisitions and adjustments of the Predecessor's identifiable assets to fair value in accordance with fresh start reporting.

(d) Reflects the consolidation of Rose Hills as a result of its acquisition by the Company in satisfaction of certain administrative claims pursuant to the Plan.

(e) Reflects the reorganization value in excess of amounts allocable to identifiable assets in accordance with fresh start reporting.

(f) Reflects in the fresh start and other adjustments the adoption of accounting policies and presentation adopted by the Company, which affected certain assets and liabilities approximately as follows: pre-need funeral contracts $490 million and deferred pre-need funeral contract revenue $500 million; cemetery property $23 million and deferred pre-need cemetery contract revenue $108 million.

(g) Reflects the establishment of Alderwoods Group's stockholders' equity based on the value of Common Stock and Warrants issued pursuant to the Plan.

NOTE 2. NATURE OF OPERATIONS

The Predecessor was the second-largest operator of funeral homes and cemeteries in North America. Prior to the Predecessor's reorganization (see Note 1), effective December 31, 2001, the Predecessor operated 825 funeral homes and 217 cemeteries throughout North America and 65 combination funeral homes and cemeteries throughout North America and 32 funeral homes in the United Kingdom.

The Predecessor made funeral and cremation arrangements on an at-need or pre-need basis. The Predecessor's funeral operations offered a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium.

The Predecessor's cemetery operations assisted families in making burial arrangements and offered a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches, mausoleum crypts and other merchandise), the opening and closing of graves and cremation services.

The Predecessor's insurance companies sold a variety of life insurance products, primarily to fund pre-need funeral services.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Predecessor and its subsidiaries. The consolidated financial statements have been prepared using the U.S. dollar as the functional currency and are presented in accordance with accounting principles generally accepted in the United States.

Basis of consolidation

The accounts of all subsidiary companies have been included in the consolidated financial statements from their respective dates of acquisition of control or formation. All subsidiaries were wholly owned,

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

except for a few companies with small minority interests. The Predecessor's operating subsidiaries in the United States were held through Loewen International.

The Predecessor accounts for its investment in companies in which it has significant influence by the equity method. The Predecessor's proportionate share of income (loss) as reported, net of amortization of excess purchase price over net assets acquired, is included in income and added to (deducted from) the cost of the investment. The equity method carrying value of the investment is also reduced by any provision for asset impairment and common stock dividends received.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could significantly differ from those estimates.

Funeral operations

Sales of at-need funeral services, including related merchandise, are recorded as revenue when the service is performed.

Pre-need funeral services provide for future funeral services, generally determined by prices prevailing at the time the contract is signed. The payments made under the contract, in part, are either placed in trust or are used to pay the premiums of life insurance policies under which the Predecessor is designated as beneficiary. Pre-need funeral services contract amounts, together with related trust fund investment earnings and annual insurance benefits, are deferred until the service is performed. The Predecessor estimates that trust fund investment earnings and annual insurance benefits exceed the increase in cost over time of providing the related services.

Selling costs related to the sale of pre-need funeral services are expensed in the period incurred.

Cemetery operations

Sales of at-need interment rights, cemetery merchandise and services are recorded as revenue when the merchandise is delivered or service is performed. Sales of pre-need cemetery interment rights are recorded as revenue at the time of transfer of interment right title, typically when the contract is paid in full, providing the burial space is available for burial. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual or endowment care trusts. Earnings of perpetual or endowment care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred. The principal of these perpetual or

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

endowment care trusts generally cannot be withdrawn by the Predecessor, and therefore is not included in the Predecessor's consolidated balance sheet.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Predecessor's consolidated balance sheet. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Interest is imputed at a market rate for pre-need cemetery sales contracts that do not bear a market rate of interest.

Insurance operations

The Predecessor accounts for its life insurance operations under United States generally accepted accounting principles for life insurance companies.

For traditional life and participating life products, premiums are recognized as revenue when due from policyholders. Benefits and expenses are associated with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges. Policy account balances for annuities represent the deposits received plus accumulated interest less applicable accumulated administrative fees.

Investment income, net of investment expenses, and realized gains and losses related to insurance invested assets are included within revenues.

To the extent recoverable, certain costs of acquiring new insurance business have been deferred. Such costs consist of first-year commissions in excess of renewal rates, related fringe benefit costs, and direct underwriting and issuance costs.

The deferred policy acquisition costs on traditional life products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation on maintenance and settlement expenses.

Also, the present value of future profits of acquired insurance business in force is amortized over the expected premium-paying period of the policies acquired.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents include cash, restricted cash and term deposits with an initial maturity less than or equal to 90 days.

Inventories

Inventories are carried at the lower of cost, determined primarily on a specific identification basis or a first in first out basis, and net realizable value.

Cemetery property

Cemetery property, including capitalized interest, consists of developed and undeveloped cemetery property and mausoleums, and is valued at average cost. Amounts are expensed when revenue from sales of cemetery plots and mausoleums are recognized.

Property and equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	10 to 40 years
Automobiles	2 to 6 years
Furniture, fixtures and equipment	6 to 10 years
Computer hardware and software	6 years
Leasehold improvements	Over the term of the lease plus one renewal

Names and reputations

The amount paid for the names and reputations of operations acquired is equivalent to the excess of the purchase price over the fair value of identifiable net assets acquired, as determined by management. Amortization is provided on a straight-line basis over 40 years.

Covenants not to compete included with names and reputations on the consolidated balance sheet represent amounts capitalized for non-competition agreements with certain key management personnel of acquired operations. Amortization of such prepaid covenants not to compete is provided on a straight-line basis over the terms of the relevant agreements, typically ten years.

Impairment of long-lived assets

The Predecessor followed the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121").

FAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used or to be disposed of. FAS 121 required

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review for recoverability (for assets to be held and used) included an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the estimated expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment provision should be recognized. If an impairment charge is indicated, long-lived assets to be held and used are written down to the fair value of the asset.

Debt issue costs

Debt issue costs included in other assets on the consolidated balance sheet represent the costs of negotiating and securing the Predecessor's long-term debt and are included in interest expense on a straight-line basis over the respective term of the related instrument. These costs include legal fees, accounting fees, underwriting and agency fees and other related costs.

Financial instruments

Financial instruments that potentially subject the Predecessor to concentrations of credit or collection risk principally consist of cash and cash equivalents, trade accounts receivable and installment contracts receivable.

The Predecessor maintains its cash and cash equivalents with various high quality and reputable financial institutions. The Predecessor's policies with respect to cash and cash equivalents are specifically designed to minimize concentrations of credit risk.

Concentrations of credit risk with respect to both trade accounts receivable and installment contracts receivable are minimal, due to the low dollar amount of each receivable, the large number of customers and the large dispersion of the receivables across many geographic areas.

Derivative instruments

Prior to the Chapter 11 and the Creditors Arrangement Act filings, the Predecessor used derivative transactions with financial institutions primarily as hedges of other financial transactions. The Predecessor's policies did not allow leveraged transactions and were designed to minimize credit and concentration risk with counterparties.

The Predecessor typically used interest rate swap agreements to manage interest rate exposure on its long-term debt. Differences between the amounts paid and received would be accrued and accounted for as an adjustment to interest expense over the life of the swap agreement.

The Predecessor used basic swap and option products to manage its exposure to interest rate movements when anticipated financing transactions were probable and the significant characteristics and expected terms were identified. Any gain or loss as a result of the hedging would be deferred and amortized as an adjustment to interest expense over the life of the financing instrument hedged. If at any

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

point in time a hedging transaction no longer met the criteria of a hedge, any gain or loss would be recognized in current earnings.

The Predecessor also used foreign exchange forward contracts, cross currency swaps, options and futures to hedge the Predecessor's exposure to fluctuations in foreign exchange rates. Gains or losses as a result of the hedge transaction would be accounted for as an adjustment to the related transaction.

Stock issue expenses

The costs of issuing stock, net of income tax recoveries thereon, are applied to reduce the stated value of such stock.

Stock option plan

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. However, as allowed by FAS No. 123, the Predecessor has elected to continue to apply the intrinsic value-based method of accounting described below, and has adopted the disclosure requirements of FAS No. 123.

The Predecessor applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent recoverability of the asset cannot be considered more likely than not.

Earnings per share

Earnings per share is calculated based on earnings attributable to Common stockholders using the weighted average number of shares of Common stock outstanding during the respective periods. Fully diluted earnings per share is not materially different from earnings per share.

(Tabular amounts expressed in thousands of dollars

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The assets and liabilities of the Predecessor's foreign subsidiaries, which have a functional currency other than the U.S. dollar, are translated into U. S. dollars at the rates of exchange as at the balance sheet date, and revenue and expenses are translated at the average rates of exchange for the periods of operation. The net gains or losses arising from the translations are included in stockholders' equity as a component of accumulated other comprehensive income in the consolidated statement of stockholders' equity.

Accounting change in 2001

The Predecessor implemented the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") effective January 1, 2000, which resulted in a change in revenue recognition for pre-need funeral contracts and pre-need cemetery contracts. The Predecessor's previously published financial information for the year ended December 31, 2000, and for the interim periods during the year ended December 31, 2001, were prepared on a basis that did not fully reflect the adoption of SAB 101. The financial statements for 2000 and 2001, presented herein, were restated in 2001 to give effect to SAB 101. Due to the Company's volume of historical pre-need funeral and cemetery contracts involved in the restatement and the lack of certain transactional information related to such contracts, certain estimation methods were utilized by the Company to restate revenue, as a result of the implementation of SAB 101.

Payments received for pre-need funeral contracts that are not required to be trusted are deferred and recognized as revenue at the time the funeral is performed. Previously, revenue was partially recognized when payments were received. Direct selling expenses relating to the sale of pre-need funeral contracts are expensed in the period incurred. Previously, direct selling expenses were included in other assets and amortized over ten years.

The Predecessor recognizes revenue and related costs for pre-need sales of interment rights and related merchandise and services at the time the interment right title is transferred, merchandise is delivered or service is performed. Previously, revenue and related costs, net of amounts required to be paid into perpetual care trusts, were recognized at the time the pre-need contract was signed. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized. Previously, earnings on merchandise and services trust funds were recognized in the period realized.

The cumulative effect of the implementation of SAB 101 through December 31, 1999, resulted in a charge to income of $986,750,000 (net of income taxes of $108,719,000), or $13.31 per basic and diluted share recorded on January 1, 2000.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in 2001.

(Tabular amounts expressed in thousands of dollars

NOTE 4. LIABILITIES SUBJECT TO COMPROMISE AND DEBT

Pursuant to the Plan, substantially all liabilities subject to compromise were settled.

In the Chapter 11 and the Creditors Arrangement Act proceedings, substantially all unsecured and under-secured liabilities of the Debtors as of the Petition Date were subject to compromise or other treatment under the Plan. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the Chapter 11 and the Creditors Arrangement Act proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities, as well as all pending litigation against the Debtors arising from pre-Petition Date events, were stayed while the Debtors continued their business operations as debtors-in-possession, except in instances where the stay had been lifted by the applicable Bankruptcy Court. The general claims bar date, which was the last date by which most types of claims against the Predecessor had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, was December 15, 1999. In June 2000 and July 2001, the Predecessor filed amended schedules identifying additional potential creditors, for which the bar dates were set at July 14, 2000 and August 27, 2001, respectively. The bar date for claims against operating entities applicable to the Creditors Arrangement Act proceedings was extended to and expired on March 17, 2000. Pursuant to the Plan, substantially all liabilities subject to compromise were settled.

As a result of the reorganization proceedings, proofs of claim were filed against the Debtors in the Bankruptcy Courts. The Debtors resolved proofs of claim that differed in nature, classification or amount from the Debtors' records through several means, including negotiations with the affected claimants, the filing and prosecution of objections and, where appropriate, the referral of the claims to the alternative dispute resolution procedures (the "ADR Procedures") approved by the U.S. Bankruptcy Court on February 23, 2000. The ADR Procedures provided for settlement offer exchange procedures to facilitate the parties' resolution of the claim on a consensual basis. If the claim remained unresolved following the settlement offer exchange procedures, the claim was submitted to binding or nonbinding arbitration (depending on the election of the claimant).

Under the U.S. Bankruptcy Code, the Debtors could elect to assume or reject leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval. Liabilities related to executory contracts were recorded as liabilities not subject to compromise, unless the Predecessor decided to reject the contract. Claims for damages resulting from the rejection, after December 15, 1999, of executory contracts were subject to separate bar dates.

The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceedings are identified below. The amounts in total could vary significantly from the stated amount of proofs of claim that were filed with the Bankruptcy Courts, and could be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims, and determination as to the value of any collateral securing claims or other events. Additional claims could also arise from the rejection of executory contracts by the Debtors.

Under the Plan, liabilities subject to compromise were categorized into a class of allowed claims and further categorized into divisions. Certain of these allowed claims would receive a pro rata share of

(Tabular amounts expressed in thousands of dollars

NOTE 4. LIABILITIES SUBJECT TO COMPROMISE AND DEBT (Continued)

Alderwoods Group Common Stock, Warrants and interests in the Liquidating Trust. The amount of any claim that ultimately was allowed by the U.S. Bankruptcy Court could be significantly more or less than the estimated amount of such claim. As a consequence, the actual ultimate aggregate amount of allowed unsecured claims could differ significantly from the amounts recorded in the Predecessor's consolidated financial statements. Accordingly, the amount of the pro rata distributions of Alderwoods Group's Common Stock, Warrants and interests in the Liquidating Trust that ultimately were received by a holder of an allowed unsecured claim could be adversely or favorably affected by the aggregate amount of claims ultimately allowed. Distributions of Alderwoods Group's Common Stock, Warrants and interests in the Liquidating Trust to holders of allowed unsecured claims will be made on an incremental basis until all claims are resolved.

Litigation against the Predecessor and its filing subsidiaries arising from events occurring prior to June 1, 1999 and any additional liabilities related thereto were subject to compromise.

As a result of the Chapter 11 and the Creditors Arrangement Act filings, no principal or interest payments were made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until the Plan became effective.

Pursuant to U.S. bankruptcy law, interest on unsecured and under-secured pre-Petition Date debt obligations subject to compromise had not been accrued after the Petition Date. Interest expense and principal payments were recorded on most secured vendor financing, including capital lease obligations. Contractual interest expense not recorded on liabilities subject to compromise totaled $132,481,000 for the year ended December 31, 2001 (2000 — $153,964,000).

Net cash proceeds, after payment of certain direct selling costs, generated from the Predecessor's asset disposition program approved by the U.S. Bankruptcy Court were subject to restrictions on use. Certain cash proceeds were required to be placed in a segregated deposit account, pending a U.S. Bankruptcy Court order determining how such cash proceeds should be distributed. As at December 31, 2000, cash in this segregated deposit account amounted to approximately $23 million.

In 1996, the Predecessor, Loewen International and a trustee entered into the Collateral Trust Agreement pursuant to which the senior lenders shared certain collateral and guarantees on a pari passu basis. The security for lenders under the Collateral Trust Agreement consisted of (i) all of Loewen International's right, title and interest in and to all rights to receive payment under or in respect of accounts, contracts, contractual rights, chattel paper, documents, instruments and general intangibles, (ii) a pledge of the common shares of substantially all of the subsidiaries in which the Predecessor directly or indirectly held more than a 50% voting or economic interest, and (iii) a guarantee by each subsidiary that pledged shares. The security was held by the trustee for the equal and ratable benefit of the senior lending group. The senior lending group consisted principally of the lenders under the senior amortizing notes, senior notes and bank credit agreements as well as the holders of certain letters of credit.

Subsequent to the execution of the Collateral Trust Agreement, among other financings, the Predecessor issued the Series 3 and 4 Senior Notes, the Series 6 and 7 Senior Notes and the PATS (collectively, the "Subject Debt"). The aggregate principal amount outstanding of the Subject Debt was $1,100,000,000. In April 2000, the Predecessor announced that there was uncertainty as to the secured

(Tabular amounts expressed in thousands of dollars

NOTE 4. LIABILITIES SUBJECT TO COMPROMISE AND DEBT (Continued)

status under the Collateral Trust Agreement with respect to the Subject Debt. In accordance with the terms of the Collateral Trust Agreement, holders of future indebtedness or their representatives were to effect registration by delivering to the collateral trustee Additional Secured Indebtedness Registration Statements in a form set forth in the Collateral Trust Agreement. However, Additional Secured Indebtedness Registration Statements relating to the Subject Debt were either not delivered to the collateral trustee or were delivered indicating an incorrect outstanding amount. The Predecessor confirmed that it satisfied its obligations under the financing agreements to adopt appropriate corporate resolutions and to deliver to lender representatives, in connection with closing, Additional Secured Indebtedness Registration Statements relating to the Subject Debt. Pursuant to the agreements with lender representatives in connection with those financings, the Predecessor and Loewen International treated the Subject Debt as secured under the Collateral Trust Agreement. On this basis, the total indebtedness owed to the senior lending group subject to the Collateral Trust Agreement, including holders of certain letters of credit, at the Petition Date aggregated $2,016,000,000.

The Plan provides for the cancellation of the debt claiming the benefit of the Collateral Trust Agreement in exchange for a combination of cash, Alderwoods Group Common Stock and seven-year unsecured notes. Under specified circumstances, Alderwoods Group could also issue two-year unsecured notes or five-year secured notes, or both in exchange for cancellation of such debt.

It was not known when the uncertainty would be resolved. Accordingly, the effects of this contingency, if any, were not reflected in the Predecessor's consolidated financial statements.

On September 29, 2000, Bankers Trust Company, the trustee under the Collateral Trust Agreement, filed an adversary proceeding in the U.S. Bankruptcy Court seeking a declaratory judgment that the Subject Debt was secured debt and entitled to the benefits of the Collateral Trust Agreement. The Predecessor was named as a defendant in that proceeding.

Interest expense for the year ended December 31, 2001, included $619,000 (2000 — $3,142,000) of debt issue cost amortization and write-offs.

In 1994, Loewen Group Capital L.P. ("LGC") issued 3,000,000 Monthly Income Preferred Securities for an aggregate amount of $75,000,000. LGC is a limited partnership, and Loewen International as its general partner managed its business and affairs. The Monthly Income Preferred Securities were due August 31, 2024 and were subject to redemption at par at the option of LGC, in whole or in part, from time to time on or after August 31, 2004. As a result of the Chapter 11 filing, the Monthly Income Preferred Securities became redeemable. The Monthly Income Preferred Securities were subject to an unsecured guarantee by the Predecessor and Loewen International. Accordingly, the Monthly Income Preferred Securities have been designated as liabilities subject to compromise.

NOTE 5. IMPAIRMENT OF ASSETS AND DISPOSITIONS

During 1999, as a result of the Predecessor's reorganization proceedings and operating performance decline, the Predecessor conducted extensive reviews of each of its operating locations. The review resulted in the identification of 201 funeral homes and 170 cemeteries as probable for sale and the development of a program for disposition of these locations, which was approved by the U.S. Bankruptcy

(Tabular amounts expressed in thousands of dollars

NOTE 5. IMPAIRMENT OF ASSETS AND DISPOSITIONS (Continued)

Court in January 2000. As a result, a pre-tax asset impairment provision for long-lived assets of $428,194,000 was recorded in 1999.

During the first two months of 2001, the Predecessor completed the sale of 49 funeral homes and 43 cemeteries for gross proceeds of $25,267,000. As a result, and together with the Predecessor's revision on June 30, 2000, of its estimates of expected proceeds of the locations held for disposal, an additional pre-tax asset impairment provision of $116,937,000 was provided for in 2000.

During 2001, the Company further revised its estimates of expected proceeds of the locations held for disposal and identified other locations, which were not part of the previously-announced disposition properties, as probable for sale. Consequently, an additional pre-tax asset impairment provision of $180,658,000 was recorded.

The asset impairment provisions were based on management estimates.

During 2001, the Predecessor sold 124 funeral homes and 119 cemeteries for gross proceeds of $106,378,000, before closing and other settlement costs of $601,000, resulting in a pre-tax gain of $173,308,000.

During 2000, the Predecessor sold 101 funeral homes and 33 cemeteries for gross proceeds of $38,226,000, before closing and other settlement costs of $2,107,000, resulting in a pre-tax gain of $5,591,000.

NOTE 6. INVESTMENTS

Under a Put/Call Agreement entered into with Blackstone Capital Partners II Merchant Banking Fund L.P. and certain affiliates (together, "Blackstone"), the majority investor in Prime, in August 1996 (the "Prime Put/Call Agreement"), the Predecessor had the option to acquire (the "Prime Call") Blackstone's Prime common stock and Blackstone had the option to sell (the "Prime Put") its Prime common stock to the Predecessor. Under a Put/Call Agreement entered into with Blackstone and RHI Management Direct L.P. ("RHI") in November 1996 (the "Rose Hills Put/Call Agreement"), the Predecessor had the option to acquire the Rose Hills common stock owned by Blackstone and RHI and Blackstone and RHI had the option to sell (the "Rose Hills Put") their Rose Hills common stock to the Predecessor.

During 2000, Prime was reorganized under Chapter 11 in the U.S. Bankruptcy Court. Prime's common stock was cancelled and the Predecessor received five-year warrants to purchase 500,000 new common stock of reorganized Prime at an exercise price of $16.76 per common share. The Prime plan of reorganization also provided that 5,000,000 shares of new common stock would be issued to certain creditors of Prime. Pursuant to the Plan, all of the Prime warrants were irrevocably transferred to a liquidating trust for the benefit of holders of certain of the Predecessor's indebtedness.

Blackstone filed proofs of claim against the Predecessor in respect of the Prime Put, in which Blackstone calculated a Prime Put price of $183,400,000. Blackstone and RHI also filed proofs of claim against the Predecessor in respect of the Rose Hills Put, in which Blackstone and RHI calculated a Rose Hills Put price of $158,800,000.

NOTE 6. INVESTMENTS (Continued)

On April 12, 2001, Blackstone, RHI and the Predecessor entered into a settlement and resolution of any and all claims, issues and disputes between such parties relating to or involving Prime or Rose Hills on substantially the following terms (the "Blackstone Settlement"), which became effective on the Effective Date:

(i) each of Blackstone and RHI, on the one hand, and the Predecessor and certain of its affiliates, on the other hand, effective as of the closing of the transactions described below, released, waived and discharged the other from any and all claims, demands, rights, causes of action and controversies arising from or relating to the Prime Put/Call Agreement (including the rejection thereof), the Rose Hills Put/Call Agreement or otherwise relating to Prime or Rose Hills;

(ii) Alderwoods Group assumed the Rose Hills Put/Call Agreement as amended and modified by the agreement entered into to effect the Blackstone Settlement; and

(iii) the Rose Hills Put/Call Agreement was amended and modified to provide that:

- the Rose Hills Put was automatically exercised;
- in full satisfaction of all of the Debtors' obligations under the Rose Hills Put/Call Agreement, Alderwoods Group delivered to Blackstone and RHI $24,679,000 aggregate principal amount of Alderwoods Group unsecured subordinated convertible notes, 379,449 shares of Alderwoods Group Common Stock, with an aggregate value of $6,515,000, and assumed the obligations under the $445,000 note issued by RHI to Rose Hills;
- in full satisfaction of all of the obligations of Blackstone and RHI under the Rose Hills Put/Call Agreement, Blackstone and RHI conveyed to Alderwoods Group all of the Rose Hills common stock owned by them, free and clear of all liens; and
- upon the closing of such transactions, the Rose Hills Put/Call Agreement terminated and was of no further force or effect.

NOTE 7. INVESTMENTS, FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Prior to filing for bankruptcy, the Predecessor used derivative transactions with financial institutions primarily as hedges of other financial transactions. The Predecessor does not trade in financial instruments and is not a party to leveraged derivatives.

Swap agreements and interest rate options

The Predecessor entered into swap agreements and interest rate options with a number of different commercial banks and financial institutions to manage its interest rate exposure on fixed rate long-term debt. At December 31, 2000, and throughout 2001, no such agreements were outstanding.

**(Tabular amounts expressed in thousands of dollars

NOTE 8. STOCKHOLDERS' EQUITY

(a) Authorized

200,000,000	First Preferred stock without par value
40,000,000	Class A stock without par value
750,000,000	Common stock without par value

Of the 200,000,000 First Preferred stock, 1,000,000 shares are designated as 7.75% Cumulative Redeemable Convertible First Preferred stock without par value, Series A, 425,000 shares are designated as Convertible First Preferred stock, Series B, (see (c) below), and 8,800,000 shares are designated as 6.00% Cumulative Redeemable Convertible First Preferred stock, Series C ("Series C Preferred stock") (see (c) below).

(b) Issued and outstanding shares

	Number of Shares	Stated Value
Common stock		
Outstanding December 31, 2001 and 2000	74,145,466	1,302,819
Preferred stock		
Series C Preferred stock outstanding December 31, 2001 and 2000	8,799,900	$ 157,144

(c) First Preferred stock

First Preferred stock was authorized to be issued from time to time in one or more series and in such numbers and with such special rights and restrictions as the directors of the Predecessor determined.

During 1994, as part of the Management Equity Investment Plan, 425,000 shares were designated as Convertible First Preferred stock, Series B of the Predecessor. Each Convertible First Preferred stock was convertible into ten shares of Common stock at any time prior to July 13, 2011. No shares of Series B Preferred shares were issued.

The Series C Preferred stock was issued for cash of $157,144,000 by public offering, net of expenses of $3,776,000, in 1996. The holders of Series C Preferred stock will have the right at any time before January 1, 2003, to convert each Series C Preferred stock into that number of shares of Common stock determined by dividing Cdn. $25.00 by Cdn. $38.125. Thereafter, a holder of Series C Preferred stock will have the right on January 1, 2003, and on the first business day of each quarter thereafter, to convert all or part of such Series C Preferred stock into that number of shares of Common stock determined by dividing Cdn. $25.00 plus accrued and unpaid dividends by the greater of Cdn. $3.00 and 95% of the Current Market Price (as defined) on the date of conversion. During 2000, 100 shares of Series C Preferred stock were converted into 65 shares of Common stock.

(Tabular amounts expressed in thousands of dollars

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

The holders of the Series C Preferred stock were entitled, as and when declared by the Board of Directors, to a fixed preferential cumulative cash dividend of 6% per year, payable quarterly. In March 1999, the Predecessor suspended future dividends on its Common stock and deferred future dividends on its Preferred stock.

In August 2000, a motion was filed in the Canadian Court by RBC Dominion Securities Inc., Sunrise Partners LLC and Paloma Strategic Fund LP seeking an order to compel the Predecessor to convert the Preferred stock to Common stock upon request from the Preferred stockholders. The court denied that motion on September 29, 2000.

On or after July 1, 1999, the Series C Preferred stock was redeemable by the Predecessor, upon giving not less than 30 days notice, at a redemption price equal to Cdn. $25.00 per share together with accrued and unpaid dividends. Prior to July 1, 2001, the redemption could only be effected by the issuance of Common stock, determined by dividing the redemption price by the greater of Cdn. $3.00 and 95% of the current market price at the date of redemption. On and after July 1, 2001, the redemption may be effected by the issuance of Common stock or payment of a cash amount.

As of October 1, 2001, the Predecessor had deferred payment of dividends for 11 consecutive calendar quarters. Accordingly, this Preferred stock was convertible into Common stock at a ratio of 9.710 Common shares per Preferred share. However, the Predecessor was not accepting requests for conversion.

(d) Management Equity Investment Plan ("MEIP")

4,250,000 shares of the Common stock of the Predecessor were reserved upon adoption by the Predecessor of the MEIP on June 15, 1994. Senior Exchangeable Debentures (the "Debentures") amounting to $127,670,000 were issued by Loewen International to a wholly-owned subsidiary of Loewen International formed to act as agent for the MEIP. The Debentures were due July 15, 2001 and bore interest at floating rates. Each $300.40 of principal amount of Debentures will be exchangeable for one Convertible First Preferred share, Series B of the Predecessor, each of which will be convertible into ten shares of the Common stock of the Predecessor. As at December 31, 2000, the MEIP participants had paid $2,869,000 for option rights to acquire $57,382,000 of Debentures exercisable as to 50% in 1999, 25% in 2000 and 25% in 2001. If an option expires unexercised, the participant is entitled to a refund without interest of the amount paid to acquire such option right. In addition, as at December 31, 2000, the former Chairman had paid $2,253,000 for the right and obligation to acquire $45,060,000 of Debentures with the same exercise dates. Pursuant to the Plan, the Debentures were canceled on the Effective Date.

(e) Stock option plans

The Predecessor had separate fixed stock option plans for its United States and Canadian employees, which enabled the Predecessor to grant options to its employees and Directors. The option plans were administered by the Compensation Committee of the Predecessor's Board of Directors. Granting of stock options has been suspended since the Petition Date. At December 31, 2000, 1,752,025 options were exercisable at prices ranging from $0.93 to $41.25 per Common share. The Predecessor has determined that, due to its reorganization the stock options were effectively cancelled.

(Tabular amounts expressed in thousands of dollars

NOTE 9. LEGAL CONTINGENCIES

See Note 1 for a description of the Predecessor's reorganization proceedings.

Pursuant to the Plan, Alderwoods Group succeeded to the business previously conducted by the Predecessor. Accordingly, the Predecessor is not party to any legal contingencies.

NOTE 10. REORGANIZATION COSTS

The Predecessor incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of Chapter 11 and the Creditors Arrangement Act as follows:

	Years Ended December 31,	
	2001	2000
Executory contracts submitted for rejection	$ 4,947	$ 6,552
Deferred debt issue costs written off	—	—
PATS option liability recorded	—	—
Key Employee Retention Plan costs	14,997	7,279
Professional fees and other costs	75,510	36,724
Interest income	(8,282)	(4,678)
	$87,172	$45,877

Professional fees and other costs include legal, accounting and consulting services provided to the Predecessor and the Official Unsecured Creditors' Committee which, subject to court approval, were required to be paid by the Predecessor as it reorganized under Chapter 11 and the Creditors Arrangement Act.

In September 1999, the Bankruptcy Courts approved the Key Employee Retention Plan, a long-term agreement structured to ensure that appropriate employee levels and expertise were retained during the reorganization process.

NOTE 11. RETIREMENT PLANS

The Predecessor had a 401(K) Retirement Savings Plan for United States employees who could defer between 2% and 15% of their compensation. The Predecessor matched 100% of employee contributions to a maximum of 2% of employees' eligible compensation. There are no required future contributions under this plan in respect of past service.

The Predecessor had a Registered Retirement Savings Plan for Canadian employees who could contribute 3% or 5% of their compensation, which was matched by an equal contribution to the plan by the Predecessor on behalf of employees. There are no required future contributions under these plans in respect of past service.

The Predecessor's total expense for these retirement plans for the two years ended December 31, 2001 and 2000 was $2,252,778 and $2,585,890, respectively.

(Tabular amounts expressed in thousands of dollars

NOTE 12. INCOME TAXES

The provision or benefit for income taxes included United States federal income taxes, determined on a consolidated return basis, foreign, state and local income taxes.

Loss before income taxes, extraordinary gain and cumulative effect of accounting change was as follows:

	Years Ended December 31,	
	2001	2000
United States	$(12,773)	$(36,345)
Foreign	(46,405)	1,482
	$(59,178)	$(34,863)

Income tax provision consisted of the following:

	Years Ended December 31,	
	2001	2000
Current:		
United States	$14,629	$ 3,591
Foreign	5,962	1,437
State and local	3,427	3,680
Deferred:		
United States	3,490	12,132
Foreign	(25)	(91)
State and local	499	1,733
Total provision	$27,982	$22,482

The Predecessor made income tax payments of $17,309,000 and $16,331,000, excluding income tax refunds of $5,160,000 and $3,306,000, for the years ended December 31, 2001 and 2000, respectively.

(Tabular amounts expressed in thousands of dollars

NOTE 12. INCOME TAXES (Continued)

The difference between the U.S. federal statutory income tax rate and the Predecessor's effective tax rate were as follows:

	Years Ended December 31,	
	2001	2000
	%	%
U.S. Federal statutory tax rate	(35.0)	(35.0)
State and local taxes	5.3	10.6
Amortization, net of federal income tax benefits of goodwill arising from acquisitions	14.4	20.5
Other non-deductible charges	62.4	11.6
Change in valuation allowance on deferred tax assets	6.4	73.5
Differences between foreign and U.S. income tax rates (or foreign tax differential)	(2.7)	(5.9)
Other	(3.5)	(10.8)
Effective income tax rate	47.3	64.5

As a result of reorganization, substantially all deferred tax assets and liabilities, except for certain operating and capital losses carried forward, were transferred to Alderwoods Group, Inc.

NOTE 13. CHANGES IN OTHER NON-CASH BALANCES

Supplemental disclosures related to statements of cash flows consist of the following:

	Years Ended December 31,	
	2001	2000
Decrease (increase) in assets:		
Receivables, net of allowances		
Trade	$ 6,295	$ 4,330
Other	13,818	(19,392)
Inventories	735	(3,247)
Prepaid expenses	(9,340)	2,611
Amounts receivable from cemetery trusts	(39,582)	(55,533)
Customer installment contracts, net of allowances	46,773	67,562
Cemetery property	5,230	12,808
Other assets	992	3,095

(Tabular amounts expressed in thousands of dollars

NOTE 13. CHANGES IN OTHER NON-CASH BALANCES (Continued)

	Years Ended December 31,	
	2001	2000
Increase (decrease) in liabilities, including certain liabilities subject to compromise:		
Accounts payable and accrued liabilities	51,009	5,536
Deferred pre-need funeral contract revenue	(3,438)	(49,775)
Deferred pre-need cemetery contract revenue	(43,234)	2,958
Other liabilities	10,446	(5,845)
Insurance policy liabilities	27,321	23,655
Other changes in non-cash balances	2,625	8,140
	$ 69,650	$ (3,097)
Supplemental information:		
Interest paid	$ 8,343	$ 7,762
Bad debt expense	7,893	8,015
Non-cash investing and financing activities:		
Capital leases	(5,659)	(11,399)

NOTE 14. DEFERRED PRE-NEED REVENUE

The activity in deferred pre-need cemetery contract revenue was as follows:

	Years Ended December 31,
	2001
Beginning balance	$1,037,611
Net sales	68,972
Dispositions	(214,735)
Maturities	(110,299)
Realized earnings on cemetery trusts	15,200
Change in cancellation reserve	(14,432)
Fresh start valuation adjustments, including effects of Alderwoods Group's accounting policy change	(440,299)
Transfer to Alderwoods Group, Inc.	(342,018)
Ending balance	$ —

The realized earnings recognized in the consolidated statement of operations related to pre-need merchandise and services trusts and perpetual or endowment care trusts were $29,378,000 and $33,526,000 for the years ended December 31, 2001 and 2000, respectively.

(Tabular amounts expressed in thousands of dollars

NOTE 14. DEFERRED PRE-NEED REVENUE (Continued)

The Predecessor's gross pre-need funeral contract sales decreased to approximately $108 million in 2001 from approximately $119 million in 2000. The Predecessor estimated that it had a backlog of approximately $1.1 billion in pre-need funeral contracts as of December 31, 2001. At January 1, 2000, when the Predecessor implemented SAB 101, approximately $92 million was recorded representing amounts received but not required to be placed in trust, and interest earnings on amounts in trust, which had previously been recognized in revenue. During 2001 and 2000, the Predecessor recognized approximately $4.4 million and $6.1 million, respectively, of this amount in funeral revenue.

NOTE 15. SEGMENTED INFORMATION

The Predecessor's reportable segments comprised three businesses it operated, each of which offered different products and services: funeral homes, cemeteries and insurance (see Note 2).

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 3). The Predecessor sold primarily to external customers, though any intersegment sales or transfers occured at market price. In 2001, the inter-company insurance commissions amounted to $4,911,000 and were eliminated in the Predecessor's consolidated financial statements (2000 — $4,454,000). The Predecessor evaluates performance based on earnings from operations of the respective businesses.

	Funeral	Cemetery	Insurance	Other	Consolidated
Revenue earned from external sales:					
2001	$ 522,089	$ 210,097	$ 104,215	$ —	$ 836,401
2000	576,940	263,203	87,541	—	927,684
Earnings (loss) from operations:					
2001	$ 71,362	$ (139,999)	$ 11,609	$ (75,145)	$ (132,173)
2000	47,378	25,914	5,599	(61,422)	17,469
Investment revenue (included in earnings (loss) from operations):					
2001	$ 2,105	$ 28,475	$ 22,152	$ 2,802	$ 55,534
2000	2,887	39,677	21,642	909	65,115
Depreciation and amortization:					
2001	$ 37,984	$ 6,659	$ 31	$ 12,364	$ 57,038
2000	41,802	8,072	31	7,114	57,019
Capital expenditures:					
2001	$ 4,740	$ 3,174	$ 248	$ 12,850	$ 21,012
2000	11,306	4,717	—	10,469	26,492

(Tabular amounts expressed in thousands of dollars

NOTE 15. SEGMENTED INFORMATION (Continued)

The following table reconciles earnings from operations of reportable segments to total earnings (loss) and identifies the components of "Other" segment earnings from operations:

	Years Ended December 31,	
	2001	2000
Earnings (loss) from operations of funeral, cemetery and insurance segments	$ (57,028)	$ 78,891
Other expenses of operations:		
General and administrative expenses	(61,010)	(54,308)
Depreciation and amortization	(12,364)	(7,114)
Other	(1,771)	—
	(75,145)	(61,422)
Total earnings (loss) from operations	$(132,173)	$ 17,469

The Predecessor operated principally in North America. Over 90% of its revenues were earned in the United States. The Predecessor also had operations in Canada and the United Kingdom. The following tables depict the revenues earned and the long-term assets held in the reportable geographic segments.

	Years Ended December 31,	
	2001	2000
Revenue:		
United States	$767,606	$849,519
Canada	53,779	57,000
Other	15,016	21,165
	$836,401	$927,684

(Tabular amounts expressed in thousands of dollars

NOTE 16. EARNINGS PER SHARE

The basic and diluted earnings per share computations for income (loss) before extraordinary gain and cumulative effect of accounting change were as follows:

	Years Ended December 31,	
	2001	2000
Income (numerator):		
Loss before extraordinary items and cumulative effect of accounting change	$ (87,160)	$ (57,345)
Less, provision for Preferred stock dividends	8,536	8,886
Loss before extraordinary items and cumulative effect of accounting change attributable to Common stockholders	(95,696)	(66,231)
Extraordinary gain on debt discharge	958,956	—
Fresh start valuation adjustments	(228,135)	—
Cumulative effect of accounting change	—	(986,750)
Net income (loss) attributable to Common stockholders	$ 635,125	$(1,052,981)
Shares (denominator)		
Basic and diluted weighted average number of shares of Common stock outstanding (thousands)	74,145	74,145

As a result of the Predecessor's reorganization proceedings, the Predecessor was not accepting requests to exercise stock options or convert Preferred stock. Accordingly, there was no Common stock issuable with respect to stock options and Preferred stock.

NOTE 17. SUMMARIZED CHAPTER 11 AND CREDITORS ARRANGEMENT ACT FINANCIAL INFORMATION

Summarized financial data for the companies that were under creditor protection of Chapter 11 and the Creditors Arrangement Act are as follows:

	Years Ended December 31,	
	2001	2000
Income statement information:		
Revenue	$ 694,941	$733,832
Gross margin	161,333	232,433
Income (loss) from operations	(144,877)	1,746
Loss before extraordinary items and cumulative effect of accounting change	(91,646)	(68,047)

(Tabular amounts expressed in thousands of dollars

NOTE 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data, which has been restated to give effect to the full implementation of SAB 101, is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001				
Revenue	$ 222,327	$209,856	$201,401	$ 202,817
Gross profit	58,600	50,045	46,593	26,001
Income (loss) before extraordinary items and cumulative effect of accounting change	28,251	(85,881)	(20,888)	(8,642)
Net income (loss)	28,251	(85,881)	(20,888)	722,179
Basic and diluted income (loss) per Common share	$ 0.35	$ (1.19)	$ (0.31)	$ 9.72

The effect of the restatement on quarterly financial information as a result of the implementation of SAB 101 effective January 1, 2000 is summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001				
Income (loss) before extraordinary items and cumulative effect of accounting change as previously stated under U.S. GAAP	$(10,643)	$(114,852)	$(52,166)	n/a
Adjustment to give effect to SAB 101	38,894	28,971	31,278	n/a
Income (loss) before extraordinary items and cumulative effect of accounting change, restated	$ 28,251	$ (85,881)	$(20,888)	n/a

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information regarding executive officers required by this Item is incorporated herein by reference to the information contained in Part I of this report under the caption "Executive Officers of Alderwoods Group." In accordance with General Instruction G(3), the information regarding directors required by this Item is incorporated herein by reference to the information provided under the captions "Election of Directors — Information Regarding Director Nominees" and "Section 16 (a) Beneficial Ownership Reporting Compliance" of Alderwoods Group's Proxy Statement to be filed with the SEC.

ITEM 11. EXECUTIVE COMPENSATION

In accordance with General Instruction G(3), the information required by this Item is incorporated herein by reference to the information provided under the captions "Executive Compensation," Agreements with Named Executive Officers," "Meetings and Committees of the Board of Directors — Director Compensation and Other Payments" and "Compensation Committee Interlocks and Insider Participation" of Alderwoods Group, Inc.'s Proxy Statement to be filed with the SEC.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

In accordance with General Instruction G(3), the information required by this Item is incorporated herein by reference to the information provided under the caption "Beneficial Ownership of Principal Stockholders, Directors and Management" of Alderwoods Group, Inc.'s Proxy Statement to be filed with the SEC.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the total number of shares of Common Stock authorized for issuance at December 28, 2002, under the Company's 2002 Equity and Performance Incentive Plan implemented on January 2, 2002, which is the Company's only equity compensation plan.

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,470,000	$11.07	1,030,000
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	3,470,000	$11.07	1,030,000

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with General Instruction G(3), the information required by this Item is incorporated herein by reference to the information provided under the caption "Certain Relationships and Related Transactions" of Alderwoods Group, Inc.'s Proxy Statement to be filed with the SEC.

ITEM 14. CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out, under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective.

Subsequent to the date of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

Financial Statements

Alderwoods Group, Inc., Consolidated Balance Sheet

Report of Independent Accountants

Consolidated Balance Sheets as of December 28, 2002 and December 31, 2001

Consolidated Statement of Operations for the 52 Weeks Ended December 28, 2002

Consolidated Statement of Stockholders' Equity for the 52 Weeks Ended December 28, 2002

Consolidated Statement of Cash Flows for the 52 Weeks Ended December 28, 2002

Notes to Consolidated Financial Statements

The Loewen Group Inc., Consolidated Financial Statements

Report of Independent Accountants

Consolidated Balance Sheet as of December 31, 2001

Consolidated Statements of Operations for the Years Ended December 31, 2001 and 2000

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001 and 2000

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001 and 2000

Notes to Consolidated Financial Statements

Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts

Exhibits

Exhibit Number	Description
2.1	Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 99.1 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed September 10, 2001)
2.2	Modification to the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 2.2 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.3	Second Modification to the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 2.3 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)

Exhibit Number	Description
2.4	Order Approving Modification of Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries and Compromise and Settlement of Claims Filed by Thomas Hardy (incorporated by reference to Exhibit 2.4 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.5	Findings of Fact, Conclusions of Law and Order Confirming Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries, As Modified, dated December 5, 2001 (incorporated by reference to Exhibit 2.5 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.6	Final Order dated December 7, 2001 (incorporated by reference to Exhibit 2.6 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
3.1	Certificate of Incorporation of Alderwoods Group, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
3.2	Bylaws of Alderwoods Group, Inc. (incorporated by reference to Exhibit 3.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.1	Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Form 10-K of Loewen Group International, Inc., SEC File No. 000-33277, filed December 17, 2001)
4.2	Equity Registration Rights Agreement among Alderwoods Group, Inc. and certain holders of Common Stock. (incorporated by reference to Exhibit 4.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.4	Form of Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed on March 28, 2002)
4.5	Rights Agreement, dated as of March 6, 2002, by and between Alderwoods Group, Inc. and Wells Fargo Bank Minnesota, National Association, as rights agent (including Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form of Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase Preferred Stock as Exhibit C thereto) (incorporated by reference to Exhibit 4.1 to the Form 8-A of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 13, 2002)
4.7	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and Franklin Mutual Advisors, LLC
4.8	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and GSCP Recovery, Inc. and GSC Recovery II, L.P.
4.9	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and Oaktree Capital Management, LLC
10.1	Indenture governing the 12 1/4% Senior Secured Notes due 2004 (incorporated by reference to Exhibit 10.1 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.2	Indenture governing the 11% Senior Notes due 2007 (incorporated by reference to Exhibit 10.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)

Exhibit Number	Description
10.3	Indenture governing the 12 1/4% Senior Notes due 2009 (incorporated by reference to Exhibit 10.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.4	Indenture governing the 12 1/4% Convertible Subordinated Notes due 2012 (incorporated by reference to Exhibit 10.4 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.5	Debt Registration Rights Agreement among Alderwoods Group, Inc. and certain holders of debt securities of Alderwoods Group, Inc. (incorporated by reference to Exhibit 10.5 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.6	Indenture dated as of November 15, 1996 governing the 9 1/2% Senior Subordinated Notes due 2004 of Rose Hills Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form S-4 of Rose Hills Company, Registration No. 333-21411, filed February 7, 1997)
10.7	Credit Agreement dated as of November 19, 1996 among Rose Hills Company, Rose Hills Holdings Corp., Goldman, Sachs & Co., as syndication agent and arranging agent, the financial institutions from time to time parties thereto as lenders and The Bank of Nova Scotia, as administrative agent for such lenders (incorporated by reference to Exhibit 10.2 to the Form S-4 of Rose Hills Company, Registration No. 333-21411, filed February 7, 1997)
10.8	First Amendment to Credit Agreement dated January 12, 2001 among Rose Hills Company, Rose Hills Holdings Corp., Goldman, Sachs & Co., as syndication agent and arranging agent, the financial institutions from time to time parties thereto as lenders and The Bank of Nova Scotia, as administrative agent for such lender (incorporated by reference to Exhibit 10.26 to the Form 10-Q of Rose Hills Company, Registration No. 333-21411, filed May 15, 2001)
10.9	Second Amendment to Credit Agreement dated April 27, 2001 among Rose Hills Company, Rose Hills Holdings Corp., Goldman, Sachs & Co., as syndication agent and arranging agent, the financial institutions from time to time parties thereto as lenders and The Bank of Nova Scotia, as administrative agent for such lender (incorporated by reference to Exhibit 10.27 to the Form 10-Q of Rose Hills Company, Registration No. 333-21411, filed May 15, 2001)
10.10	Financing Agreement dated as of January 2, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc. (incorporated by reference to Exhibit 10.8 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.11	Amendment No. 1 to Financing Agreement dated as of January 17, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc. (incorporated by reference to Exhibit 10.9 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.12	Amendment No. 2 to Financing Agreement dated as of February 1, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc. (incorporated by reference to Exhibit 10.10 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.13	Amendment No. 3 and Consent No. 1 to Financing Agreement dated as of February 15, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc. (incorporated by reference to Exhibit 10.11 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)

Exhibit Number	Description
10.14	Amendment No. 4 and Limited Waiver to Financing Agreement dated as of February 28, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc. (incorporated by reference to Exhibit 10.12 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
**10.15	Amendment No. 5 to Financing Agreement dated as of November 14, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc.
**10.16	Amendment No. 7 and Limited Consent to Financing Agreement dated as of February 14, 2003 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc.
*10.17	The Loewen Group Inc. Corporate Incentive Plan (incorporated by reference to Exhibit 10.5.1 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.18	The Loewen Group Inc. Operations Incentive Plan (incorporated by reference to Exhibit 10.5.2 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.19	The Loewen Group Inc. Basic Employee Severance Plan (incorporated by reference to Exhibit 10.5.3 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.20	The Loewen Group Inc. Executive and Other Specified Employee Severance Plan (incorporated by reference to Exhibit 10.5.4 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.21	The Loewen Group Inc. Confirmation Incentive Plan (incorporated by reference to Exhibit 10.5.5 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.22	The Loewen Group Inc. Retention Incentive Plan (incorporated by reference to Exhibit 10.5.6 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.23	Form of Employment and Release Agreement for Corporate and Country Management (incorporated by reference to Exhibit 10.5.7 to the Form 10-K of The Loewen Group Inc., SEC File No. 1-12163, filed March 16, 2000)
*10.24	Form of Stay Put Bonus Plan Letters, dated February 26, 1999 (incorporated by reference to Exhibit 10.13 to the Form 10-K of The Loewen Group, Inc., SEC File No. 1-12163, filed on April 14, 1999)
*10.25	Employment Agreement dated January 2, 2002, by and between Alderwoods Group, Inc. and John S. Lacey (incorporated by reference to Exhibit 10.21 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.26	Employment Agreement dated January 2, 2002, by and between Alderwoods Group, Inc. and Paul A. Houston (incorporated by reference to Exhibit 10.22 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.27	Employment Agreement dated January 2, 2002, by and between Alderwoods Group, Inc. and Kenneth A. Sloan (incorporated by reference to Exhibit 10.23 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.28	Amendment to Employment Agreement dated as of December 15, 2002, by and between Alderwoods Group, Inc. and Kenneth A. Sloan.**

Exhibit Number	Description
*10.29	Employment Agreement dated January 2, 2002, by and between Alderwoods Group, Inc. and Bradley D. Stam (incorporated by reference to Exhibit 10.24 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.30	Employment Agreement dated January 2, 2002, by and between Alderwoods Group, Inc. and Gordon D. Orlikow (incorporated by reference to Exhibit 10.25 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.31	Employment Agreement dated January 2, 2002, by and between Alderwoods Group, Inc. and James D. Arthurs (incorporated by reference to Exhibit 10.26 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.32	Employment Agreement dated June 6, 2002, by and between Alderwoods Group, Inc. and Ellen Neeman (incorporated by reference to Exhibit 10.29 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)
*10.33	Employment Agreement dated June 10, 2002, by and between Alderwoods Group, Inc. and Cameron R.W. Duff (incorporated by reference to Exhibit 10.30 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)
*10.34	Employment Agreement dated September 16, 2002, by and between Alderwoods Group, Inc. and Ross S. Caradonna (incorporated by reference to Exhibit 10.31 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed November 14, 2002)
*10.35	Alderwoods Group, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.36	Director Compensation Plan (incorporated by reference to Exhibit 10.28 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
**21.1	Subsidiaries of Alderwoods Group, Inc. as of February 28, 2003
24.1	Powers of Attorney (included in the signature pages to this Form 10-K)

* Indicates management contract or compensatory plan or arrangement.

** Filed herewith.

(b) Reports on Form 8-K

The following Current Report on Form 8-K was filed by Alderwoods Group during the last quarter of fiscal 2002:

Filing Date	Item Number	Description
October 31, 2002 (dated October 31, 2002)	Item 5.0 Other Events	Announcement of the extension of the deadline to December 2, 2002, for the submission of stockholder proposals in connection with Alderwoods Group's 2003 annual meeting of stockholders to be held on or about May 1, 2003

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

ALDERWOODS GROUP, INC. and PREDECESSOR(5)

December 28, 2002

(in thousands of dollars)

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(2)	Balance at end of period
Current — Allowance for doubtful accounts					
52 weeks ended					
December 28, 2002	$ 26,291	$ 5,645	$ (77)(1)	$ (21,898)	$ 9,961
Year ended December 31, 2001	34,111	7,893	(5,113)(1)	(10,600)	26,291
Year ended December 31, 2000	36,660	8,015	(1,235)(1)	(9,329)	34,111
Allowance for pre-need funeral contract cancellations and refunds					
52 weeks ended					
December 28, 2002	$158,381	$ 6,885	$ (5,236)(1)	$ (3,647)	$156,383
Year ended December 31, 2001	—	—	158,381 (3)	—	158,381
Year ended December 31, 2000	—	—	—	—	—
Allowance for pre-need cemetery contract cancellations and refunds					
52 weeks ended					
December 31, 2002	$ 31,556	$ 3,749	$ (539)(1)	$ (8,970)	$ 25,796
Year ended December 31, 2001	30,360	14,137	(5,382)(1)(3)	(7,559)	31,556
Year ended December 31, 2000	58,345	9,187	(1,558)(1)	(35,614)	30,360
Deferred tax valuation allowance					
52 weeks ended					
December 28, 2002	$289,582	$ 6,059	$ 95,404 (6)	$ —	$391,045
Year ended December 31, 2001	654,000	3,796	(368,214)(3)	—	289,582
Year ended December 31, 2000	328,514	4,073	321,413 (4)	—	654,000

(1) Primarily related to disposals in connection with locations sold and the acquisition of Rose Hills.

(2) Uncollected receivables written off, net of recoveries.

(3) Fresh start and other adjustments and the acquisition of Rose Hills.

(4) Cumulative effect of change in accounting principle.

(5) Amounts prior to December 31, 2001, reflect Predecessor valuation and qualifying accounts.

(6) Primarily due to the cumulative effect of the Plan implementation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDERWOODS GROUP, INC.

By: /s/ PAUL A. HOUSTON

Paul A. Houston
President and Chief Executive Officer

Dated: March 25, 2003

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Paul A. Houston and Kenneth A. Sloan, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this report necessary or advisable to enable the registrant to comply with the Securities Exchange Act of 1934, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this report as the aforesaid attorney-in-fact deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL A. HOUSTON Paul A. Houston	President, Chief Executive Officer and Director (Principal Executive Officer)	Dated: March 25, 2003
/s/ KENNETH A. SLOAN Kenneth A. Sloan	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	Dated: March 25, 2003
/s/ LLOYD E. CAMPBELL Lloyd E. Campbell	Director	Dated: March 25, 2003
/s/ ANTHONY G. EAMES Anthony G. Eames	Director	Dated: March 25, 2003
/s/ CHARLES M. ELSON Charles M. Elson	Director	Dated: March 25, 2003

/s/ DAVID R. HILTY David R. Hilty	Director	Dated: March 25, 2003
/s/ OLIVIA KIRTLEY Olivia Kirtley	Director	Dated: March 25, 2003
/s/ JOHN S. LACEY John S. Lacey	Chairman of the Board	Dated: March 25, 2003
/s/ WILLIAM R. RIEDL William R. Riedl	Director	Dated: March 25, 2003
/s/ W. MACDONALD SNOW W. MacDonald Snow	Director	Dated: March 25, 2003

CERTIFICATIONS

I, Paul A. Houston, certify that:

1. I have reviewed this annual report on Form 10-K of Alderwoods Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ PAUL A. HOUSTON

Paul A. Houston
President, Chief Executive Officer and Director
(Principal Executive Officer)

Dated: March 25, 2003

I, Kenneth A. Sloan, certify that:

1. I have reviewed this annual report on Form 10-K of Alderwoods Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ KENNETH A. SLOAN

Kenneth A. Sloan
Executive Vice President, Chief Financial Officer
(Principal Financial Officer and
Chief Accounting Officer)

Dated: March 25, 2003

EXHIBIT LIST

Exhibit Number	Description
10.15	Amendment No. 5 to Financing Agreement dated as of November 14, 2002 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc.
10.16	Amendment No. 7 and Limited Consent to Financing Agreement dated as of February 14, 2003 among Alderwoods Group, Inc., CIT Group/Business Credit, Inc. and various subsidiaries of Alderwoods Group, Inc.
10.28	Amendment to Employment Agreement dated as of December 15, 2002, by and between Alderwoods Group, Inc. and Kenneth A. Sloan.
21.1	Subsidiaries of Alderwoods Group, Inc. as of February 28, 2003


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